
13002044

ICONIX

BRAND GROUP, INC.

ANNUAL REPORT & FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2012


JOE BOXER

MARC
ECKŌ
CUT & SEW

ZOO YORK

ROCAWEAR

Modern Amusement

STARTER

umbro

ECKŌ
1972
ECKŌ UNLTD.
WE ARE UNLIMITED

Ed Hardy

Lee Cooper

Icecream

BILLIONAIRE BOYS CLUB

CHARISMA

Sandra
by Sandra Lee

SHARPER IMAGE
INTRODUCING
MEGAN FOX

PEANUTS

Candie's
ONLY AT KOHL'S

love peace happiness
Mudd

MOSSIMO

DANSKIN

BADGLEY
MISCHKA

LONDON FOG
OUTERWEAR | HANDBAGS | ACCESSORIES
WOMEN | MEN | KIDS

Lucy Hale
BONGO

RAMPAGE
APPAREL, FOOTWEAR, INTIMATES & ACCESSORIES

MATERIAL GIRL
HITS
HOLLYWOOD
BEVERLY HILLS
macy's

TRUTH
OR
DARE
BY MADONNA

BUFFALO
DAVID BITTON

OP

ROYAL VELVET

CANNON
EST. 1887

TRADEMARK
FIELDCREST

IN A WAVERLY WORLD
WAVERLY



TO OUR SHAREHOLDERS

2012 was a solidifying year in which we had a number of accomplishments, including the expansion of our global footprint and the strengthening of our balance sheet, that position our Company to drive strong future growth and deliver continued value to our shareholders.

In looking at our Company today, with a diversified portfolio of 33 brands that represent approximately $13 billion in annual retail sales, it is clear we have come a long way. However, it is still our future that I am most excited about.

In 2012, we executed on several exciting initiatives that position us well for significant growth in the years to come.

- We continued to make progress in expanding our global footprint and formed a joint venture in India to build our brands in that region, marking the fourth international joint venture for our Company.
- We signed a deal for the first ever Peanuts movie with Twentieth Century Fox and Blue Sky Studios that is slated for a worldwide release in 2015.
- We leveraged the strength of our brands' predictable and stable cash flows to launch a $1.1 billion securitization facility at attractive pricing that provides us with the financial flexibility to continue to execute on our acquisition strategy and opportunistic share repurchases.
- We acquired Umbro, the original global football brand, which further diversifies us into new markets and enhances our athletic platform, which combined with Starter and Danskin represent approximately $2.5 billion in annual retail sales.
- We repurchased approximately $125 million of our Company's stock and have continued buying back stock in 2013, in total repurchasing approximately 23% of our shares outstanding since initiating our program in October 2011 through April 22, 2013.

As we continue to execute on our organic initiatives and acquisition strategy, the profile of our brand portfolio is constantly evolving and further diversifying across geographies and consumer segments. To best manage our growing platform and drive continued growth, we have been focused on building strong teams across our four verticals- women's, men's, home and entertainment.

Women's Brands: Our women's brands remain healthy and well entrenched across major retailers including Target, Walmart, Kohl's, Kmart and Macy's.

Men's Brands: In the men's division, we are most excited about our athletic businesses with our recent acquisition of Umbro, and the return of the Starter satin team jackets in the Fall of 2013. While some of our other men's brands remain challenged, we are working on initiatives to return those brands to growth.

Home Brands: Our overall home business continues to perform well, with strength from Charisma, Cannon and Fieldcrest in 2012.

Entertainment Brands: In anticipation of the Peanuts movie scheduled for release in Fall 2015, we are lining up new licensee partners and over the next few years expect a lift in revenue associated with new movie merchandise, box office sales and an overall boost to our existing business which should benefit from the increased exposure the movie will bring.

International expansion has been a key focus for our Company and a fast growing component of our overall portfolio. In 2013, we anticipate international to represent approximately 33% of our business up from 24% in 2012 and just 6% four years ago.

We also remain focused on acquisitions and our recent acquisition pace has returned to levels last seen in 2007, with the acquisition of three iconic brands - Umbro, Buffalo and Lee Cooper in the past six months. We remain energized about our pipeline and believe with our strong balance sheet, free cash flow and additional borrowing capacity we are well positioned to continue to execute.

Looking ahead, we see our Company returning to historical growth levels, fueled by our strong portfolio of brands, our organic initiatives including international opportunities and our continued ability to be strategically acquisitive, and we look forward to delivering continued value to our shareholders.

Sincerely,

NEIL COLE
CHAIRMAN AND CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM ________ TO ________

0-10593
(Commission File Number)

ICONIX BRAND GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**11-2481903** **(I.R.S. Employer Identification No.)**

1450 Broadway, New York, New York 10018
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (212) 730-0030

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Market)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the close of business on June 30, 2012 was approximately $1,138.0 million. As of February 22, 2013, 64,836,194 shares of the registrant's Common Stock, par value $.001 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's proxy statement for its annual meeting of stockholders to be held in 2013 are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

ICONIX BRAND GROUP, INC. - FORM 10-K

TABLE OF CONTENTS

Unless the context requires otherwise, references in this Form 10-K to the "Company", "Iconix", "we", "us", "our", or similar pronouns refer to Iconix Brand Group, Inc. and its consolidated subsidiaries.

PART I

Item 1. Business

General

The Company is a brand management company engaged in licensing, marketing and providing trend direction for a portfolio of consumer and entertainment brands. The portfolio includes the following wholly-owned brands: Candie's®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage®, Mudd®, London Fog®, Mossimo®, Ocean Pacific®/OP®, Danskin®/Danskin Now®, Rocawear®, Cannon®, Royal Velvet®, Fieldcrest®, Charisma®, Starter®, Waverly®, Zoo York®, Sharper Image® and Umbro®, which the Company licenses directly to leading retailers (herein referred to as direct-to-retail), wholesalers and suppliers for use across a wide range of product categories, including apparel, footwear, sportswear, fashion accessories, home products and decor, beauty and fragrance, and, in the case of the Sharper Image brand, consumer electronics and novelty products. In addition, Scion, a joint venture in which the Company has a 50% investment, owns the Artful Dodger® brand and has a 50% investment in the Ice Cream® and Billionaire Boys Club® brands; Hardy Way, a joint venture in which the Company has an 85% investment, owns the Ed Hardy® brand; IPH Unltd, a joint venture in which the Company has a 51% investment, owns the Ecko Unltd® and Mark Ecko® portfolio of brands; MG Icon, a joint venture in which the Company has a 50% investment, owns the Material Girl® and Truth or Dare® brands; Peanuts Holdings, a joint venture in which the Company has an 80% investment, owns the Peanuts® brand and characters through its wholly-owned subsidiary Peanuts Worldwide; and Icon Modern Amusement, a joint venture in which the Company has a 51% investment, owns the Modern Amusement® brand. Products bearing the Company's brands are sold across a variety of distribution channels through direct-to-retail and wholesale licenses, from the mass tier to the luxury market and, in the case of the Peanuts brand, through various media outlets, including television, movies, web-based and mobile content. The Company supports its brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provides its licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

The Company has a business strategy designed to maximize the value of its brands by entering into strategic licenses with licensees that have the responsibility for designing, manufacturing and distributing the licensed products. Licensees are selected based upon the Company's belief that they will be able to produce and sell quality products in the categories of their specific expertise and that they are capable of exceeding minimum sales targets and royalties that the Company generally requires for each brand.

The Company plans to continue to build its brand portfolio by acquiring additional brands directly or through joint ventures. In assessing potential acquisitions or investments, the Company primarily evaluates the strength of the target brand as well as the expected viability and sustainability of future royalty streams. The Company believes that this focused approach allows it to screen a wide pool of consumer brand candidates, quickly evaluate acquisition targets and efficiently complete due diligence for potential acquisitions.

In addition, the Company also seeks to monetize its brands through international licenses, partnerships and other arrangements, such as joint ventures. Since September 2008, the Company has established the following international joint ventures: Iconix China, Iconix Latin America, Iconix Europe, OP Japan and Iconix India.

The Company also continues to arrange, as agent, through its wholly-owned subsidiary, Bright Star, for the manufacture of footwear products for mass market and discount retailers under their private label brands. Bright Star has no inventory and earns commissions on sales.

Since October 2004, the Company has acquired the following brands:

Date acquired	Brand
October 2004	Badgley Mischka
July 2005	Joe Boxer
September 2005	Rampage
April 2006	Mudd
August 2006	London Fog
October 2006	Mossimo
November 2006	Ocean Pacific/OP
March 2007	Danskin
March 2007	Rocawear
October 2007	Official-Pillowtex brands (Cannon, Royal Velvet, Fieldcrest and Charisma)
December 2007	Starter
October 2008	Waverly
July 2011[1]	Zoo York
October 2011	Sharper Image
November 2012	Umbro

In addition to the acquisitions above, the Company has acquired ownership interests in the following brands through its investments in joint ventures through December 31, 2012:

Date Acquired/Invested	Brand	Investment /Joint Venture	Iconix's Interest
November 2007	Artful Dodger	Scion	50%
May 2009, April 2011	Ed Hardy[2]	Hardy Way	85%
October 2009	Ecko and Zoo York[1]	IPH Unltd	51%
March 2010	Material Girl and Truth or Dare	MG Icon	50%
June 2010	Peanuts	Peanuts Holdings	80%
May 2012	Ice Cream, Billionaire Boys Club	Scion	25%
December 2012	Modern Amusement	Icon Modern Amusement	51%

(1) In July 2011, the Company, through its wholly-owned subsidiary ZY Holdings, purchased the Zoo York brand and related assets from its IPH Unltd joint venture, increasing its effective ownership in the Zoo York brand from 51% to 100%.

(2) In April 2011, the Company acquired an additional interest in Hardy Way LLC, increasing its effective ownership of the brand from 50% to 85%.

Further, the Company formed the following joint ventures to develop and market the brands in specific international markets, herein collectively referred to as the Company's "International Joint Ventures":

Date Created	Investment / Joint Venture	Iconix's Interest
September 2008	Iconix China	50%
December 2008	Iconix Latin America	50%
December 2009	Iconix Europe	50%
December 2011[1]	OP Japan	55%
May 2012	Iconix India	50%

(1) In December 2012, the Company sold its remaining 55% interest in OP Japan to its OP Japan joint venture partner, Itochu Corporation, herein referred to as Itochu.

Through its licensing model, the Company has eliminated inventory risk and substantially reduced the operating exposure associated with traditional operating companies, improved its cash flows and net income margins, and benefited from the model's scalability, all of which enables the Company to leverage new business with its existing infrastructure. The Company's objective is to capitalize on its brand management expertise and relationships and continue to build a diversified portfolio of consumer brands that generate increasing revenues.

Additional information

The Company was incorporated under the laws of the state of Delaware in 1978. Its principal executive offices are located at 1450 Broadway, New York, New York 10018 and its telephone number is (212) 730-0300. The Company's website address is www.iconixbrand.com. The information on the Company's website does not constitute part of this Form 10-K. The Company has included its website address in this document as an inactive textual reference only.

The Company's brands

The Company's objective is to continue to develop and build a diversified portfolio of iconic consumer brands by organically growing its existing portfolio and by acquiring new brands and entering into joint ventures or other partnerships, each of which leverage the Company's brand management expertise and existing infrastructure. To achieve this objective, the Company intends to:

- *extend its existing brands* by adding additional product categories, expanding the brands' distribution and retail presence and optimizing its licensees' sales through innovative marketing that increases consumer awareness and loyalty;
- *continue its international expansion* through additional licenses, partnerships, joint ventures and other arrangements with leading retailers and wholesalers worldwide; and
- *continue acquiring consumer brands or the rights to such brands* with high consumer awareness, broad appeal, applicability to a range of product categories and an ability to diversify the Company's portfolio.

In managing its brands, the Company seeks to capitalize on their histories, while simultaneously working to keep them relevant to today's consumer.

As of December 31, 2012, the combined brand portfolio of the Company and its joint ventures consisted of the following iconic consumer brands:

Candie's. Candie's is known primarily as a junior lifestyle brand, with products in the footwear, apparel and accessories categories, and has achieved brand recognition for its flirty and fun image and affiliations with celebrity spokespeople. Celebrity spokespeople for the Candie's brand over the past two decades have included Jenny McCarthy, Destiny's Child, Kelly Clarkson, Hilary Duff, Fergie, Hayden Panetierre, Britney Spears, Vanessa Hudgens, Lea Michele and, currently, Carly Rae Jepsen. Candie's was established as a brand in 1977 and Iconix purchased the brand from a predecessor company in 1993, making it Iconix's longest held trademark. The primary Licensee for Candie's is Kohl's Department Stores, Inc., herein referred to as Kohl's, which commenced the roll out of the brand in July 2005 in all of its stores in the United States with a multi-category line of Candie's lifestyle products, including sportswear, denim, footwear, handbags, intimate apparel, children's apparel, fragrance and home accessories. Candie's shop-in-shops are in all of Kohl's over 1,100 stores, creating a brand specific shopping experience. The Candie's brand is also sold through Candie's retail stores in Greater China through our Iconix China joint venture and is also licensed in South Korea and the Philippines.

Bongo. The Bongo brand is positioned as a California lifestyle brand, with a broad range of women's and children's casual apparel and accessories, including denim, sportswear, eyewear, footwear and watches. The brand was established in 1982 and was purchased by the Company in 1998. In February 2010, the Company signed an exclusive direct-to-retail license agreement with Kmart Corporation, a wholly-owned subsidiary of Sears Holding Corporation (herein referred to as Kmart/Sears), for the brand in the United States covering apparel, accessories and other categories. The Bongo brand is also licensed in various categories in Latin America and Canada. Celebrity spokespeople for the Bongo brand have included Liv Tyler, Rachel Bilson, Nicole Richie, Vanessa Minnillo, Kim Kardashian, Jesse McCartney, Audrina Patridge, and currently, Lucy Hale from the television show *Pretty Little Liars* on the ABC Family Network.

Badgley Mischka. The Badgley Mischka brand is known as one of the premiere couture eveningwear brands. The brand was established in 1988 and was acquired by the Company in October 2004. Badgley Mischka products are sold in the United States through luxury department and specialty stores, including Bergdorf Goodman, Neiman Marcus and Saks Fifth Avenue, with its largest retail categories being women's apparel, footwear, handbags and other accessories. Badgley Mischka products are distributed internationally, primarily by our licensees based in the United States and, also, through Badgley Mischka retail stores in Greater China, through our Iconix China joint venture. Badgley Mischka designs have been worn by such celebrities as Angelina Jolie, Catherine Zeta Jones, Halle Berry, Kate Winslet, Ashley and Mary Kate Olsen, Teri Hatcher, Eva Longoria, Carrie Underwood, Lauren Hutton, Angelica Huston and Brooke Shields and, most recently, Rumer Willis.

Joe Boxer. Joe Boxer is a highly recognized lifestyle brand known for its irreverent and humorous image and provocative promotional events. The brand was established in 1985 and was acquired by the Company in July 2005. Since August 2001, Kmart/Sears has held the exclusive license for the brand in the United States covering apparel, fashion accessories and home products for men, women, teens and children. In September 2006, the Company expanded the license with Kmart/Sears to extend the brand into all Sears stores. The brand is also licensed in Mexico, Europe, Latin America, Singapore, Malaysia and the Middle East.

Rampage. Rampage was established in 1982 and is known as a contemporary/junior women's sportswear brand. The brand was acquired by the Company in September 2005. Rampage products are sold through better department stores such as Macy's, with the largest retail categories being sportswear, footwear, intimate apparel and swimwear. The brand is also licensed in Canada, Latin America, South Korea, Thailand and the Middle East. Supermodels Petra Nemcova, Gisele Bundchen and Bar Rafaeli have previously been the spokespersons for the Rampage brand and have modeled for its campaigns in past seasons. Most recently, the spokesperson for the brand was 2011 *Sports Illustrated* Swimsuit edition cover girl, Irina Shayk.

Mudd. Mudd is a highly recognizable junior lifestyle brand, particularly in the denim, footwear and accessories categories. It was established in 1995 and acquired by the Company in April 2006. In November 2008, the Company entered into a multi-year licensing agreement with Kohl's under which Kohl's became the exclusive retailer in the United States for apparel, footwear, fashion accessories and jewelry. The brand was launched at Kohl's in July 2009 and is currently sold in all Kohl's stores in numerous categories. The brand is also being developed internationally by the Company and through our joint ventures.

London Fog. London Fog is a classic brand known worldwide for its outerwear, cold weather accessories, umbrellas, luggage and travel products. The brand was established over 80 years ago and was acquired by the Company in August 2006. The brand is sold in a variety of categories through wholesale licenses in the United States, primarily through the department store channel. Further, the Company has a direct-to-retail license agreement for London Fog with Hudson's Bay Corporation in Canada, covering apparel, accessories and lifestyle products and the brand has also been licensed in South Korea and Mexico. At the end of 2012, the Company's licensee exercised an option to purchase the rights to London Fog outerwear in the United States. In recent years, the celebrity spokespeople for the brand have been Christina Hendricks and Nicole Scherzinger. Currently, the London Fog spokesperson is Alessandra Ambrosio.

Mossimo. Mossimo is known as a contemporary, active and youthful lifestyle brand and is one of the largest apparel brands in the United States. The brand was established in 1986 and acquired by the Company in October 2006. Since 2000, Target Corporation, herein referred to as Target, has held the exclusive Mossimo license in the

United States, covering apparel products for men, women and children, including casual sportswear, denim, swimwear, bodywear, watches, handbags and other fashion accessories. Target sells Mossimo apparel and other products in all of its stores. The brand is also licensed on a direct-to-retail basis to Falabella Retail S.A. in Argentina, Columbia, Chile and Peru and to licensees in Australia, New Zealand, Latin America, India and Japan.

Ocean Pacific/OP. Ocean Pacific and OP are global action-sports lifestyle apparel brands which trace their heritage to Ocean Pacific's roots as a 1960's surfboard label. The Company acquired the Ocean Pacific/OP brands in November 2006 at which time it assumed 15 domestic licenses covering such product categories as footwear, sunglasses, kids' apparel and fragrance. In 2007, the OP business in the United States was converted to a direct-to-retail license with Wal-Mart Stores, Inc., herein referred to as Wal-Mart. In Spring 2008, OP launched exclusively in select Wal-Mart stores in the United States, and was expanded to all stores in 2009. Currently the brand is distributed by Wal-Mart in the United States, Canada, Mexico and Argentina, and through other licensees in Europe, the Middle East and Chile.

Danskin. Danskin, the Company's oldest brand, is a 126 year-old iconic brand of women's activewear, legwear, dancewear, yoga apparel and fitness equipment, which the Company acquired in March 2007. The primary license for the Danskin brand is a direct-to-retail license with Wal-Mart for Danskin Now covering a wide range of women's and girl's apparel, footwear, accessories and fitness equipment. The Danskin Now brand is sold through all Wal-Mart stores in the United States and Canada. In addition, the Danskin brand continues to be sold through better department, mid-tier, specialty and sporting goods stores, as well as through Danskin.com. The Danskin brand is also licensed for fitness and exercise equipment in Canada, Mexico, South Africa, Australia, New Zealand and the United Kingdom. In 2011, the Company launched a national campaign titled the Danskin "Move for Change", a goodwill initiative dedicated to the health and wellness of women and children, featuring actress, singer and author, Hilary Duff, actress and author, Jenny McCarthy, TV personality, Padma Lakshmi and supermodel and actress, Christie Brinkley. This initiative was created to continually support organizations and programs that research, foster and fund women and children's health initiatives.

Rocawear. Rocawear is a leading urban lifestyle apparel brand established by Shawn "Jay-Z" Carter and his partners in 1999. The Company acquired the Rocawear brand in March 2007. The Rocawear brand is currently licensed in the United States in a variety of categories, including men's, women's and kids' apparel, outerwear, footwear, jewelry, handbags and fragrance. Rocawear products are sold primarily through department and specialty stores, and most recently, Rocawear branded retail stores and outlets. The brand is also licensed in Canada, Mexico, Brazil, Europe, Japan and the Middle East. The founder, Jay-Z, remains involved with the brand as an owner of the core menswear licensee, and serves as an endorser of the brand through an endorsement and services agreement which continues through December 31, 2014.

Cannon. Cannon is one of the most recognizable brands in home textiles with a strong heritage and history and is known as the first textile brand to sew logos onto products. Cannon was established in 1887, making it the Company's third oldest brand. The Company acquired Cannon as part of the 2007 Pillowtex acquisition. At the time of the acquisition, the brand was distributed in over 1,000 regional department stores, including Meijer, ShopKo, Mervyn's and Steinmart, as well as through Wal-Mart and Costco Wholesale Corporation, herein referred to as Costco. In February 2008, the Company signed a direct-to-retail license with Kmart/Sears for Cannon to be sold exclusively in the United States and Canada in both Kmart and Sears stores in multiple categories. In addition, the brand is licensed in Latin America, the Middle East, Greece and parts of Southeast Asia.

Royal Velvet. Royal Velvet is a distinctive luxury home textile brand that strives to deliver the highest quality to consumers. Royal Velvet products include towels, sheets, rugs and shams. The Royal Velvet towel has been an industry standard since 1954. The Company acquired Royal Velvet as part of the 2007 Pillowtex acquisition. In April 2011, the Company entered into a direct-to-retail license with JC Penney Corporation, Inc., herein referred to as JC Penney, for the Royal Velvet brand to be sold exclusively in JC Penney stores in the United States, which commenced in February 2012. In addition, the brand is sold through Royal Velvet retail stores in Greater China through our Iconix China joint venture and has been licensed in the Middle East and Mexico.

Fieldcrest. Fieldcrest is a brand known for quality bed and bath textiles that are classic in style. The Fieldcrest brand was established in 1883, making it the Company's second oldest brand. The Company acquired Fieldcrest as part of the 2007 Pillowtex acquisition. Since 2005, the Fieldcrest brand has been licensed exclusively to Target in the United States. Categories include fashion bedding, bath, towel, rugs, basic bedding and sheets. The brand is also licensed in Canada, the Middle East, Latin America, Greece, Thailand, New Zealand and South Korea.

Charisma. Charisma home textiles were introduced in the 1970's and are known for their quality materials and classic designs. The Company acquired Charisma as part of the 2007 Pillowtex acquisition. In February 2009, the Company signed a direct-to-retail license with Costco for certain Charisma products to be sold in Costco stores and on costco.com in the United States and other countries. The brand is also licensed in the United States and Canada for distribution through better department stores such as Bloomingdales. In addition, the brand is licensed in Australia and New Zealand. In the past, celebrity spokespeople for the brand have included Jason Lewis, and, most recently, Gabriel Aubry.

Starter. Starter, founded in 1971, is one of the original brands in licensed team sports merchandise and is a highly recognized brand of athletic apparel and footwear. The Company acquired Starter in December 2007. At the time of the acquisition, the brand was distributed in the United States primarily at Wal-Mart through a number of wholesale licensees. In July 2008, the brand was licensed to Wal-Mart on a direct-to-retail basis. The Starter brand is sold through all Wal-Mart stores in the United States and Canada. In addition, the brand is licensed in Europe, Australia, New Zealand, South Korea and Japan.

Waverly. Founded in 1923, Waverly is a premier home fashion and lifestyle brand and one of the most recognized names in home decor. The Company acquired Waverly in October 2008. Waverly has a direct-to-retail agreement in the United States with Lowe's Companies, Inc., herein referred to as Lowe's, for Waverly Home Classics for a variety of select home furnishings, including paint. Waverly is also licensed in the United States for products including fabric, window treatments and bedding that are sold through retailers such as Jo-Ann's and Lowe's as well as interior design rooms and other specialty retailers. The Waverly brand is also licensed in a number of international territories, including Canada, Mexico, Europe, Australia, the Philippines, the Middle East and parts of Southeast Asia.

Zoo York. Zoo York is an East Coast based action lifestyle brand, named for the graffiti-art infused counterculture of 1970's New York City. Zoo York has licenses with wholesalers covering a variety of products, including men's, women's and kids' apparel and footwear. The Company acquired a 51% interest in the Zoo York brand as part of the Ecko acquisition in 2009, and the Company increased its ownership to 100% in 2011. In December 2009, the brand was licensed to Li & Fung USA for the core men's apparel category through December 31, 2015. The brand is also licensed in Canada, Europe, Latin America, Japan, Australia, New Zealand, South Korea, South Africa, the Middle East and parts of Southeast Asia.

Sharper Image. Founded in 1977, Sharper Image is a respected brand in the consumer electronics industry and is best known for its innovative home products. The Company acquired the Sharper Image brand in October 2011. The brand has been licensed for a variety of products, including audio and video electronics, travel gear, personal home products, kitchen and bath accessories, massage products, air purification products and giftables, and in territories including the United States, Europe, Canada, Mexico, Latin America, Japan, Turkey and the Middle East. Most recently, the spokesperson for the brand has been Megan Fox.

Umbro. Founded in 1924, Umbro is the original global football (soccer) brand. The brand combines its British heritage with a modern football lifestyle to create iconic sports apparel and footwear which is sold through a variety of licenses in the United Kingdom, Europe, Russia, Latin America, Southeast Asia, the United States, Canada, the Middle East and in other countries around the world. The Company acquired the Umbro brand in November 2012.

Brands Owned by the Company's Joint Ventures

Scion LLC

Scion is a brand management and licensing company formed by the Company with Shawn "Jay-Z" Carter in March 2007 to buy, create, develop and license brands across a spectrum of consumer product categories. In November 2007, Scion, through its wholly-owned subsidiary, Artful Holdings LLC, purchased the Artful Dodger brand, a high end urban apparel brand. Also, in May 2012, Scion purchased a 50% interest in the Billionaire Boys Club and Ice Cream brands.

Hardy Way

In May 2009, the Company acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brand and trademarks. In April 2011, the Company made an additional investment in Hardy Way which increased its ownership interest to 85%. Don Ed Hardy and his artwork date back to 1967 when he transformed the tattoo business into an artistic medium. He began licensing his name and artwork for apparel in 2003 and today the Ed Hardy brand is recognized by its tattoo inspired lifestyle products. The brand is licensed to wholesalers in the United States and elsewhere throughout the world in multiple categories, including men's, women's and kids apparel, footwear, handbags, fragrance, cosmetics and other consumer products.

IPH Unltd

In October 2009, the Company, through the then newly formed joint venture company IPH Unltd, acquired a 51% controlling stake in the Ecko and Zoo York portfolio of brands. In July 2011, the Company, through its wholly-owned subsidiary ZY Holdings, purchased the Zoo York brand and related assets from IPH Unltd, increasing its ownership in the Zoo York brand from 51% to 100%. Founded in 1993, Ecko and its various diffusion brands (e.g. Ecko Unltd, Ecko Red, Marc Ecko, among others) are marketed and sold to consumers in lifestyle categories, including active-athletic, streetwear, collegiate/preppy and denim fashion. Licenses for Ecko products in the United States cover a variety of categories, including men's, women's and kids' apparel, outerwear, underwear and fragrance. Ecko products are sold primarily through better department and specialty stores as well as freestanding Ecko Unltd retail scores. The Ecko brands are also licensed to wholesale licensees in Japan, Latin America, Australia, India, South Africa and other countries throughout the world.

MG Icon

MG Icon was formed by the Company with Madonna and Guy Oseary in March 2010 to buy, create, develop and license brands across a spectrum of consumer product categories, with Madonna serving as the creative director. Concurrent with the formation of this joint venture, MG Icon entered into a direct-to-retail license with Macy's Retail Holdings, Inc., herein referred to as Macy's, for the Material Girl brand covering a wide array of consumer categories. In November 2011, MG Icon announced its second brand, Truth or Dare, which launched worldwide in 2012 with a new fragrance, Truth or Dare by Madonna, and has since expanded to footwear and intimates.

Peanuts Worldwide

In June 2010, the Company, through its wholly-owned subsidiary Icon Entertainment LLC, acquired an 80% controlling stake in Peanuts Holdings, which, through its wholly-owned subsidiary, Peanuts Worldwide, owns and manages the Peanuts brands and characters, including Snoopy, Charlie Brown, Lucy, Linus, Peppermint Patty, Sally, Schroeder, Pig-Pen and Woodstock. The Company's 20% partner in Peanuts Holdings is the family of Charles Schulz, the creator of the Peanuts brand and characters. Peanuts has a strong diversified global licensing platform with over 700 licensing agreements including relationships with MetLife, ABC Network, Hallmark, Universal Studios, Warner Bros., Cedar Fair, H&M, Benetton, Old Navy, CVS and Walgreens. In October 2012, the Company entered into an agreement with Twentieth Century Fox Animation to produce an animated movie featuring the iconic Peanuts characters, which is scheduled to be released in 2015. The Peanuts brand is licensed in over 40 countries.

Icon Modern Amusement

In December 2012, the Company entered into an interest purchase and management agreement with Dirty Bird Productions, Inc., a California corporation, in which the Company effectively purchased a 51% interest in the Modern Amusement trademarks and related assets. Modern Amusement is a premium west coast-lifestyle brand with a focus on casual sportswear apparel and related accessories for young men and young women. Modern Amusement is licensed in the U.S. in various categories through Pacific Sunwear, and is also licensed in Australia.

International Joint Ventures

Iconix China

In September 2008, the Company and Novel Fashions Holdings Limited, herein referred to as Novel, formed a joint venture, Iconix China, to develop, exploit and market the Company's brands in the People's Republic of China, Hong Kong, Macau and Taiwan, herein referred to as the China territory. Iconix China seeks to maximize brand monetization through investment, whereby Iconix China receives a minority equity stake in local operating companies in exchange for the rights to one or more of the Company's brands in the China territory and brand management support. Since September 2008, Iconix China has completed seven separate investments for the Rampage, London Fog, Rocawear, Badgley Mischka, Candie's, Royal Velvet and Ed Hardy brands. In December 2011, Iconix China completed its first monetization through the initial public offering of China Outfitters Holdings Limited, herein referred to as China Outfitters, its partner for the London Fog brand in the region. In connection with the offering, Iconix China converted a minority equity stake in a subsidiary of China Outfitters that it had received in 2008 in exchange for the contribution of its rights to the London Fog brand. Also, in December 2012, Iconix China sold its interests in the Artful Dodger and Zoo York brands in Greater China to China Outfitters.

Iconix Latin America

In December 2008, the Company contributed substantially all rights to its wholly-owned brands in Mexico, Central America, South America, and the Caribbean, herein referred to as the Latin America territory, to Iconix Latin America, a then newly formed wholly-owned subsidiary. Also in December 2008 and shortly after the formation of Iconix Latin America, New Brands America LLC, herein referred to as New Brands, an affiliate of the Falic Group, purchased a 50% interest in Iconix Latin America, to assist the Company in developing, exploiting, marketing and licensing the Company's brands in the Latin America territory. Since 2008, the Company has contributed to Iconix Latin America certain rights with respect to the following additional brands in the Latin America territory: Ed Hardy, Ecko, Zoo York and Sharper Image.

Iconix Europe

In December 2009, the Company contributed substantially all rights to its wholly-owned brands in all member states and candidate states of the European Union, and certain other European countries, herein referred to as the European territory, to Iconix Europe, a then newly formed wholly-owned subsidiary of the Company. Also, in December 2009 and shortly after the formation of Iconix Europe, an investment group led by Albion Equity Partners LLC, purchased a 50% interest in Iconix Europe through Brand Investments Vehicle Group 3 Limited. Also, as part of this transaction, Iconix Europe entered into a multi-year brand management and services agreement with The Licensing Company to assist in developing, exploiting, marketing and licensing the contributed brands in the European territory.

OP Japan

In November 2011, the Company contributed substantially all rights to the Ocean Pacific and OP brand in Japan, Singapore, Malaysia, Indonesia and certain other countries in Asia, herein referred to as the OP Japan territory, to OP Japan, a then newly formed subsidiary of the Company. On November 28, 2011, Itochu purchased a 45% interest in OP Japan to assist the Company in developing, exploiting, marketing and licensing the Company's brands in the OP Japan Territory. In conjunction with this transaction, Itochu entered into a master license agreement with OP Japan for the OP Japan territory. In December 2012, the Company sold its remaining 55% interest in OP Japan to Itochu.

Iconix India

In May 2012, the Company contributed substantially all rights to its wholly-owned and controlled brands in India to Imaginative Brand Developers Private Limited, now known as Iconix Lifestyle India Private Limited and herein referred to as Iconix India, a then newly formed subsidiary of the Company. Shortly thereafter, Reliance Brands Limited, herein referred to as Reliance, an affiliate of the Reliance Group, purchased a 50% interest in Iconix India to assist the Company in developing, exploiting, marketing and licensing the Company's brands in India.

Other

Bright Star

Bright Star provides design direction and arranges for the manufacturing and distribution of men's private label footwear products primarily for Wal-Mart under its private labels. Bright Star acts solely as an agent and never assumes ownership of the goods. For each of the years ended December 31, 2012, 2011 and 2010 Bright Star's agency commissions represented less than 1% of the Company's revenues.

Licensing and other relationships

The Company's business strategy is to maximize the value of its brands by entering into strategic licenses with licensees who have the responsibility for manufacturing and selling the licensed products. The Company licenses its brands with respect to a broad range of products, including apparel, footwear, fashion accessories, sportswear, home products and décor, and beauty and fragrance, and in the case of its Sharper Image brand, consumer electronics and novelty products, and further, in the case of our Peanuts brands, a wide range of consumer products and entertainment and media services. The Company seeks licensees with the ability to produce and sell quality products in their licensed categories and the demonstrated ability to meet and exceed minimum sales thresholds and royalty payments to the Company.

The Company maintains direct-to-retail and traditional wholesale licenses. Typically, in a direct-to-retail license, the Company grants exclusive rights to one of its brands to a single national retailer for a broad range of product categories. For example, the Candie's brand is licensed exclusively to Kohl's in the United States across a variety of product categories. Direct-to-retail licenses provide retailers with proprietary rights to national brands and favorable economics. Proprietary brands also typically receive greater support from retailers, including premium shelf space and strong in-store presentations. In a traditional wholesale license, the Company grants rights to a single or small group of related product categories to a wholesale supplier, who is permitted to sell licensed products to multiple stores within an approved channel of distribution. For example, the Company licenses the Umbro brand to numerous wholesale suppliers for products ranging from athleticwear to footwear and apparel, for sale and distribution primarily to department and specialty stores.

Each of the Company's licenses has a stipulated territory or territories, as well as distribution channels in which the licensed products may be sold. Currently, the majority of the Company's revenues are from domestic based licenses, but the Company also seeks to monetize its trademarks internationally through licenses, partnerships, and other arrangements, such as joint ventures. Since 2008, the Company entered into five international joint ventures. For further information, see above for discussion on Iconix China, Iconix Latin America, Iconix Europe, OP Japan and Iconix India.

The Company's licenses typically require the licensee to pay the Company royalties based upon net sales with guaranteed minimum royalties in the event that net sales do not reach certain specified targets. The Company's licenses also typically require the licensees to pay to the Company certain minimum amounts for the advertising and marketing of the respective licensed brands. As of January 1, 2013 the Company and its joint ventures had a contractual right to receive over $600 million of aggregate minimum royalty revenue through the balance of all of their current licenses, excluding any renewals.

The Company believes that coordination of brand presentation across product categories is critical to maintaining the strength and integrity of its brands. Accordingly, the Company typically maintains the right in its licenses to preview and approve all product, packaging and other presentations of the licensed mark. Moreover, in many of its licenses, prior to each season, representatives of the Company supply licensees with trend guidance as to the "look and feel" of the current trends for the season, including colors, fabrics, silhouettes and an overall style sensibility, and then work with licensees to coordinate the licensed products across the categories to maintain the cohesiveness of the brand's overall presentation in the market place. Thereafter, the Company obtains and approves (or objects and requires modification to) product and packaging provided by each licensee on an on-going basis. In addition, the Company communicates with its licensees throughout the year to obtain and review reporting of sales and the calculation and payment of royalties.

For the year ended December 31, 2012, the Company's largest direct-to-retail licenses were with Wal-Mart for the OP, Starter and Danskin brands, Target for the Mossimo brand, Kohl's for the Candie's brand and Sears/ Kmart for the Joe Boxer brand, which collectively represented approximately 30% of total revenue for the period. The Company's largest wholesale licensee was Li & Fung USA for Rocawear, Ecko, Zoo York and Peanuts children and junior sportswear, and Cannon home furnishings, collectively representing approximately 6% of total revenue for the period.

Key direct-to-retail licenses

Wal-Mart licenses

Revenue generated by the Company's three licenses with Wal-Mart, accounted for 17%, 17% and 21% of the Company's revenue for the years ended December 31, 2012 ("FY 2012"), December 31, 2011 ("FY 2011") and December 31, 2010 ("FY 2010"), respectively. The following is a description of these licenses:

Danskin Now. In July 2008, the Company entered into a license agreement with Wal-Mart pursuant to which Wal-Mart was granted the exclusive right to use the Danskin Now trademark in the United States, Canada and parts of South and Central America in connection with the design, manufacture, promotion and sale of women's and girl's soft lines, including activewear, dancewear, footwear, intimate apparel, apparel accessories and fitness equipment through Wal-Mart stores and Walmart.com. The current term of the license continues through March 31, 2013 and is expected to be extended through December 31, 2014, subject to Wal-Mart's option to renew for an additional two year term, contingent on Wal-Mart meeting specified performance and minimum sales standards. The license also provides for guaranteed annual minimum royalties that Wal-Mart is obligated to pay the Company for each contract year.

Ocean Pacific/OP. In August 2007, the Company entered into an exclusive direct-to-retail license agreement with Wal-Mart granting Wal-Mart the right to design, manufacture, sell and distribute through Wal-Mart stores and Walmart.com a broad range of apparel and accessories under the Ocean Pacific/OP marks in the United States, Canada and Mexico. The current term of the OP license continues through June 30, 2013 and is expected to be extended through June 30, 2015, subject to Wal-Mart's option to renew for an additional two year term, contingent on Wal-Mart meeting specified performance and minimum sales standards. The license also provides for guaranteed annual minimum royalties that Wal-Mart is obligated to pay the Company for each contract year.

Starter. In December 2007, the Company entered into a license agreement with Wal-Mart granting Wal-Mart the exclusive right to design, manufacture, sell and distribute a broad range of apparel and accessories under the Starter trademark in the United States, Canada and Mexico. The initial term of this license expires on December 31, 2013, subject to Wal-Mart's option to renew for up to three additional consecutive terms of five years, each contingent on Wal-Mart meeting specified performance and minimum sales standards. The license also provides for guaranteed annual minimum royalties that Wal-Mart is obligated to pay the Company for each contract year.

Target licenses

Revenue generated by the Company's licenses with Target, accounted for 7%, 6% and 7% of the Company's revenue for FY 2012, FY 2011 and FY 2010, respectively. The following is a description of these licenses:

Mossimo. As part of the Company's acquisition of the Mossimo trademarks in October 2006, the Company acquired the license with Target, which was originally signed in 2000 and was subsequently amended and restated in March 2006. Pursuant to this license, as further amended, Target has the exclusive right to design, manufacture, and sell through Target stores and Target.com in the United States, its territories and possessions and Canada, a wide range of Mossimo-branded products, including men's, women's and kid's apparel, footwear and fashion accessories. The current term of the license continues through January 31, 2016, subject to Target's right to renew the license on the same terms and conditions for successive additional terms of two years each. The license also provides for guaranteed annual minimum royalties that Target is obligated to pay the Company for each contract year.

Fieldcrest. As part of the Company's acquisition of Official-Pillowtex in October 2007, the Company acquired the license with Target for the Fieldcrest brand, which commenced in March 2004. Pursuant to this license, Target has the exclusive right to design, manufacture, and sell through Target stores and Target.com in the United States and Canada a wide range of home products, including bedding, towels, rugs, furniture and dinnerware. The current term of the license continues through January 31, 2015. The license also provides for guaranteed annual minimum royalties that Target is obligated to pay the Company for each contract year.

Kmart/Sears licenses

Revenue generated by the Company's three licenses with Kmart/Sears, accounted for 6%, 5% and 5% of the Company's revenue for FY 2012, FY 2011 and FY 2010, respectively. The following is a description of these licenses:

Joe Boxer. As part of the Company's acquisition of Joe Boxer in July 2005, the Company acquired the license with Kmart/Sears, which commenced in August 2001, pursuant to which Kmart/Sears was granted the exclusive right to manufacture, market and sell through Kmart stores located in the United States and its territories a broad range of products under the Joe Boxer trademark, including men's, women's and children's underwear, apparel, apparel-related accessories, footwear and home products, for an initial term that ended in 2007. In September 2006, the Company entered into a new license with Kmart/Sears that extended the initial term through December 31, 2010. In June 2010, the license was renewed by Kmart/Sears for an additional five year term continuing through December 31, 2015 and Kmart/Sears has options to renew the license for up to three additional terms of five years. This license also provides for guaranteed annual minimum royalties and provides for the expansion of Joe Boxer's distribution into Sears stores.

Cannon. In February 2008, the Company entered into a license agreement with Kmart/Sears granting Kmart/Sears the exclusive right to design, manufacture, sell and distribute a broad range of home furnishings under the Cannon trademark in the United States and Canada. The initial term of this license continues through February 1, 2014, subject to Kmart/Sears's option to renew for up to three additional consecutive terms of five years, each contingent on Kmart/Sears meeting specified performance and minimum sale standards. The agreement also provides for guaranteed minimum royalties that Kmart/Sears is obligated to pay the Company for each contract year. The Cannon brand was fully launched in both Kmart and Sears stores in the Company's third fiscal quarter of 2009.

Bongo. In February 2010, the Company entered into a license agreement with Kmart/Sears granting Kmart/ Sears the exclusive right to design, manufacture, sell and distribute a broad range of apparel, accessories and other categories under the Bongo trademark in the United States and its territories. The initial term of this license expires on February 1, 2016. The agreement also provides for guaranteed minimum royalties that Kmart/Sears is obligated to pay the Company for each contract year. The Bongo brand was fully launched in Sears stores during the Fall 2010.

Kohl's licenses

Revenue generated by the Company's two licenses with Kohl's, accounted for 6%, 6%, and 6% of the Company's revenue for FY 2012, FY 2011 and FY 2010, respectively. The following is a description of these licenses:

Candie's. In December 2004, the Company entered into a license agreement with Kohl's for an initial term of five years which continued through January 29, 2011. In November 2009, the license agreement was amended to extend the term for an additional five year period expiring on January 26, 2016. Pursuant to this license, Kohl's has the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie's trademark, including women's, juniors' and children's apparel, footwear and accessories (except prescription eyewear), beauty and personal care products, home accessories and electronics. Kohl's has the option to renew the license for up to two additional consecutive terms of five years contingent on Kohl's meeting specified performance and minimum sale standards. The agreement also provides for guaranteed minimum royalties and advertising payments that Kohl's is obligated to pay the Company for each contract year.

Mudd. In November 2008, the Company entered into a license agreement with Kohl's granting Kohl's the exclusive right to design, manufacture, sell and distribute a broad range of Mudd-branded apparel and accessories in the United States and its territories. The initial term of this license expires on January 31, 2015, subject to Kohl's option to renew for up to three additional consecutive terms of five years. The agreement also provides for guaranteed minimum royalties that Kohl's is obligated to pay the Company for each contract year.

Key wholesale licenses

Li & Fung USA and affiliate licenses

Total revenue generated from these licenses with Li & Fung USA and its affiliates accounted for 6%, 10% and 12% of the Company's overall revenue in FY 2012, FY 2011 and FY 2010, respectively.

As part of the Company's acquisition of Official-Pillowtex in October 2007, the Company acquired licenses with Li & Fung USA for the Royal Velvet and Cannon brands. Since the date of the acquisition, these licenses have been amended to permit the Company to enter into the Cannon direct-to-retail license with Sears/Kmart in 2008 and the Royal Velvet direct-to-retail license with JC Penney in 2011, pursuant to an amendment and early termination agreement. The term of the Royal Velvet license, which expired on December 31, 2011, and the term of the Cannon license with respect to the remaining International territories covered by the license will expire on December 31, 2013.

During 2009, Li & Fung USA, through its acquisition of Wear Me LLC, acquired the rights to certain exclusive licenses for our Rocawear, Ecko and Zoo York brands. The current terms of the Rocawear and Ecko licenses each expire on December 31, 2013; and the current term of the Zoo York license expires on December 31, 2014.

Li & Fung USA also has the rights to produce Peanuts branded apparel in the United States and Canada for a current term continuing through December 31, 2013.

Marketing

The Company believes that marketing is a critical element in maximizing brand value to its licensees and to the Company. The Company's in-house marketing team tailors advertising for the Company's brands, and each year the Company develops new marketing and promotional campaigns that incorporate the design aesthetic of each brand.

The Company believes that its innovative national marketing and promotional campaigns result in increased sales and consumer awareness of its brands. Because of the Company's established relationships with agents, managers, magazine publishers and the media in general, the Company has been able to leverage advertising dollars into successful public relations campaigns that reach tens of millions of consumers. The Company also works with its joint venture partners with respect to marketing, advertising and trend direction.

The Company's advertising expenditures for each of its brands are dedicated largely to crafting and developing creative advertising concepts, reaching appropriate arrangements with spokespeople, advertisements in magazines and trade publications, running internet advertisements and promoting public relations events, securing product placements and developing sweepstakes and media contests often featuring personal appearances and concerts. The advertisements for the Company's various brands have appeared in fashion magazines such as *Seventeen, Teen Vogue, Cosmopolitan, People Style Watch, InStyle and Elle*, as well as in popular lifestyle and entertainment magazines such as *Us Weekly, Better Homes and Gardens, and Star,* as well as in newspapers, on outdoor billboards, through social media sites such as Facebook®, Twitter®, Pinterest® and Instagram®, as well as through various blogs, e-mail blasts, banner advertisements, online sweepstakes and gift with purchase programs. The Company also has used television commercials to promote certain of its brands, partnering with licensees to create and air commercials that will generate excitement for its brands with consumers.

The Company maintains a website (www.iconixbrand.com) to further market its brands. In addition, the Company has established an intranet for approved vendors and service providers who can access additional materials and download them through a secure network. The Company also maintains, in some cases through its licensees, separate, dedicated sites for its brands.

Many of the Company's license agreements require the payment of an advertising royalty by the licensee, and in certain cases, the Company's licensees are required to supplement the marketing of the Company's brands by performing additional advertising through trade, cooperative or other sources.

The Company has organized its brand management and marketing functions to foster its ability to develop innovative and creative marketing and brand support for its brands. This structure can be leveraged to support future acquisitions with limited growth in expense. Typically, each brand is staffed with a brand manager who is supported by a fashion and product development team and who works closely with the creative and graphic groups in the marketing department. Although each brand's creative direction and image is developed independently, the creative team meets together on a regular basis to share ideas that might work across multiple or all brands. Licensees are provided information both through group meetings and individual sessions, as well as through intranet sites, where creative ideas, brand marketing campaigns and graphics are accessible and easy to download and use in an authorized manner.

Trend direction

The Company's in-house trend direction teams support the brands by providing licensees with unified trend direction and guidance and by coordinating the brand image across licensees and product categories. The

Company's trend direction personnel are focused on identifying and interpreting the most current trends, both domestically and internationally, and helping forecast the future design and product demands of the respective brands' customers. Typically, the Company develops a trend guide, including colors, fabrics, silhouettes and an overall style sensibility for a brand and for each product season, and then works with licensees to maintain consistency with the overall brand presentation across product categories. In addition, the Company has product approval rights in most licenses and further controls the look and mix of products its licensees produce through that process. With respect to Badgley Mischka, the Company has contracted the exclusive services of the designers who founded the brand to control creative direction. Also, with respect to IPH Unltd (owner of the Ecko brands), Hardy Way (owner of the Ed Hardy brand) and MG Icon (owner of the Material Girl and Truth or Dare brands), the Company has entered into arrangements with its partners to oversee and control the creative aspects of the brands.

The Company website

The Company maintains a website at www.iconixbrand.com, which provides a wide variety of information on each of its brands. The Company also makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the Securities and Exchange Commission, herein referred to as the SEC, under applicable law as soon as reasonably practicable after it files such material. The Company's website also contains information about its history, investor relations, governance and links to access copies of its publicly filed documents. Further, the Company has established an intranet with approved vendors and service providers who can access additional materials and download them through a secure network. In addition, there are websites for many of the Company's brands, operated by the Company or its licensees, for example, at www.candies.com, www.badgleymischka.com, www.joeboxer.com and www.rocawear.com. The information regarding the Company's website address and/or those sites established for its brands is provided for convenience, and the Company is not including the information contained on the Company's and brands' websites as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Competition

The Company's brands are all subject to extensive competition from various domestic and foreign brands. Each of its brands has many competitors within each of the brands respective specific distribution channels that span a broad variety of product categories including the apparel and home furnishings and decor industries. For example, while Starter may compete with Russell Athletic in the athletic apparel business, Joe Boxer competes with Hanes and Jockey with respect to underwear in the mass tier, and Badgley Mischka competes with other couture apparel and bridal brands in the luxury market, such as Carolina Herrera or Oscar de la Renta. Other of our brands (such as Danskin), which are distributed both at the mass level (through the diffusion brand Danskin Now) and at the department and specialty store level, may have many competitors in different or numerous distribution channels. These competitors have the ability to compete with the Company's licensees in terms of fashion, quality, price and/or advertising.

In addition, the Company faces competition for retail licenses and brand acquisitions. Companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones the Company currently has in place, thus creating direct competition. Similarly, the retailers to which the Company currently, or may otherwise, licenses its brands, may decide to develop or purchase brands rather than enter into license agreements with the Company. The Company also competes with traditional apparel, consumer and entertainment brand companies and with other brand management companies for acquisitions.

Trademarks

The Company's trademarks are owned by our subsidiaries and International Joint Ventures in their respective territories, herein referred to as the International Joint Venture Territories. These trademarks and associated marks are registered or pending registration with the U.S. Patent and Trademark Office and in other countries throughout the world in block letter and/or logo formats, as well as in combination with a variety of ancillary marks for use with respect to, depending on the brand, a variety of product categories, including footwear, apparel, fragrance, handbags, watches and various other goods and services, including in some cases, home accessories and electronics, and in the case of our Peanuts brands, for a wide range of consumer products and entertainment and media services.

The Company monitors on an ongoing basis unauthorized uses and filings of its trademarks, and the Company relies primarily upon a combination of federal, state, and local laws, as well as contractual restrictions to protect its intellectual property rights both domestically and internationally.

Employees

As of December 31, 2012, the Company had a total of 148 employees. Of these 148 full-time employees, four were named executive officers of the Company. The remaining employees are senior managers, middle management, marketing and administrative personnel. None of the Company's employees are represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

Financial information about geographical areas

Revenues from external customers related to operations in the United States and foreign countries are as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
		(000's omitted)	
Revenues from external customers:			
United States	$273,902	$302,629	$287,320
Japan	36,432	31,460	16,808
Other[1]	43,484	35,756	28,431
	$353,818	$369,845	$332,559

(1) No single country represented 10% of the Company's revenues in the periods presented in this table.

Item 1.A. Risk Factors

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could impact our operations. The following highlights some of the factors that have affected, and in the future, could affect our operations:

The failure of our licensees to adequately produce, market and sell products bearing our brand names in their license categories or to pay their obligations under their license agreements could result in a decline in our results of operations.

Our revenues are almost entirely dependent on royalty payments made to us under our licensing agreements. Although the licensing agreements for our brands usually require the advance payment to us of a portion of the licensing fees and in most cases provide for guaranteed minimum royalty payments to us, the failure of our licensees to satisfy their obligations under these agreements or their inability to operate successfully or at all, could result in their breach and/or the early termination of such agreements, their non-renewal of such agreements or our decision to amend such agreements to reduce the guaranteed minimums or sales royalties due thereunder, thereby eliminating some or all of that stream of revenue. Further, there can be no assurances that the licensees under our licensing agreements will renew or extend the term of those agreements or enter into agreements, or that, if licensees do not renew existing licensing agreements or enter into new licensing agreements, we will be successful in replacing those existing licensing agreements with new licensing agreements with new licensees. Any of such failures could reduce the anticipated revenue stream to be generated by the licensing agreements. Moreover, during the terms of the license agreements, we are substantially dependent upon the abilities of our licensees to maintain the quality and marketability of the products bearing our trademarks, as their failure to do so could materially tarnish our brands, thereby harming our future growth and prospects. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us. A weak economy or softness in certain sectors including apparel, consumer products, retail and entertainment, could exacerbate this risk. This, in turn, could decrease our potential revenues.

Our business is dependent on continued market acceptance of our brands and the products of our licensees bearing these brands.

Although most of our licensees guarantee minimum net sales and minimum royalties to us, a failure of our brands or of products bearing our brands to achieve or maintain market acceptance could cause a reduction of our licensing revenues and could further cause existing licensees not to renew their agreements. Such failure could also cause the devaluation of our trademarks, which are our primary intellectual property assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results. The industries in which we compete, including the apparel industry, are subject to rapidly evolving trends and competition. In addition, consumer tastes change rapidly. As a consequence, continued market acceptance of our brands and our licensees' products, as well as market acceptance of any future products bearing our brands, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. The licensees under our licensing agreements may not be able to anticipate gauge or respond to such changes in a timely manner. Our future success will be dependent, in part, on our licensees' abilities to anticipate, identify and capitalize upon on emerging fashion trends, including products, styles, fabrics and colors, and to distinguish themselves within the apparel market. Continued and substantial marketing efforts, which may, from time to time, also include our expenditure of significant additional funds to keep pace with changing consumer demands, are required to maintain market acceptance of the licensees' products and to create market acceptance of new products and categories of products bearing our trademarks; however, these expenditures may not result in either increased market acceptance of, or licenses for, our trademarks or increased market acceptance, or sales, of our licensees' products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees' produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products, including their presentation and packaging, we do not actually design or manufacture products bearing our marks and therefore have more limited control over such products' quality and design than a traditional product manufacturer might have.

Our existing and future debt obligations could impair our liquidity and financial condition, and in the event we are unable to meet our debt obligations we could lose title to our trademarks.

As of December 31, 2012, our consolidated balance sheet reflects debt of approximately $911.7 million, including secured debt of $657.0 million ($600 million under Series 2012-1 4.229% Senior Secured Notes, Class A-2 issued by our subsidiaries, Icon Brand Holdings LLC, Icon DE Intermediate Holdings LLC, Icon DE Holdings LLC and Icon NY Holdings LLC, (collectively referred to as the ABS Co-Issuers) herein referred to as the Senior Secured Notes, and $57.0 million under a promissory note entered into with a third party as part of the IPH Unltd transaction in October 2009, herein referred to as the Ecko Note). In accordance with Accounting Standards Codification (herein referred to as ASC) 820, our 2.50% convertible senior subordinated notes due June 2016, herein referred to as our 2.50% Convertible Notes, is included in our $911.7 million of consolidated debt at a net debt carrying value of $254.7 million; however, the principal amount owed to the holders of our 2.50% Convertible Notes is $300.0 million (due June 1, 2016). Also the Ecko Note, while consolidated on our balance sheet, is an obligation solely of the IPH Unltd joint venture, with no recourse to the Company beyond the Zoo York marks pledged as security thereunder by ZY Holdings. We may also assume or incur additional debt, including secured debt, in the future in connection with, or to fund, future acquisitions. Our debt obligations:

- could impair our liquidity;
- could make it more difficult for us to satisfy our other obligations;
- require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;
- could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;
- impose restrictions on us with respect to the use of our available cash, including in connection with future acquisitions;
- make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our licensing markets; and
- could place us at a competitive disadvantage when compared to our competitors who have less debt.

While we believe that by virtue of the cash on our balance sheet as of December 31, 2012, our ability to draw down additional funds under a revolving financing facility consisting of variable funding notes, herein referred to as Variable Funding Notes, and the guaranteed minimum and percentage royalty payments due to us under our licenses we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future, in the event that we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default regarding that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness.

The terms of our securitized debt financing have restrictive covenants and our failure to comply with any of these could put us in default, which would have an adverse effect on our business and prospects and could cause us to lose title to our key intellectual property assets.

Unless and until we repay all outstanding borrowings under our securitized debt, we will remain subject to the restrictive terms of these borrowings. The securitized debt, under which certain of our wholly-owned subsidiaries (the ABS Co-Issuers) issued and guaranteed the Senior Secured Notes and Variable Funding Notes, contain a number of covenants, with the most significant financial covenant being a debt service coverage calculation. These covenants limit the ability of certain of our subsidiaries to, among other things:

- sell assets;
- engage in mergers, acquisitions and other business combinations;
- declare or pay distributions on their limited liability company interests;
- incur, assume or permit to exist additional indebtedness or guarantees; and
- incur liens.

These restrictions could reduce our liquidity and thereby affect our ability to pay dividends or repurchase shares of our common stock. The securitized debt requires us to maintain a specified financial ratio relating to available cash to service the borrowings at the end of each fiscal quarter. Our ability to meet this financial ratio can be affected by events beyond our control, and we may not satisfy such a test. A breach of this covenant could result in a rapid amortization event or default under the securitized debt.

In the event that a rapid amortization event occurs under the indenture (including, without limitation, upon an event of default under the indenture or the failure to repay the securitized debt at the end of the five year interest-only period), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

Furthermore, a reserve account has been established for the benefit of the secured parties under the indenture for the purpose of trapping cash upon the occurrence of our failure to maintain a specified financial ratio at the end of each fiscal quarter. Once it commences, such cash trapping period would extend until the quarterly payment date on which that financial ratio becomes equal to or exceeds the minimum ratio. In the event that a cash trapping period commences, the funds available for the ABS Co-Issuers to pay amounts to us will be reduced or eliminated, which would in turn reduce our ability to support our business.

In an event of default, all unpaid amounts under the Senior Secured Notes and Variable Funding Notes could become immediately due and payable at the direction or consent of holders of a majority of the outstanding Senior Secured Notes. Such acceleration of our debt could have a material adverse effect on our liquidity if we are unable to negotiate mutually acceptable terms with our lenders or if alternate funding is not available to us. Furthermore, if amounts owed under the securitized debt were to become accelerated because of a failure to meet the specified financial ratio or to make required payments, the holders of our Senior Secured Notes would have the right to foreclose on the Candie's, Bongo, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific/OP, Danskin/Danskin Now, Rocawear, Cannon, Fieldcrest, Royal Velvet, Charisma, Starter, Waverly and Sharper Image trademarks in the United States and Canada (with the exception of the London Fog brand for outerwear in the United States); on our joint venture interests in Hardy Way, MG Icon, ZY Holdings and Peanuts; on the equity interests in certain of our subsidiaries; and on other related assets securing the notes.

If a manager termination event under the management agreement were to occur we could lose control over the management of the intellectual property assets owned by the ABS Co-Issuers and there can be no assurance that a successor manager would properly manage the assets.

We serve as the manager under a management agreement with the ABS Co-Issuers. Our primary responsibility under this agreement is to perform or otherwise assist each ABS Co-Issuer in performing its duties and obligations, including certain licensing, intellectual property and operational functions.

Pursuant to the management agreement, if we perform or fail to perform certain acts (herein referred to as Manager Termination Events) all of our rights, powers, duties, obligations and responsibilities under the management agreement can be terminated. Among these Manager Termination Events are a failure on our part to make certain payments into collection accounts established under the indenture governing the notes; failure to maintain certain financial ratios; failure to provide required reports under the indenture governing the notes; a material default in observing any provision of the management agreement (subject to certain cure periods); and certain bankruptcy events.

There can be no assurance that if we are terminated pursuant to the terms of the management agreement a successor manager can be identified and retained that is capable of managing all or a portion of the intellectual property assets, or that can perform its obligations with the same level of experience and expertise as we do. A failure to continue managing our intellectual property assets as they are currently managed could have a material adverse effect on our business and could result in a decline in our results of operations.

We have experienced rapid growth in recent years. If we fail to manage this or any future growth, our business and operating results could be harmed.

Our business has grown dramatically over the past several years. For example, our revenue increased from $30.1 million for fiscal 2005 to $353.8 million for FY 2012. Our growth has largely resulted from our acquisition of new brands of various sizes. Since October 2004, we acquired directly and through our joint ventures numerous iconic brands (or rights to use those brands and trademarks) and increased our total number of licenses from approximately 18 to over 1,000. Furthermore, we continue to evaluate and pursue appropriate acquisition opportunities to the extent we believe that such opportunities would be in the best interests of our company and our stockholders.

This significant growth has placed considerable demands on our management and other resources and continued growth could place additional demands on such resources. Our ability to compete effectively and to manage future growth, if any, will depend on the sufficiency and adequacy of our current resources and infrastructure and our ability to continue to identify, attract and retain personnel to manage our brands. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our operations and properly oversee our brands. The failure to support our operations effectively and properly oversee our brands could cause harm to our brands and have a material adverse effect on our brands' fair values and our business, financial condition and results of operations. In addition, we may be unable to leverage our core competencies in managing apparel brands to managing brands in new product categories.

Also, there can be no assurance that we will be able to sustain our recent growth. Our growth may be limited by a number of factors including increased competition for retail license and brand acquisitions, insufficient capitalization for future acquisitions and the lack of attractive acquisition targets, each as described further below. In addition as we continue to grow larger, we will likely need to make additional and larger acquisitions to continue to grow at our historical pace.

If we are unable to identify and successfully acquire additional brands and trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize anticipated benefits due to integration or licensing difficulties.

A key component of our growth strategy is the acquisition of additional brands and trademarks. Historically, we have been involved in numerous acquisitions of varying sizes. We continue to explore new acquisitions. However, as our competitors continue to pursue our brand management model, acquisitions may become more expensive and suitable acquisition candidates could become more difficult to find. In addition, even if we successfully acquire additional trademarks or the rights to use additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands.

Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and credit worthiness of licensee base, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations and/or the value of our equity. These risks include, among others:

- unanticipated costs associated with the target acquisition;
- negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;
- diversion of management's attention from other business concerns;
- the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified;
- adverse effects on existing licensing and joint venture relationships;
- potential difficulties associated with the retention of key employees, and the assimilation of any other employees, who may be retained by us in connection with or as a result of our acquisitions; and
- risks of entering new domestic and international markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience.

When we acquire intellectual property assets or the companies that own them, our due diligence reviews are subject to inherent uncertainties and may not reveal all potential risks. We may therefore fail to discover or inaccurately assess undisclosed or contingent liabilities, including liabilities for which we may have responsibility as a successor to the seller or the target company. As a successor, we may be responsible for any past or continuing violations of law by the seller or the target company. Although we generally attempt to seek contractual protections through representations, warranties and indemnities, we cannot be sure that we will obtain such provisions in our acquisitions or that such provisions will fully protect us from all unknown, contingent or other liabilities or costs. Finally, claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not, or may not be able to, indemnify us or that may exceed the scope, duration or amount of the seller's indemnification obligations.

Acquiring additional trademarks could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce our reported earnings in subsequent years. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. Moreover, as discussed below, our ability to grow through the acquisition of additional brands and trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. In the event that we are unable to obtain debt financing on acceptable terms for a particular acquisition, we may elect to pursue the acquisition through the issuance by us of shares of our common stock (and, in certain cases, convertible securities) as equity consideration, which could dilute our common stock because it could reduce our earnings per share, and any such dilution could reduce the market price of our common stock unless and until we were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.

We may require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We may, in the future, require additional capital to help fund all or part of potential acquisitions. If, at the time required, we do not have sufficient cash to finance those additional capital needs, we will need to raise additional funds through equity and/or debt financing. We cannot guarantee that, if and when needed, additional financing will be available to us on acceptable terms or at all. Further, if additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion plans. In addition, any additional financing we undertake could impose additional covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Because of the intense competition within our licensees' markets and the strength of some of their competitors, we and our licensees may not be able to continue to compete successfully.

Many of our trademark licenses are for products in the apparel, fashion accessories, footwear, beauty and fragrance, home products and décor, consumer electronics and entertainment industries in which our licensees face intense competition, including from our other brands and licensees. In general, competitive factors include quality, price, style, name recognition and service. In addition, various fads and the limited availability of shelf space could affect competition for our licensees' products. Many of our licensees' competitors have greater financial, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to compete successfully in the markets for their products, and we may not be able to continue to compete successfully with respect to our licensing arrangements.

If our competition for retail licenses and brand acquisitions increases, or any of our current direct-to-retail licensees elect not to renew their licenses or renew on terms less favorable than today, our growth plans could be slowed.

We may face increasing competition in the future for direct-to-retail licenses as other companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place. Furthermore, our current or potential direct-to-retail licensees may decide to develop or purchase brands rather than renew or enter into license agreements with us. In addition, this increased competition could result in lower sales of products offered by our direct-to-retail licensees under our brands. We also compete with traditional apparel and consumer brand companies, other brand management companies and private equity groups for brand acquisitions. If our competition for retail licenses and brand acquisitions increases, it may take us longer to procure additional retail licenses and/or acquire additional brands, which could slow our growth rate.

Our licensees are subject to risks and uncertainties of foreign manufacturing and the price, availability and quality of raw materials that could interrupt their operations or increase their operating costs, thereby affecting their ability to deliver goods to the market, reduce or delay their sales and decrease our potential royalty revenues.

Substantially all of the products sold by our licensees are manufactured overseas and there are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments. Further, our licensees may experience fluctuations in the price, availability and quality of fabrics and raw materials used by them in their manufactured apparel or purchased finished goods. Any of these risks could increase our licensees' operating costs. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of our licensees, and thus our royalty revenues over and above the guaranteed minimums, could be reduced as a result of our licensees' inability to deliver or their delay in delivering their products.

Our failure to protect our proprietary rights could compromise our competitive position and decrease the value of our brands.

We monitor on an ongoing basis unauthorized filings of our trademarks and imitations thereof, and rely primarily upon a combination of U.S., Canadian and other international federal, state and local laws, as well as contractual restrictions to protect and enforce our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish, protect and enforce our trademarks and other proprietary rights will prevent infringement of our intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom.

For instance, despite our efforts to protect and enforce our intellectual property rights, unauthorized parties may misappropriate or attempt to copy aspects of our intellectual property, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees' sales and thus our revenues. Further, we and our licensees may not be able to detect infringement of our intellectual property rights quickly or at all, and at times we or our licensees may not be successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. In addition, we depend upon the laws of the countries where our licensees' products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because standards of registerability vary internationally. Consequently, in certain foreign jurisdictions, we have elected or may elect not to apply for trademark registrations. While we generally apply for trademarks in most countries where we license or intend to license our trademarks, we may not accurately predict all of the countries where trademark protection will ultimately be desirable. If we fail to timely file a trademark application in any such country, we may be precluded from obtaining a trademark registration in such country at a later date. Failure to adequately pursue and enforce our trademark rights could damage our brands, enable others to compete with our brands and impair our ability to compete effectively.

Further, the rights to our brands in the International Joint Venture Territories are controlled primarily through our joint ventures in these regions and while we believe that our partnerships in these areas will enable us to better protect our trademarks in the countries covered by the ventures, we do not control all of our joint venture companies and thus most decisions relating to the use and enforcement of the marks in these countries will be subject to the approval of our local partners.

We also own the exclusive right to use various domain names containing or relating to our brands. There can be no assurances that we will be able to prevent third parties from acquiring and maintaining domain names that infringe or otherwise decrease the value of our trademarks. Failure to protect our domain names could adversely affect our brands which could cause a decline in our licensees' sales and the related revenues and in turn decrease the amount of royalty payments (over and above the guaranteed minimums) due to us.

Third-party claims regarding our intellectual property assets could result in our licensees being unable to continue using our trademarks, which could adversely impact our revenues or result in a judgment or monetary damages being levied against us or our licensees.

We may be subject to legal proceedings and claims, including claims of alleged infringement or violation of the patents, trademarks and other intellectual property ("IP") rights of third parties. In the future, we may be required to assert infringement claims against third parties or third parties may assert infringement claims against us and/or our licensees. To the extent that any of our IP assets is deemed to violate the proprietary rights of others in any litigation or proceeding or as a result of any claim, then we and our licensees may be prevented from using it, which could cause a breach or termination of certain license agreements. If our licensees are prevented from using our trademarks, this could adversely impact the revenues of our licensees with respect to those IP assets, and thus the royalty payments over and above the guaranteed minimums could be reduced as a result of the licensees' inability to continue using our trademarks. Litigation could also result in a judgment or monetary damages being levied against us and our licensees.

We may not be able to establish or maintain our trademark rights and registrations, which could impair our ability to perform our obligations under our license agreements, which could cause a decline in our licensees' sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us.

While we intend to take reasonable steps to protect our trademark rights, it may not be possible to obtain or maintain legal protection and registrations for all of our trademarks for all forms of goods and services based on certain facts, such as the timing of our or our predecessors' entrance into the market or the fact that a third party previously adopted a similar mark for use in connection with a similar set of goods or services. As a result, it may be difficult or not possible for our trademarks to be registered or even protected so as to prohibit third party use in a particular manner. Trademark rights typically arise with respect to goods and services in a particular class or category, so that one party does not own a trademark with respect to all goods and services in all markets. Further, trademark rights could be lost in the U.S. and Canada if we cease using a particular trademark in commerce for a given period of time. For example, the United States Patent and Trademark Office requires owners of registered trademarks to file a declaration of continued use five (5) years after initial registration and every ten (10) years thereafter, and failure to timely do so can result in cancellation of a trademark registration. Additionally, if a trademark owner has not used a registered trademark in commerce for three (3) consecutive years, such owner is presumed to have abandoned the trademark with intent not to resume use thereof, and the trademark owner must prove non-abandonment in order to retain rights in the trademark. Moreover, third parties may challenge or seek to oppose or cancel existing trademark applications or registrations, and we cannot guarantee we will succeed against such challenges. Any failure to secure and maintain rights and registrations could impair our ability to perform our obligations under the license agreements, enter new product or service categories or could affect our ability to enter into new license agreements or renew existing license agreements, both of which could cause a decline in our licensees' sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us.

Failure to protect our IP assets from harmful acts of our licensees could result in their cancellation, diminution in value or our loss of rights in those assets.

We license our trademarks to our licensees pursuant to license agreements. The license agreements contain provisions requiring our licensees to comply with certain standards to be monitored by us. Our failure to monitor our licensees' compliance with the license agreements or take appropriate corrective action when necessary may subject our IP assets to cancellation, loss of rights or diminution in value. If our IP assets were cancelled, their value diminished or our rights were lost, the revenues of our licensees, and thus the royalty payments (over and above the guaranteed minimums), could be reduced as a result of our licensees' inability to sell the products under the license agreements.

We may be a party to litigation in the normal course of business, which could affect our financial position and liquidity.

From time to time, we may be made a party to litigation in the normal course of business. For example, as the owner of a trademark, we may be named as a defendant in a lawsuit relating to a product designed and manufactured by a licensee of that trademark. In most cases, our licensees under the existing license agreements are obligated to defend and indemnify us, as licensor, and our affiliates with respect to such litigation. In addition, while third parties could assert infringement claims involving our trademarks, we believe our trademarks are not subject to significant litigation risk because they are widely known and well-established trademarks, which have been consistently used by us and the previous owners. Although historically the litigation involving us has not been material to our financial position or our liquidity, any litigation has an element of uncertainty and if any such litigation were to be adversely determined and/or a licensee were to fail to properly indemnify us, such litigation could affect our financial position and liquidity.

A substantial portion of our licensing revenue is concentrated with a limited number of licensees such that the loss of any of such licensees could decrease our revenue and impair our cash flows.

Our licensees with Wal-Mart, Target, Kmart/Sears and Kohl's, were our four largest direct-to-retail licensees during FY 2012, representing approximately 17%, 7%, 6% and 6%, respectively, of our total revenue for such period, while Li & Fung USA was our largest wholesale licensee, representing approximately 6% of our total revenue for such period. Because we are dependent on these licensees for a significant portion of our licensing revenue, if any of them were to have financial difficulties affecting their ability to make payments, or if any of these licensees decides not to renew or extend any existing agreement with us, or to significantly reduce its sales of licensed products under any of the agreement(s), our revenue and cash flows could be reduced substantially.

Terms of our existing license agreements are renewable at the discretion of our licensees and if such licensees opt not to renew these license agreements it could decrease our revenue and impair our cash flows.

As with any licensing transaction, future licensing income is dependent on the renewal of existing license agreements and exploitation of new licensing opportunities. While the existing license agreements generally contain renewal terms whereby the parties may renew such existing license agreements for one or more additional terms, the option to renew is at the discretion of the licensee and not us. If a significant number of our licensees under the material existing license agreements decide not to renew or extend those existing license agreements with us, our revenue and cash flows could be reduced substantially.

We are dependent upon our chief executive officer and other key executives. If we lose the services of these individuals we may not be able to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our success as a marketer and licensor of intellectual property is largely due to the efforts of Neil Cole, our president, chief executive officer and chairman. Our continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although we have entered into an employment agreement with Mr. Cole, expiring on December 31, 2015, as well as employment agreements with other of our key executives, there is no guarantee that we will not lose their services. To the extent that any of their services become unavailable to us, we will be required to hire other qualified executives, and we may not be successful in finding or hiring adequate replacements. This could impede our ability to fully implement our business plan and future growth strategy, which would harm our business and prospects.

We have a material amount of goodwill and other intangible assets, including our trademarks, recorded on our balance sheet. As a result of changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down would, as applicable, either decrease our net income or increase our net loss.

As of December 31, 2012, goodwill represented approximately $225.7 million, or approximately 9% of our total consolidated assets, and trademarks and other intangible assets represented approximately $1,769.5 million, or approximately 71% of our total consolidated assets. Under current U.S. GAAP accounting standards, goodwill and indefinite life intangible assets, including some of our trademarks, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

We may not be able to pay the cash portion of the conversion price upon any conversion of the principal amounts of our convertible notes, which would constitute an event of default with respect to such notes and could also constitute a default under the terms of our other debt.

We may not have sufficient cash to pay, or may not be permitted to pay, the cash portion of the consideration that we will be required to pay when our 2.50% Convertible Notes become due in June 2016. Upon conversion of our 2.50% Convertible Notes, we will be required to pay to the holder of such notes a cash payment equal to the par value of the convertible notes. This part of the payment must be made in cash, not in shares of our common stock. As a result, we will be required to pay a minimum of $300.0 million in cash to holders of the 2.50% Convertible Notes upon conversion.

If we do not have sufficient cash on hand at the time of conversion, we may have to raise funds through debt or equity financing. Our ability to raise such financing will depend on prevailing market conditions. Further, we may not be able to raise such financing within the period required to satisfy our obligation to make timely payment upon any conversion. In addition, the terms of any current or future debt may prohibit us from making these cash payments or otherwise restrict our ability to make such payments and/or may restrict our ability to raise any such financing. In particular, the terms of our Senior Secured Notes restrict the amount of proceeds from collateral pledged to secure our obligations thereunder that may be used by us to make payments in cash under certain circumstances, including payments to the convertible note holders upon conversion. A failure to pay the required cash consideration upon conversion would constitute an event of default under the indenture governing the convertible notes, which could constitute a default under the terms of our other debt.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities both domestically and abroad. We regularly assess the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of our provision for income taxes. We cannot guarantee that the outcomes of these evaluations and continuous examinations will not harm our reported operating results and financial conditions.

The market price of our common stock has been, and may continue to be, volatile, which could reduce the market price of our common stock.

The publicly traded shares of our common stock have experienced, and may continue to experience, significant price and volume fluctuations. This market volatility could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to actual or anticipated variations in our quarterly operating results, announcements by us, our licensees or our respective competitors, factors affecting our licensees' markets generally and/or changes in national or regional economic conditions, making it more difficult for shares of our common stock to be sold at a favorable price or at all. The market price of our common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which our licensees compete.

Convertible note hedge and warrant transactions that we have entered into may affect the value of our common stock.

In connection with the initial sale of our 2.50% Convertible Notes we purchased convertible note hedges, herein referred to as 2.50% Convertible Note Hedges, from affiliates of Barclays PLC and Goldman Sachs Inc., herein referred to as the 2.50% Hedge Counterparties. At such time, the hedging transactions were expected, but were not guaranteed, to eliminate the potential dilution upon conversion of the 2.50% Convertible Notes. Concurrently, we entered into warrant transactions with the 2.50% Hedge Counterparties, herein referred to as the 2.50% Sold Warrants.

Moreover, in connection with the 2.50% Sold Warrants, to the extent that the price of our common stock exceeds the strike price of the 2.50% Sold Warrants, the warrant transaction could have a dilutive effect on our earnings per share which may affect the value of our common stock.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act of 1933, as amended, or Securities Act, and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have registered for resale a substantial number of restricted shares of common stock issued in connection with our acquisitions. If the holders of our options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. The sale of shares issued upon the exercise of our derivative securities could also further dilute the holdings of our then existing stockholders, including holders of the convertible notes that receive shares of our common stock upon conversion of their notes. In addition, future public sales of shares of our common stock could impair our ability to raise capital by offering equity securities.

Provisions in our charter and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect our stockholders.

Certain provisions of our certificate of incorporation could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Our certificate of incorporation currently authorizes 150,000,000 shares of common stock to be issued. Based on our outstanding capitalization at December 31, 2012, and assuming the exercise of all outstanding options and warrants and the issuance of the maximum number of shares of common stock issuable upon conversion of all of our outstanding convertible notes, there are still a substantial number of shares of common stock available for issuance by our board of directors without stockholder approval. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, none of which is outstanding. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying cash dividends on our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing licensing operations, further develop our trademarks and finance the acquisition of additional trademarks. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

A portion of our revenues and net income are generated outside of the United States, by certain of our licensees and our joint ventures, in countries that may have volatile currencies or other risks.

A portion of our revenue is attributable to activities in territories and countries outside of the United States by certain of our joint ventures and our licensees. The fact that some of our revenue and certain business operations of our joint ventures and certain licensees are conducted outside of the United States may expose them to several additional risks, including, but not limited to social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where our joint ventures or certain licensees currently have operations or will in the future operate. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a negative impact on the business and operations of our joint ventures and certain of our licensees operations, which could also adversely impact our results of operations. Increase of revenues generated in foreign markets may also increase our exposure to risks related to foreign currencies, such as fluctuations in currency exchange rates. In the past, we and our joint ventures have attempted to have contracts that relate to activities outside of the United States denominated in U.S. currency, however, we do not know to the extent that we will be able to continue this as we increase our contracts with foreign licensees. In certain instances we have entered into foreign currency hedges to mitigate our risk related to fluctuations in our contracts denominated in foreign currencies; however, we cannot predict the effect that future exchange rate fluctuations will have on our operating results.

A decline in general economic conditions resulting in a decrease in consumer-spending levels and an inability to access capital may adversely affect our business.

Many economic factors beyond our control may impact our forecasts and actual performance. These factors include consumer confidence, consumer spending levels, employment levels, availability of consumer credit, recession, deflation, inflation, a general slowdown of the global economy or an uncertain economic outlook. Furthermore, changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate fluctuations, may increase the cost of financing or restrict our access to potential sources of capital for future acquisitions.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On November 9, 2007, we entered into a lease agreement covering approximately 30,550 square feet of office and showroom space at 1450 Broadway in New York, New York. The term of the lease runs through June 30, 2024 and provides for total aggregate annual base rental payments for such space of approximately $26.4 million (ranging from approximately $1.1 million for the first year following the rent commencement date to approximately $2.2 million, on an annualized basis, in the last year of the lease). We will also be required to pay our proportionate share of any increased taxes attributed to the premises.

We lease a showroom and office space at 550 7th Avenue, New York, NY, a portion of which is has been sublet through the term of the lease, which ends May 31, 2015.

We assumed obligations for approximately 4,500 square feet of office space at 261 Fifth Ave in New York, New York in connection with the Waverly acquisition with an annual rent of approximately $0.3 million for a period ending February 2018. This space is currently being sublet to a third party.

Bright Star currently occupies approximately 2,269 square feet of office space in Mt. Arlington, New Jersey, pursuant to a lease that expires in April 2013.

Item 3. Legal Proceedings

Sweet Sportswear/Unzipped litigation

On December 10, 2010, the Court entered a final judgment (the "Judgment") in connection with the lawsuit filed by us in the Superior Court of California, Los Angeles County against Unzipped Apparel LLC's ("Unzipped") former manager, supplier and distributor, Sweet Sportswear, LLC, Azteca Productions International, Inc. Apparel Distribution Services, LLC, and Hubert Guez, a principal of these entities and former member of our board of directors (collectively referred to as the "Guez defendants"). In summary, the Judgment against the Guez defendants was for a combined liability to us of approximately $50 million, exclusive of amounts owed as pre or post-judgment interest at the annual rate of 10% simple interest. The Judgment also dismissed all claims brought by the Guez defendants against us, its subsidiaries (Michael Caruso & Co., Inc. and Unzipped), and our Chairman of the Board and Chief Executive Officer, Neil Cole. In connection with the entry of the Judgment, we recognized a gross gain of $26.0 million (gross of attorney's fees and other related expenses of $10.3 million), of which $16.7 million was secured by the Sureties (as defined below), with the remainder secured by assets owned by the Guez defendants.

In February 2011, we entered into a settlement agreement with certain persons (the "Sureties") that had secured a portion of the Judgment, pursuant to which the Sureties paid us $13 million in February 2011 and paid an additional $3.7 million in April 2011 in full satisfaction of their obligations to the Company. The amounts paid by the Sureties reduced the obligations of certain of the Guez defendants (ADS and Hubert Guez) under the Judgments.

On April 26, 2011, we entered into an agreement settling the lawsuit described above, pursuant to which the Guez defendants and certain Sureties paid us an aggregate of $27.7 million (including an aggregate of $16.7 million previously paid in February and April 2011) in full satisfaction of their obligations to us.

Normal Course litigation

From time to time, we are also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, we believe that the final outcome of any of these routine matters will not have a material effect on our financial position or future liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock, $0.001 par value per share, its only class of common equity, is quoted on the NASDAQ Global Market tier of The NASDAQ Stock Market LLC, herein referred to as NASDAQ, under the symbol "ICON". The following table sets forth the high and low sales prices per share of the Company's common stock for the periods indicated, as reported on NASDAQ:

	High	Low
Year Ended December 31, 2012		
Fourth Quarter	$22.49	$17.91
Third Quarter	19.99	16.36
Second Quarter	17.60	14.27
First Quarter	21.95	16.01
Year Ended December 31, 2011		
Fourth Quarter	$19.49	$14.36
Third Quarter	26.05	15.77
Second Quarter	25.29	20.76
First Quarter	23.15	19.31

As of February 20, 2013 there were 1,581 holders of record of the Company's common stock.

The Company has never declared or paid any cash dividends on its common stock and the Company does not anticipate paying any such cash dividends in the foreseeable future. Payment of cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, operating results, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors its Board of Directors deems relevant. The Company's ability to pay dividends on its common stock and repurchase of its common stock is restricted by certain of its current indebtedness and may be restricted or prohibited under future indebtedness.

ISSUER PURCHASES OF EQUITY SECURITIES

2012	Total Number of Shares Purchased[1]	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan[1]	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
October 1 - October 31	—	—	—	92,526,708
November 1 - November 30	—	—	253,816	87,735,852
December 1 - December 31	27,756	—	1,509,386	55,520,911
Total	27,756	$22.30	1,763,202	$55,520,911

(1) On October 27, 2011, the Company announced that the Board of Directors authorized the repurchase of up to $200 million of the Company's common stock over a period ending October 31, 2015, herein referred to as the repurchase plan. This authorization replaces any prior plan or authorization. The repurchase plan does not obligate the Company to repurchase any specific number of shares and may be suspended at any time at management's discretion. Amounts not purchased under the repurchase plan represent shares surrendered to the Company to pay withholding taxes due upon the vesting of restricted stock.

During FY 2012, the Company repurchased 7,185,257 shares for $125.3 million under the Company's share repurchase plan. A portion of shares purchased in FY 2012, FY 2011, and all shares purchased in FY 2010 represent shares surrendered to the Company to pay withholding taxes due upon the vesting of restricted stock of employees. At December 31, 2012, $55.5 million of the Company's common stock may yet be purchased under the Company's share repurchase plan.

The information regarding equity compensation plans is incorporated by reference to Item 12 of this Form 10-K, which incorporates by reference the information set forth in the Company's Definitive Proxy Statement in connection with the annual meeting of stockholders to be held in 2013.

Item 6. Selected Financial Data

Selected Historical Financial Data
(amounts in tables but not footnotes in thousands, except earnings per share amounts)

The following table presents selected historical financial data of the Company for the periods indicated. The selected historical financial information is derived from the audited consolidated financial statements of the Company referred to under Item 8 of this Annual Report on Form 10-K, and previously published historical financial statements not included in this Annual Report on Form 10-K. The following selected financial data should be read in conjunction with Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

	Year Ended December 31,*				
	2012	2011	2010	2009	2008[3]
Consolidated Income Statement Data					
Licensing and other revenue	$353,818	$369,845	$332,559	$232,058	$216,761
Selling, general and administrative expenses	138,368	140,985	138,532	79,356	73,816
Operating income	215,450	228,766	209,715	152,565	142,052
Other expenses - net [1]	32,978	16,239	46,826	35,309	44,967
Net income [2]	123,509	141,241[4]	110,480	76,031	62,908
Net income attributable to Iconix Brand Group, Inc.	109,408	126,105	98,847	75,111	62,908
Earnings per share:					
Basic	$ 1.57	$ 1.72	$ 1.37	$ 1.14	$ 1.09
Diluted	$ 1.52	$ 1.67	$ 1.32	$ 1.10	$ 1.03
Weighted average number of common shares outstanding:					
Basic	69,689	73,111	72,151	65,763	57,810
Diluted	71,957	75,495	74,713	68,325	61,248

* The year ended December 31, 2009 will herein be referred to as FY 2009; and the year ended December 31, 2008 will herein be referred to as FY 2008.

	At December 31,				
	2012	2011	2010	2009	2008[3]
Consolidated Balance Sheet Data					
Cash	$ 255,034	$ 181,788	$ 121,935	$ 201,544	$ 67,279
Working capital	265,741	(78,278)	125,906	148,147	29,638
Trademarks and other intangibles, net	1,769,508	1,550,996	1,400,550	1,254,689	1,060,460
Total assets	2,481,738	2,161,303	1,951,470	1,802,613	1,394,796
Long-term debt, including current portion	911,718	633,389	584,387	662,379	618,589
Total stockholders' equity	1,299,840	1,293,576	1,138,914	969,772	644,089

(1) Includes a non-cash gain of approximately $21.5 million in FY 2011 related to our additional investment in Hardy Way (see Note 3 of Notes to Consolidated Financial Statements). Also includes net gain related to

specific litigation of $15.7 million in FY 2010, expenses related to specific litigation of $0.1 million and $0.9 million in FY 2009 and FY 2008, respectively (see Notes 8 and 9 of Notes to Consolidated Financial Statements).

(2) During FY 2012, FY 2011, FY 2010, FY 2009 and FY 2008, the Company made one, three (including the purchase of Zoo York from our IPH Untld joint venture, effectively increasing our ownership in the Zoo York brand from 51% to 100%, and our additional investment in Hardy Way, which increased our ownership from 50% to 85%), one, one and one acquisitions (including investments in joint ventures that are consolidated in our financial statements), respectively. See Note 3 of Notes to Consolidated Financial Statements for information about the Company's 2012 acquisitions and investments through its joint ventures.

(3) As adjusted for adoption of ASC Topic 470-20, "Debt with Conversion and Other Options", effective for FY 2009 and applied retrospectively as applicable.

(4) Includes a net gain related to specific litigation of $15.7 million and a write down of auction rate securities of $13.0 million in the fourth fiscal quarter of 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This Annual Report on Form 10-K, including this Item 7, includes "forward-looking statements" based on the Company's current expectations, assumptions, estimates and projections about its business and its industry. These statements include those relating to future events, performance and/or achievements, and include those relating to, among other things, the Company's future revenues, expenses and profitability, the future development and expected growth of the Company's business, its projected capital expenditures, future outcomes of litigation and/or regulatory proceedings, competition, expectations regarding the retail sales environment, continued market acceptance of the Company's current brands and its ability to market and license brands it acquires, the Company's ability to continue identifying, pursuing and making acquisitions, the ability of the Company to obtain financing for acquisitions, the ability of the Company's current licensees to continue executing their business plans with respect to their product lines and the ability to pay contractually obligated royalties, and the Company's ability to continue sourcing licensees that can design, distribute, manufacture and sell their own product lines.

These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control and difficult to predict and could cause its actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, the risks and uncertainties described in "Item 1A. Risk Factors" above and elsewhere in this report and in the Company's other SEC filings should be carefully considered.

Words such as "may," "should," "will," "could," "estimate," "predict," "potential," "continue," "anticipate," "believe," "plan," "expect," "future" and "intend" or the negative of these terms or other comparable expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statement was made.

Overview

The Company is a brand management company engaged in licensing, marketing and providing trend direction for a diversified and growing consumer and entertainment brand portfolio. Our brands are sold across every major segment of retail distribution, from luxury to mass and, in the case of our Peanuts brand, through various media outlets, including television, movies, web-based and mobile content. As of December 31, 2012, we and our joint ventures owned the following iconic consumer brands: Candie's, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific/OP, Danskin/Danskin Now, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter, Waverly, Zoo York, Sharper Image and Umbro. In addition, Scion LLC, a joint venture in which we have a 50% controlling investment, owns the Artful Dodger brand and a 50%

interest in the Billionaire Boys Club and Ice Cream brands; Hardy Way, a joint venture in which we have an 85% controlling investment, owns the Ed Hardy brands (see Note 3 of Notes to Consolidated Financial Statements); IPH Unltd, a joint venture in which we have a 51% controlling investment, owns the Ecko brands; MG Icon, a joint venture in which we have a 50% investment, owns the Material Girl and Truth or Dare brands; Peanuts Holdings, a joint venture in which we have an 80% controlling investment, owns, through its wholly-owned subsidiary Peanuts Worldwide, the Peanuts brands and characters; and Icon Modern Amusement, a joint venture in which we have a 51% investment, owns the Modern Amusement brand. We license our brands worldwide through over 1,000 direct-to-retail and wholesale licenses for use across a wide range of product categories, including sportswear, fashion accessories, footwear, entertainment, home products and décor, and beauty and fragrance. Our business model allows us to focus on our core competencies of marketing and managing brands without many of the risks and investment requirements associated with a more traditional operating company. Our licensing agreements with leading retail and wholesale licensees throughout the world provide us with a predictable stream of guaranteed minimum royalties.

Our growth strategy is focused on increasing licensing revenue from our existing portfolio of brands through adding new product categories, expanding the retail penetration of our existing brands and optimizing the sales of our licensees. We will also seek to continue the international expansion of our brands by partnering with leading licensees and/or joint venture partners throughout the world. Finally, we believe we will continue to acquire iconic consumer brands with applicability to a wide range of merchandise categories and an ability to further diversify our brand portfolio.

Summary of operating results:

The Company had net income of $123.5 million for FY 2012 as compared to net income of $141.2 million for FY 2011.

The Company's operating income was $215.5 million in FY 2012, compared to an operating income of $228.8 million in FY 2011.

Highlights of FY 2012

- Acquisition of the Umbro brand
- Formation of a new joint venture in India
- Repurchase of 7.2 million shares of our common stock for $125.3 million
- Completion of securitized financing transaction including the issuance of $600 million Senior Secured Notes
- Payoff of the 1.875% Convertible Notes

FY 2012 Compared to FY 2011

Licensing and Other Revenue. Licensing and other revenue for FY 2012 totaled $353.8 million, a 4% decrease as compared to $369.8 million for FY 2011. After excluding revenue in FY 2012 totaling approximately $18.3 million for which there is no comparable revenue in FY 2011 (i.e. Ed Hardy, which was consolidated beginning April 2011; Sharper Image, acquired November 2011; the Iconix India transaction in May 2012; and the acquisition of Umbro in November 2012 – see Note 3 of Notes to Consolidated Financial Statements for descriptions of these transactions), comparable revenue decreased approximately $34.3 million. This decrease in comparable revenue was primarily related to weakness in our men's business related to Rocawear, Ed Hardy (which includes the comparable months of May through December and Ecko (mainly related to the footwear business) as well as the transition of the Royal Velvet brand to a new direct-to-retail license with J.C. Penney. This aggregate decrease was partially offset by an increase in revenues in FY 2012 as compared to FY 2011 from certain women's brands (including Mossimo, Rampage and Bongo), certain home brands (including Charisma, Fieldcrest and Cannon) and our Peanuts brand.

Operating Expenses. Selling, general and administrative expenses, herein referred to as SG&A, totaled $138.4 million for FY 2012 compared to $141.0 million for FY 2011. After excluding SG&A totaling $2.8 million in FY 2012 for which there is no comparable SG&A in FY 2011 (i.e. Ed Hardy, which was consolidated beginning April 2011; and Sharper Image, acquired November 2011), comparable SG&A decreased approximately $5.4 million. This decrease in comparable SG&A was primarily driven by (i) a decrease of $2.7 million in advertising expense due to the timing of certain initiatives and efficiencies primarily related to our Peanuts brand; (ii) a decrease of $2.0 million in rent expense due to a one-time charge in FY 2011 for the termination of a lease associated with the acquisition of Peanuts; (iii) a decrease in amortization expense of $2.0 million as certain license agreements acquired with prior period acquisitions were fully amortized; (iv) a decrease of $1.5 million in professional fees primarily due to the termination of certain consulting arrangements; (v) a decrease of $1.0 million in compensation expense primarily due to a decrease in performance based compensation related to missing certain performance targets for FY 2012; and (vi) an aggregate decrease of $1.6 million in other general overhead expenses as a result of certain cost-cutting initiatives. The aggregate of these decreases were partially offset by an aggregate increase of $5.6 million due to: (i) an increase in bad debt expense due to an increase in our allowance for doubtful accounts primarily related to weakness in our men's brands and (ii) an increase in artist royalties related to the increase in revenue for our Peanuts brand.

Operating Income. Operating income for FY 2012 decreased to $215.5 million, or approximately 61% of total revenue, compared to $228.8 million or approximately 62% of total revenue in FY 2011.

Other Expenses - Net. Other expenses - net changed by approximately $16.7 million from approximately $16.2 million of other expenses - net in FY 2011 to approximately $33.0 million of other expenses – net in FY 2012. This change is primarily due to a non-cash re-measurement gain of $21.5 million FY 2011 related to the Ed Hardy transaction in April 2011 which is included in interest and other income, for which there is no comparable gain in FY 2012. After excluding the aforementioned gain in FY 2011 related to the Ed Hardy transaction, the remaining change in other expenses - net is primarily due to a decrease in interest expense of approximately $4.2 million from $50.8 million in FY 2011 to $46.6 million in FY 2012. This decrease was mainly driven by $11.3 million of interest expense in FY 2011 related to our 1.875% Convertible Notes for which there is no comparable expense in FY 2012 as the 1.875% Convertible Notes were paid off and retired in June 2012, as well as approximately $4.9 million of interest expense in FY 2011 related to our term loan facility which was paid off and retired in FY 2011 and for which there is no comparable expense in FY 2012. This decrease in interest expense was partially offset by: (i) $7.7 million of interest expense related to our 2.50% Convertible Notes (issued June 2011) for the period of January 2012 through May 2012 for which there is no comparable expense in FY 2011; (ii) $2.4 million of interest expense related to our Senior Secured Notes, issued in FY 2012 for which there is no comparable expense in FY 2011; and (iii) $1.7 million in interest expense in FY 2012 related to our Revolver (see Note 5 of Notes to Consolidated Financial Statements) for which there was no comparable expense in the FY 2011. Our equity earnings on joint ventures increased approximately $0.5 million from $10.4 million to $10.9 million primarily due to strength in our MG Icon joint venture, partially offset by the following:
(i) earnings in FY 2011 related to the Hardy Way joint venture through April 2011 prior to its consolidation with the Company following the transaction described above; (ii) a decrease in Iconix China's earnings primarily due to the FY 2011 gain related to the initial public offering of China Outfitters, a subsidiary of which Iconix China had a minority investment, for which there is no comparable gain in FY 2012; and (iii) a decrease in earnings from our Iconix Europe joint venture.

Provision for Income Taxes. The effective income tax rate for FY 2012 is approximately 32.3% resulting in the $59.0 million income tax expense, as compared to an effective income tax rate of 33.5% in FY 2011 which resulted in the $71.3 million income tax expense. This decrease in the effective income tax rate from FY 2011 to FY 2012 is primarily due to a significantly lower effective tax rate for income generated and reinvested outside the United States in FY 2012, specifically related to our Umbro brand, for which there was no comparable income in FY 2011.

Net Income. Our net income was approximately $123.5 million in FY 2012, compared to net income of approximately $141.2 million in the FY 2011, as a result of the factors discussed above.

FY 2011 Compared to FY 2010

Licensing and Other Revenue. Licensing and other revenue for FY 2011 increased approximately $37.2 million to $369.8 million from $332.6 million for FY 2010. This increase in revenue was primarily related to the following: (i) our acquisition of the Peanuts assets (acquired June 2010), (ii) the effect of the Ed Hardy transaction which the Company began to consolidate as of the transaction date (April 2011), (iii) the gain on the OP Japan transaction, and (iv) the acquisition of the Sharper Image assets (November 2011), for which there was no comparable revenue in FY 2010. The aggregate of these increases, approximately $55.6 million, was partially offset by the Peanuts ABC license revenue (July 2010) of approximately $12.5 million, for which there was no comparable revenue in FY 2011. After accounting for the aforementioned items, which aggregated to a net increase of approximately $43.1 million, the remaining comparable revenue decreased by a net amount of approximately $5.9 million, which is primarily attributable to the following: (i) an aggregate decrease in royalties from our Wal-Mart brands, primarily driven by the elimination of certain categories for our OP brand; (ii) an aggregate decrease in royalties from our Rocawear and Ecko brands primarily related to the men's businesses; (iii) an increase in royalties derived from our Mudd brand related to the expansion into additional categories sold through our direct-to-retail license with Kohl's; and (iv) an increase in royalties related to our Peanuts brand related to a variety of new initiatives.

Operating Expenses. Selling, general and administrative expenses, herein referred to as SG&A, totaled $141.0 million for FY 2011 compared to $138.5 million for FY 2010. The increase of approximately $2.5 million was primarily driven by aggregate incremental SG&A expenses of $23.4 million incurred in connection with our Peanuts (acquired June 2010), Ed Hardy (consolidated as of April 2011), and Sharper Image (acquired October 2011) businesses, which are consolidated and based on the timing of these transactions do not have comparable SG&A expenses in FY 2010. After accounting for the aforementioned items, the resulting comparable SG&A decreased by approximately $20.9 million, which is primarily attributable to the following: (i) aggregate incremental SG&A expenses of $7.5 million incurred in FY 2010 by our Peanuts business related to our July 2010 license with ABC for which there is no comparable SG&A expenses in FY 2011; (ii) a decrease of approximately $8.2 million in advertising and marketing related expenses (which excludes the aggregate incremental expense related to the items noted above) as compared to FY 2010; and (iii) a decrease of approximately $1.8 million in compensation expense as we integrated our acquisitions and further leveraged our infrastructure.

For FY 2011 our expenses related to specific litigation included an expense for professional fees of $0.1 million, as compared to a benefit related to specific litigation of approximately $15.7 million in FY 2010, each relating to litigation involving Unzipped. See Notes 3 and 9 of Notes to Consolidated Financial Statements for further information on our litigation and settlement involving Unzipped.

Operating Income. Operating income for FY 2011 increased to $228.8 million, or approximately 62% of total revenue, compared to $209.7 million or approximately 63% of total revenue in FY 2010.

Other Expenses - Net. Other expenses - net changed by $30.6 million from approximately $46.8 million in net other expenses in FY 2010 to approximately $16.2 million of net other expense in FY 2011. This change was primarily attributed to an increase in interest and other income due to a non-cash re-measurement gain of approximately $21.5 million related to our Ed Hardy transaction (April 2011) (see Note 3 of Notes to Consolidated Financial Statements), for which there is no comparable gain in 2010, a net increase in equity earnings on joint ventures of approximately $4.9 million primarily driven by a gain realized by our Iconix China joint venture related to the initial public offering of China Outfitters, a subsidiary of which Iconix China had a minority investment, for which there is no comparable gain in FY 2010, and a write-down in FY 2010 of our marketable securities resulting in a pre-tax loss of $13.0 million, for which there was no comparable loss in FY 2011(see Note 3 of Notes to Consolidated Financial Statements for further detail on this matter). An increase of approximately $7.6 million in interest expense was primarily attributable to interest expense of approximately $11.2 million related to the 2.50% Convertible Notes for which there was no comparable interest expense in FY 2010 and a write-off of approximately $2.7 million for deferred financing fees and original issue discount related to the early payoff of our March 2007 term loan facility (as described in Note 5 of Notes to Consolidated Financial Statements), herein referred to as our Term Loan Facility. These increases in interest expense were partially offset as a result of the payoff of our Term Loan Facility in May 2011 as well as a lower average debt balance for our Asset Backed Notes and Ecko Note as compared to FY 2010.

Provision for Income Taxes. The effective income tax rate for FY 2011 is approximately 33.5% resulting in the $71.3 million income tax expense, as compared to an effective income tax rate of 32.2% in FY 2010 which resulted in the $52.4 million income tax expense. The effective tax rate increased in FY 2011 as compared to FY 2010 due to an increase in non-deductible compensation expense, offset by an increase in aggregate earnings attributable to our non-controlling interests, for which we do not pay taxes.

Net Income. Our net income was approximately $141.2 million in FY 2011, compared to net income of approximately $110.5 million in FY 2010, as a result of the factors discussed above.

Liquidity and Capital Resources

Liquidity

Our principal capital requirements have been to fund acquisitions, working capital needs, and to a lesser extent, share repurchases and capital expenditures. We have historically relied on internally generated funds to finance our operations and our primary source of capital needs for acquisition has been the issuance of debt and equity securities. At December 31, 2012 and December 31, 2011, our cash totaled $255.0 million and $181.8 million, respectively, including short-term restricted cash of $16.4 million and $14.1 million, respectively.

In November 2011 we entered into the Revolver with several banks and other financial institutions which provided us a revolving line of credit in an aggregate principal amount of $150.0 million, with a $10.0 million sublimit for the issuance of letters of credit and a $10.0 million swingline facility. On June 28, 2012, we received $150.0 million in cash proceeds from the Revolver. Further details of this Revolver can be found in Note 5 of Notes to Consolidated Financial Statements.

On June 29, 2012, we paid an aggregate amount of $290.2 million in full satisfaction of our obligations under the 1.875% Convertible Notes. The 1.875% Convertible Notes were repaid at par ($287.5 million) plus accrued interest from January 1, 2012 through June 30, 2012. We repaid the 1.875% Convertible Notes through a combination of cash on our balance sheet and the aforementioned $150.0 million in cash proceeds from the Revolver.

On November 27, 2012, we paid an aggregate amount of $11.0 million, including principal, accrued interest and an early termination fee, in full satisfaction of our obligations under the asset-backed notes issued by our wholly-owned subsidiary, IP Holdings, herein referred to as our Asset-Backed Notes. We repaid the Asset-Backed Notes through cash on our balance sheet.

On November 29, 2012, we completed the issuance of our Senior Secured Notes in the aggregate principal amount of $600.0 million, with a $100.0 million revolving financing facility, herein referred to as our Variable Funding Notes. We used approximately $150.4 million of the proceeds received from the issuance of the Senior Secured Notes to repay all amounts outstanding under our Revolver (which was extinguished as a result) and approximately $20.3 million to pay the costs associated with this securitized financing transaction. In addition, we funded $7.4 million to an interest reserve account in the name of the trustee of the Senior Secured Notes. Further, $218.3 million of the proceeds from the Senior Secured Notes were used for our purchase of the Umbro brand. We intend to use the remaining proceeds for general corporate purposes, including potential acquisitions and/or share repurchases.

We believe that cash from future operations and our currently available cash will be sufficient to satisfy our anticipated working capital requirements for the foreseeable future. We intend to continue financing future brand acquisitions through a combination of cash from operations, bank financing and the issuance of additional equity and/or debt securities. See Note 5 of Notes to Consolidated Financial Statements for a description of certain prior financings consummated by us.

Changes in Working Capital

At December 31, 2012 and December 31, 2011 the working capital ratio (current assets to current liabilities) was 3.64 to 1 and 0.78 to 1, respectively.

Operating Activities

Net cash provided by operating activities increased approximately $24.6 million, from $177.6 million in FY 2011 to $202.2 million in FY 2012. After excluding the non-cash re-measurement gain, net of tax, associated with the Ed Hardy transaction in April 2011 (see Note 3 to Financial Statements) for which there is no comparable transaction in FY 2012, the primary drivers of the increase in net cash provided by operating activities were the following: (i) an increase of $26.7 million in aggregate changes in operating assets and liabilities, net of business acquisitions; (ii) our deferred income taxes increased approximately $4.3 million ; and (iii) an increase of $3.4 million in our allowance for doubtful accounts primarily due to weakness in certain men's brands. These increases were partially offset by the following: (i) a decrease of $3.9 million in net income (after taking effect for the Ed Hardy transaction, net of tax – see above), (ii) a decrease of $3.0 million in non-cash amortization of our convertible notes discount as we extinguished our 1.875% Convertible Notes in June 2012, (iii) non-cash amortization expense for certain definite-lived intangibles decreased by a net amount of $1.5 million as the useful life of certain licensing agreements, non-compete agreements and domain names associated with prior period acquisitions have been fully amortized as of the end of FY 2011, partially offset by the increase of amortization expense for licensing agreements related to the Ed Hardy (April 2011), Sharper Image (October 2011) and Umbro (November 2012) transactions for which there is no comparable amortization in the FY 2011.

Investing Activities

Net cash used in investing activities in FY 2012 increased approximately $87.6 million, from $157.5 million in FY 2011 to $245.2 million in the FY 2012. This increase is primarily due to our acquisition of the Umbro brand in FY 2012 for $225.0 million, compared to $65.6 million paid by us to acquire the Sharper Image brand in November 2011 and $62.0 million paid by us in April 2011 to increase our ownership of the Ed Hardy brands from 50% to 85% and acquire substantially all of the licensing rights to the Ed Hardy brands and trademarks from its licensee.

Financing Activities

Net cash provided by financing activities increased by $84.9 million, from $29.0 million in FY 2011 to $113.9 million in FY 2012. The main driver of this net increase of cash used in financing activities was an increase in proceeds from long-term debt of $457.5 million, from $292.5 million in the FY 2011 related to the issuance of our 2.50% Convertible Notes in June 2011 as compared to $600.0 million in November 2012 related to our proceeds from the Senior Secured Notes and $150.0 million related to our proceeds from the Revolver in June 2012. This increase was partially offset by (i) an increase in the payment of our long-term debt from $211.8 million in FY 2011 to $491.8 million in FY 2012 as we extinguished the 1.875% Convertible Notes in June 2012, the Revolver in November 2012 and the Asset-Backed Notes in November 2012; and (ii) $19.1 million in repurchases of shares on the open market in FY 2011 and compared to $125.3 million in FY 2012.

Obligations and commitments

Senior Secured Notes.

On November 29, 2012 (the "SSN Closing Date"), Icon Brand Holdings, Icon DE Intermediate Holdings LLC, Icon DE Holdings LLC and Icon NY Holdings LLC, each a limited-purpose, bankruptcy remote, wholly-owned direct or indirect subsidiary of the Company, (collectively, the "Co-Issuers") issued $600.0 million aggregate principal amount of Series 2012-1 4.229% Senior Secured Notes, Class A-2 (the "Senior Secured Notes") in an offering exempt from registration under the Securities Act of 1933, as amended.

Simultaneously with the issuance of the Senior Secured Notes, the Co-Issuers also entered into a revolving financing facility of Series 2012-1 Variable Funding Senior Notes, Class A-1 (the "Variable Funding Notes"), which allows for the funding of up to $100 million of Variable Funding Notes and certain other credit instruments, including letters of credit. The Variable Funding Notes were issued under the Indenture and allow for drawings on a revolving basis. Drawings and certain additional terms related to the Variable Funding Notes are governed by the Class A-1 Note Purchase Agreement dated November 29, 2012 (the "Variable Funding Note Purchase Agreement"), among the Co-Issuers, Iconix, as manager, certain conduit investors, financial institutions and funding agents, and Barclays Bank PLC, as provider of letters of credit, as swingline lender and as administrative agent. The Variable Funding Notes will be governed, in part, by the Variable Funding Note Purchase Agreement and by certain generally applicable terms contained in the Indenture. Interest on the Variable Funding Notes will be payable at per annum rates equal to the CP Rate, Base Rate or Eurodollar Rate, as defined in the Variable Funding Note Purchase Agreement.

As of December 31, 2012, no amounts under the Variable Funding Notes have been drawn. There is a commitment fee on the unused portion of the Variable Funding Notes facility of 0.5% per annum. It is anticipated that any outstanding principal of and interest on the Variable Funding Notes will be repaid in full on or prior to January 2018. Following the anticipated repayment date, additional interest will accrue on the Variable Funding Notes equal to 5% per annum. The Variable Funding Notes and other credit instruments issued under the Variable Funding Note Purchase Agreement are secured by the collateral described below.

The Senior Secured Notes and the Variable Funding Notes are referred to collectively as the "Notes." The Notes were issued in a securitization transaction pursuant to which substantially all of Iconix's United States and Canadian revenue-generating assets (the "Securitized Assets"), consisting principally of its intellectual property and license agreements for the use of its intellectual property, were transferred to and are currently held by the Co-Issuers. The Securitized Assets do not include revenue generating assets of (x) the Iconix subsidiary that owns the Badgley Mischka trademark or the Iconix subsidiaries that own Iconix's other brands outside of the United States and Canada or (y) joint ventures in which Iconix and certain of its subsidiaries have investments and which own the Artful Dodger, Billionaire Boys Club and Ecko Unltd/Marc Ecko trademarks.

The Notes were issued under a base indenture and related supplemental indenture (collectively, the "Indenture") among the Co-Issuers and Citibank, N.A., as trustee (in such capacity, the "Trustee") and securities intermediary. The Indenture will allow the Co-Issuers to issue additional series of notes in the future subject to certain conditions.

While the Notes are outstanding, payments of interest are required to be made on the Senior Secured Notes on a quarterly basis. To the extent funds are available, principal payments in the amount of $10.5 million are required to be made on the Senior Secured Notes on a quarterly basis.

The legal final maturity date of the Senior Secured Notes is in January of 2043, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the Senior Secured Notes will be repaid in January of 2020. If the Co-Issuers have not repaid or refinanced the Senior Secured Notes prior to the anticipated repayment date, additional interest will accrue on the Senior Secured Notes equal to the greater of (A) 5% per annum and (B) a per annum interest rate equal to the excess, if any, by which the sum of (i) the yield to maturity (adjusted to a quarterly bond-equivalent basis), on the anticipated repayment date of the United States treasury security having a term closest to 10 years plus (ii) 5% plus (iii) 3.4% exceeds the original interest rate. The Senior Secured Notes rank pari passu with the Variable Funding Notes.

Pursuant to the Indenture, the Notes are the joint and several obligations of the Co-Issuers only. The Notes are secured under the Indenture by a security interest in substantially all of the assets of the Co-Issuers (the "Collateral"), which includes, among other things, (i) intellectual property assets, including the U.S. and Canadian registered and applied for trademarks for the following brands and other related IP assets: Candie's, Bongo, Joe Boxer (excluding Canadian trademarks, none of which are owned by Iconix), Rampage, Mudd, London Fog (other than the trademark for outerwear products sold in the United States), Mossimo, Ocean Pacific and OP, Danskin and Danskin Now, Rocawear, Starter, Waverly, Fieldcrest, Royal Velvet, Cannon, Charisma, and Sharper Image; (ii) the rights (including the rights to receive payments) and obligations under all license agreements for use of those trademarks; (iii) the following equity interests in the following joint ventures: an 85% interest in Hardy Way LLC which owns the Ed Hardy brand, a 50% interest in MG Icon LLC which owns the Material Girl and Truth or Dare brands, a 100% interest in ZY Holdings LLC which owns the Zoo York brand, and an 80% interest in Peanuts Holdings LLC which owns the Peanuts brand and characters; and (iv) various accounts established under the Indenture.

If the Company contributes a newly organized, limited purpose, bankruptcy remote entity (each an "Additional IP Holder" and, together with the Co-Issuers, the "Securitization Entities") to Icon Brand Holdings LLC or Icon DE Intermediate Holdings LLC, that Additional IP Holder will enter into a guarantee and collateral agreement in a form provided for in the Base Indenture pursuant to which such Additional IP Holder will guarantee the obligations of the Co-Issuers in respect of any Notes issued under the Base Indenture and the other related documents and pledge substantially all of its assets to secure those guarantee obligations pursuant to a guarantee and collateral agreement.

Neither the Company nor any subsidiary of the Company, other than the Securitization Entities, will guarantee or in any way be liable for the obligations of the Co-Issuers under the Indenture or the Notes.

The Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Co-Issuers maintain specified reserve accounts to be used to make required payments in respect of the Notes, (ii) provisions relating to optional and mandatory prepayments, including mandatory prepayments in the event of a change of control (as defined in the Series 2012-1 Supplement) and the related payment of specified amounts, including specified make-whole payments in the case of the Senior Secured Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters.

The Notes are also subject to customary rapid amortization events provided for in the Indenture, including events tied to (i) the failure to maintain a stated debt service coverage ratio, which tests the amount of net cash flow generated by the assets of the Co-Issuers against the amount of debt service obligations of the Co-Issuers (including any commitment fees and letter of credit fees with respect to the Variable Funding Notes, due and payable accrued interest, and due and payable scheduled principal payments on the Senior Secured Notes), (ii) certain manager termination events, (iii) the occurrence of an event of default and (iv) the failure to repay or refinance the Notes on the scheduled maturity date. If a rapid amortization event were to occur, Icon DE Intermediate Holdings LLC and Icon Brand Holdings LLC would be restricted from declaring or paying distributions on any of its limited liability company interests.

The Company used approximately $150.4 million of the proceeds received from the issuance of the Senior Secured Notes to repay amounts outstanding under its revolving credit facility (see Note 5 to Notes to Financial Statements) and approximately $20.9 million to pay the costs associated with this securitized financing transaction. In addition approximately $218.3 million of the proceeds from the Senior Secured Notes were used for the Company's purchase of the Umbro brand. The Company intends to use the remaining proceeds for general corporate purposes, including potential acquisitions and/or share repurchases.

2.50% Convertible Notes.

In May 2011, the Company completed the issuance of $300.0 million principal amount of our 2.50% convertible senior subordinated notes due June 2016, herein referred to as our 2.50% Convertible Notes, in a private offering to certain institutional investors from which we received net proceeds, after transaction fees, of approximately $291.6 million. The 2.50% Convertible Notes bear interest at an annual rate of 2.50%, payable semi-annually in arrears on June 1 and December 1 of each year, commencing as of December 1, 2011. At December 31, 2012, the net balance of the 2.50% Convertible Notes was $254.7 million, which reflects the net debt carrying value in accordance with accounting for convertible debt instruments that may be settled in cash upon conversion. However, the principal amount owed to the 2.50% Convertible Note holders is $300.0 million.

Concurrently with the sale of the 2.50% Convertible Notes, we purchased note hedges for approximately $58.7 million and issued warrants to the hedge counterparties for proceeds of approximately $28.8 million. These transactions will generally have the effect of increasing the conversion price of the 2.50% Convertible Notes (by 100% based on the price of our common stock at the time of the offering). As a result of these transactions, we recorded a reduction to additional paid-in-capital of $9.4 million. These note hedges and warrants are separate and legally distinct instruments that bind only us and the counterparties thereto and have no binding effect on the holders of the 2.50% Convertible Notes.

We utilized the proceeds of the 2.50% Convertible Notes as follows: approximately $112.6 million was used to extinguish the outstanding obligation under a term loan facility, and approximately $29.9 million was the net payment for the related convertible note hedge. There are no covenants for this debt obligation.

Ecko Note.

In connection with the Ecko transaction, IPH Unltd the Ecko Note to a third party creditor (LF Centennial Limited, an affiliate of Li & Fung USA), for $90.0 million. IPH Unltd's obligations under the Ecko Note are secured by the Ecko portfolio of trademarks and related intellectual property assets and the Zoo York trademarks and related intellectual property assets owned by ZY Holdings, and are further guaranteed personally by the minority owner of IPH Unltd, with no recourse to us other than the interest of ZY Holdings in the Zoo York trademarks and related intellectual property assets. Amounts outstanding under the Ecko Note bear interest at 7.50% per annum, with minimum principal payable in equal quarterly installments of $2.5 million, with any remaining unpaid principal balance and accrued interest to be due on June 30, 2014, the Ecko Note maturity date. The Ecko Note may be prepaid without penalty, and would be applied to the scheduled quarterly principal payments in the order of their maturity. On July 27, 2011, in connection with our purchase of the Zoo York trademark and related assets (see Note 3 to Notes to Consolidated Financial Statements), IPH Unltd paid $3.0 million in principal to the holder of the Ecko Note. As of December 31, 2012, the total principal balance of the Ecko Note is $57.0 million, of which $10.0 million is included in the current portion of long-term debt on the consolidated balance sheet.

Other. We believe that we will be able to satisfy our ongoing cash requirements for operations and debt servicing for the foreseeable future, primarily with cash flow from operations and if necessary our ability to draw down additional funds under our Variable Funded Notes. In addition, as part of our business growth strategy, we intend, in addition to growing through the organic development of our brands and expanding internationally, to grow through acquisitions of additional brands. We anticipate that we would fund any such acquisitions through a combination of cash, and the issuance of equity and/or debt securities.

The following is a summary of contractual cash obligations, including interest for the periods indicated that existed as of December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter	Total
				(000's omitted)			
Senior Secured Notes	$42,000	$ 42,000	$42,000	$ 42,000	$42,000	$390,000	$ 600,000
2.50% Convertible Notes	—	—	—	300,000	—	—	300,000
Ecko Note	10,000	47,000	—	—	—	—	57,000
Operating leases	2,292	2,340	2,179	2,052	2,099	13,047	24,009
Employment contracts	6,401	5,619	4,642	—	—	—	16,662
Interest	35,843	31,841	28,434	22,282	17,381	76,582	212,363
Total contractual cash obligations	$96,536	$128,800	$77,255	$366,334	$61,480	$479,629	$1,210,034

Other Factors

We continue to seek to expand and diversify the types of licensed products being produced under our various brands, as well as diversify the distribution channels within which licensed products are sold, in an effort to reduce dependence on any particular retailer, consumer or market sector. The success of our Company, however, remains largely dependent on our ability to build and maintain brand awareness and contract with and retain key licensees and on our licensees' ability to accurately predict upcoming trends within their respective customer bases and fulfill the product requirements of their particular distribution channels within the global marketplace. Unanticipated changes in consumer fashion preferences, slowdowns in the global economy, changes in the prices of supplies, consolidation of retail establishments, and other factors noted in "Risk Factors," could adversely affect our licensees' ability to meet and/or exceed their contractual commitments to us and thereby adversely affect our future operating results.

Effects of Inflation

We do not believe that the relatively moderate rates of inflation experienced over the past few years in the United States, where we primarily compete, have had a significant effect on revenues or profitability. If there were an adverse change in the rate of inflation by less than 10%, the expected effect on net income would be immaterial.

New Accounting Standards

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill by allowing an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The amendments in this Update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 will not have a material impact on our results of operations or our financial position.

In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements." ASU 2012-04 contains amendments to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments are intended to make the ASC easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. The amendments that do not have transition guidance were effective upon issuance. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 will not have a material impact on our results of operations or our financial position.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012.

Critical Accounting Policies

Several of our accounting policies involve management judgments and estimates that could be significant. The policies with the greatest potential effect on our consolidated results of operations and financial position include the estimate of reserves to provide for collectability of accounts receivable. We estimate collectability considering historical, current and anticipated trends of our licensees related to deductions taken by customers and markdowns provided to retail customers to effectively flow goods through the retail channels, and the possibility of non-collection due to the financial position of our licensees' and their retail customers. Due to our licensing model, we do not have any inventory risk and have reduced our operating risks, and can reasonably forecast revenues and plan expenditures based upon guaranteed royalty minimums and sales projections provided by our retail and other licensees.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary.

In connection with our licensing model, we have entered into various trademark license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee's sales.

In June 2001, the FASB issued guidance under ASC Topic 350 Intangibles Goodwill and Other, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon our adoption of this guidance, on February 1, 2002, we ceased amortizing goodwill. As prescribed under this guidance, we had goodwill tested for impairment during the years FY 2012, FY 2011 and FY 2010, and no write-downs from impairments were necessary. Our tests for impairment utilize discounted cash flow models to estimate the fair values of the individual assets. Assumptions critical to our fair value estimates are as follow: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These tests factor in economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Impairment losses are recognized for long-lived assets, including certain intangibles, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets carrying amount. Impairment losses are measured by comparing the fair value of the assets to their carrying amount. For the years FY 2012, FY 2011 and FY 2010 there was no impairment present for these long-lived assets.

Effective January 1, 2006, we adopted guidance under ASC Topic 718 Compensation - Stock Compensation, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under this guidance, using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of, January 1, 2006. Prior to the adoption of this guidance, we accounted for our stock-based compensation plans under the recognition and measurement principles of accounting principles board, or APB, Opinion No. 25, "Accounting for stock issued to employees," and related interpretations. Accordingly, the compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount the employee must pay to acquire the stock.

We account for income taxes in accordance with guidance under ASC Topic 740 Income Taxes. Under this guidance, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of this guidance, including current and historical results of operations, the annual limitation on utilization of net operating loss carry forwards pursuant to Internal Revenue Code section 382, future income projections and the overall prospects of our business. Based upon management's assessment of all available evidence, including our completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from our licensees, and the overall prospects of our business, management concluded that it is more likely than not that the net deferred income tax asset will be realized.

We adopted guidance under ASC Topic 740, beginning January 1, 2007, as it relates to uncertain tax positions. The implementation of this guidance did not have a significant impact on our financial position or results of operations. The total unrecognized tax benefit was $1.1 million at the date of adoption. At December 31, 2012, the total unrecognized tax benefit was $1.2 million. However, this unrecognized tax benefit is not recognized for accounting purposes because the related deferred tax asset has been fully reserved in prior years. We are continuing our practice of recognizing interest and penalties related to income tax matters in income tax expense. There was no accrual for interest and penalties related to uncertain tax positions for the year ended December 31, 2012. We file federal and state tax returns and we are generally no longer subject to tax examinations for fiscal years prior to 2008.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We limit exposure to foreign currency fluctuations by requiring the majority of our licenses to be denominated in U.S. dollars. Certain other licenses are denominated in Japanese Yen and the Euro. To mitigate interest rate risks, we have, from time to time, purchased derivative financial instruments such as forward contracts to convert certain portions of our revenue and cash received in foreign currencies to fixed exchange rates. If there were an adverse change in the exchange rate from Japanese Yen to U.S. dollars or the Euro to U.S. dollars of less than 10%, the expected effect on net income would be immaterial.

Moreover, in connection with the warrant transaction with the counterparties related to our 2.50% Convertible Notes, to the extent that the price of our common stock exceeds the strike price of the warrants, the warrant transaction could have a dilutive effect on our earnings per share.

The effect, if any, of these transactions and activities on the trading price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data required to be submitted in response to this Item 8 are set forth after Part IV, Item 15 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, herein referred to as the Exchange Act) as of the end of the period covered by this report. The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

The principal executive officer and principal financial officer also conducted an evaluation of internal control over financial reporting, herein referred to as internal control, to determine whether any changes in internal control occurred during the year ended December 31, 2012 that may have materially affected or which are reasonably likely to materially affect internal control. Based on that evaluation, there has been no change in the Company's internal control during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 28, 2013

To the Stockholders of Iconix Brand Group, Inc.

The management of Iconix Brand Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2012. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to external auditors.

BDO USA, LLP, the independent registered public accounting firm who audits our financial statements, has audited our internal control over financial reporting as of December 31, 2012 and has expressed an unqualified opinion thereon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Iconix Brand Group, Inc.
New York, New York

We have audited Iconix Brand Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Iconix Brand Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Iconix Brand Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Iconix Brand Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA LLP

New York, New York
February 28, 2013

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item concerning our directors, executive officers and certain corporate governance matters is incorporated by reference from our definitive proxy statement relating to our Annual Meeting of Stockholders to be held in 2013 ("2013 Definitive Proxy Statement") to be filed with the SEC.

Code of Business Conduct

We have adopted a written code of business conduct that applies to our officers, directors and employees. Copies of our code of business conduct are available, without charge, upon written request directed to our corporate secretary at Iconix Brand Group, Inc., 1450 Broadway, New York, NY 10018.

Item 11. Executive Compensation.

The information required under this item is hereby incorporated by reference from our 2013 Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required under this item is hereby incorporated by reference from our 2013 Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required under this item is hereby incorporated by reference from our 2013 Definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required under this item is hereby incorporated by reference from our 2013 Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents included as part of this Annual Report

1. The following consolidated financial statements are included in this Annual Report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets - December 31, 2012 and 2011
- Consolidated Income Statements for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
- Notes to Consolidated Financial Statements

2. The following financial statement schedules are included in this Annual Report:

- Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
- Schedule for the years ended December 31, 2012, 2011 and 2010
- Schedule II Valuation and qualifying accounts

  All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. See the Index to Exhibits for a list of exhibits filed as part of this Annual Report.

(b) See Item (a) 3 above.

(c) See Item (a) 2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICONIX BRAND GROUP, INC.

Date: February 28, 2013

By: /s/ Neil Cole
Neil Cole,
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Neil Cole Neil Cole	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 28, 2013
/s/ Warren Clamen Warren Clamen	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2013
/s/ Barry Emanuel Barry Emanuel	Director	February 28, 2013
/s/ Drew Cohen Drew Cohen	Director	February 28, 2013
/s/ F. Peter Cuneo F. Peter Cuneo	Director	February 28, 2013
/s/ Mark Friedman Mark Friedman	Director	February 28, 2013
/s/ James A. Marcum James A. Marcum	Director	February 28, 2013
/s/ Laurence N. Charney Laurence N. Charney	Director	February 28, 2013

Index to Exhibits

Exhibit Numbers	Description
2.1	Asset Purchase dated October 29, 2004 by and among B.E.M. Enterprise, Ltd., Escada (USA) Inc., the Company and Badgley Mischka Licensing LLC (1)
2.2	Asset Purchase Agreement dated July 22, 2005 by and among the Company, Joe Boxer Company, LLC, Joe Boxer Licensing, LLC, JBC Canada Holdings, LLC, Joe Boxer Canada, LP, and William Sweedler, David Sweedler, Alan Rummelsburg, Joseph Sweedler and Arnold Suresky (2)
2.3	Asset Purchase Agreement dated September 16, 2005 by and among the Company, Rampage Licensing, LLC, Rampage.com, LLC, Rampage Clothing Company, Larry Hansel, Bridgette Hansel Andrews, Michelle Hansel, Paul Buxbaum and David Ellis (3)
2.4	Merger Agreement dated as of March 31, 2006 by and among the Company, Moss Acquisition Corp., Mossimo, Inc., and Mossimo Giannulli (4)
2.5	Asset Purchase Agreement dated as of March 31, 2006, between the Company and Mudd (USA) LLC (5)
2.6	Amendment dated April 11, 2006 to Asset Purchase Agreement dated as of March 31, 2006 between the Company and Mudd (USA), LLC. (6)
2.7	Asset Purchase Agreement, dated as of August 21, 2006, between the Company and London Fog Group, Inc. (7)
2.8	Asset Purchase Agreement, dated as of October 31, 2006, between the Company, The Warnaco Group, Inc., and Ocean Pacific Apparel Corp. (including the forms of the Note and the Registration Rights Agreement) (27)+
2.9	Assets Purchase Agreement dated as of February 21, 2007 by and among the Company, Danskin, Inc. and Danskin Now, Inc. (28)+**
2.10	Asset Purchase Agreement dated March 6, 2007 by and among the Company, Rocawear Licensing LLC, Arnold Bize, Shawn Carter and Naum Chernyavsky (29)+
2.11	Purchase and Sale Agreement, dated September 6, 2007, by and among the Company, Official Pillowtex LLC and the Sellers of interests in Official Pillowtex, LLC ("the Sellers") (32)+
2.12	Asset Purchase Agreement dated November 15, 2007 by and among the Company, Exeter Brands Group LLC and NIKE, Inc. (34)+
2.13	Asset Purchase Agreement by and among NexCen Brands, Inc., NexCen Fixed Asset Company, LLC, NexCen Brand Management, Inc., WV IP Holdings, LLC and the Company dated September 29, 2008 (39)+
2.14	Contribution and Sale Agreement dated October 26, 2009 by and among the Company, IP Holder LLC, now known as IP Holdings Unltd LLC, Seth Gerszberg, Suchman LLC, Yakira, L.L.C., Ecko.Complex, LLC, Zoo York LLC and Zoo York THC LLC. + (46)
2.15	Membership Interest Purchase Agreement dated as of March 9, 2010 by and between the Company and Purim LLC (50)+
2.16	Purchase Agreement dated as of April 26, 2010 by and among the Company, United Features Syndicate, Inc. and The E.W. Scripps Company (51)+
2.17	Asset Purchase Agreement dated April 26, 2011 by and among Hardy Way LLC, Nervous Tattoo, Inc. and Audigier Brand Management Group, LLC (53)+

Exhibit Numbers	Description
2.18	Asset Purchase Agreement dated October 26, 2011 by and between the Company and Sharper Image Acquisition LLC (58) +
2.19	Asset Purchase Agreement dated October 24, 2012 by and among Iconix Brand Group, Inc., Umbro IP Holdings LLC, Iconix Luxembourg Holdings SÀRL, Umbro International Limited, Nike Global Services Pte. Ltd. and NIKE, Inc (60) +
3.1	Certificate of Incorporation, as amended (8)
3.2	Restated and Amended By-Laws (9)
3.3	Restated and Amended By-Laws (61)
3.4	Restated and Amended By-Laws (62)
4.1	Rights Agreement dated January 26, 2000 between the Company and Continental Stock Transfer and Trust Company (10)
4.2	Fifth Amended and Restated Indenture dated of August 28, 2006 by and between IP Holdings LLC, as issuer, and Wilmington Trust Company as Trustee (7)
4.3	Indenture, dated June 20, 2007 between the Company and The Bank of New York (31)
4.4	Registration Rights Agreement, dated June 20, 2007, by and among the Company, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Lehman Brothers Inc. (31)
4.5	Indenture, dated May 23, 2011, between the Company and The Bank of New York Mellon Trust, N.A. (54)
4.6	Global Note (54)
4.7	Base Indenture dated November 29, 2012 (63)
4.8	Supplemental Indenture dated November 29, 2012 (63)
10.1	1997 Stock Option Plan of the Company (12)*
10.2	2000 Stock Option Plan of the Company (13)*
10.3	2001 Stock Option Plan of the Company (14)*
10.4	2002 Stock Option Plan of the Company (15)*
10.5	Non -Employee Director Stock Incentive Plan (16)*
10.6	401(K) Savings Plan of the Company (17)
10.7	Employment Agreement between Neil Cole and the Company dated January 28, 2008 (9)*
10.8	Membership Interest Purchase Agreement dated as of May 4, 2009 by and among the Company, Donald Edward Hardy and Francesca Passalacqua, trustees of the Hardy/Passalacqua Family Revocable Trust and Donald Edward Hardy. + (47)
10.9	2009 Equity Incentive Plan*(49)
10.15	Option Agreement of Neil Cole dated November 29, 1999 (17)*
10.16	The Company's 2006 Equity Incentive Plan and forms of options granted thereunder (37)*
10.17	Restricted Stock Agreement dated September 22, 2006 between the Company and Andrew Tarshis (24)*

Exhibit Numbers	Description
10.18	Restricted Stock Agreement dated September 22, 2006 between the Company and Deborah Sorell Stehr (24)*
10.19	Form of Restricted Stock Agreement for officers under the Company's 2006 Equity Incentive Plan (25)*
10.20	Form of Restricted Stock Agreement for Directors under the Company's 2006 Equity Incentive Plan (25)*
10.21	8% Senior Subordinated Note due 2012 of the Company payable to Sweet Sportswear, LLC (20)
10.22	Letter Agreement dated October 29, 2004 among UCC Funding Corporation, Content Holdings, Inc., the Company and Badgley Mischka Licensing LLC (1)
10.23	Form of Option Agreement under the Company's 1997 Stock Option Plan (18)*
10.24	Form of Option Agreement under the Company's 2000 Stock Option Plan (18)*
10.25	Form of Option Agreement under the Company's 2001 Stock Option Plan (18)*
10.26	Form of Option Agreement under the Company's 2002 Stock Option Plan (18)*
10.27	Agreement dated June 2, 2006 among the Company, UCC Consulting, Content Holdings, James Haran and Robert D'Loren (44)
10.28	Common Stock Purchase Warrant issued to UCC Consulting Corporation (45)
10.29	Purchase and Sale Agreement dated June 2, 2006 by and among the Company, Content Holdings, Robert D'Loren, Seth Burroughs and Catherine Twist (44)
10.30	Loan and Security Agreement dated as of October 31, 2006 among Mossimo Holdings LLC, Mossimo Management LLC, and Merrill Lynch Mortgage Capital Inc., as agent and lender (11)+
10.31	Guaranty dated as of October 31, 2006 by the Company in favor of Merrill Lynch Mortgage Capital Inc., as agent (11)
10.32	Registration Rights Agreement dated as of March 9, 2007 by and between the Company and Danskin, Inc. (28)
10.33	Registration Rights Agreement dated March 30, 2007 by and between the Company and Rocawear Licensing LLC (29)
10.34	Amended and Restated Credit Agreement dated as of May 2, 2007 by and among the Company, Lehman Brothers Inc. as Arranger, and Lehman Commercial Paper Inc., as Lender, as Syndication Agent and as Administrative Agent (30)+
10.35	Guarantee and Collateral Agreement made by the Company and certain of its subsidiaries in favor of Lehman Commercial Paper Inc., as Administrative Agent (30)+
10.36	Purchase Agreement, dated June 14, 2007, by and among the Company, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Lehman Brothers Inc. (31)
10.37	Letter Agreement Confirming OTC Convertible Note Hedge, dated June 19, 2007 among the Company, Merrill Lynch International and, solely in its capacity as agent thereunder, Merrill Lynch, Pierce, Fenner & Smith Incorporated (31)
10.38	Letter Agreement, Confirming OTC Convertible Note Hedge, dated June 19, 2007, among the Company, Lehman Brothers - OTC Derivatives Inc. and, solely in its capacity as agent thereunder, Lehman Brothers (31)

Exhibit Numbers	Description
10.39	Letter Agreement, Confirming OTC Warrant transaction, dated June 19, 2007, among the Company, Merrill Lynch International and, solely in its capacity as agent thereunder, Merrill Lynch, Pierce, Fenner & Smith Incorporated (31)
10.40	Letter Agreement, Confirming OTC Warrant Transaction, dated June 19, 2007, among the Company, Lehman Brothers OTC Derivatives Inc. and, solely in its capacity as agent thereunder, Lehman Brothers (31)
10.41	Escrow Agreement dated September 6, 2007 by and between the Company, Ben Kraner, on behalf of the Sellers, as each Seller's authorized attorney-in-fact, and U.S. Bank National Association, as escrow agent (32)
10.42	Note and Security Agreement dated November 7, 2007 made by Artful Holdings, LLC in favor of the Company (33)
10.43	Restricted Stock Grant Agreement dated February 19, 2008 between the Company and Neil Cole (42)*
10.44	Restricted Stock Performance Unit Agreement dated February 19, 2008 between the Company and Neil Cole (42)*
10.45	Lease dated as of November 12, 2007 with respect to the Company's Executive Offices (42)
10.46	Iconix Brand Group, Inc. Executive Incentive Bonus Plan (35)
10.47	Transition Services Agreement between the Company and David Conn (38)
10.48	Employment Agreement dated November 11, 2008 between the Company and Andrew Tarshis (40)*
10.49	Employment Agreement dated November 11, 2008 between the Company and Warren Clamen (40)*
10.50	Agreement dated May 2008 between the Company and Neil Cole.(36)*
10.51	Agreement dated December 24, 2008 between the Company and Neil Cole (41)*
10.52	Form of restricted stock agreement under the 2009 Equity Incentive Plan* (48)
10.53	Form of stock option agreement under the 2009 Equity Incentive Plan* (48)
10.54	Restricted Stock Performance Unit Agreement with Neil Cole dated September 23, 2009* (48)
10.55	Restricted Stock Agreement with Warren Clamen dated September 22, 2009* (48)
10.56	Restricted Stock Agreement with Andrew Tarshis dated September 22, 2009* (48)
10.57	Employment Agreement dated November 17, 2009 between the Company and Yehuda Shmidman * (52)
10.58	Employment Agreement dated February 26, 2009 between the Company and David Blumberg* (52)
10.59	Restricted Stock Agreement with David Blumberg dated September 22, 2009* (52)
10.60	Lease dated as of December 30, 1994, including amendments dated November 30, 1996, September 26, 2003, and December 23, 2004, with respect to the Company's office at 200 Madison Avenue (43)
10.61	Purchase Agreement, dated May 17, 2011, among Iconix Brand Group, Inc., Barclays Capital Inc. and Goldman, Sachs & Co. (54)

Exhibit Numbers	Description
10.62	Confirmation of OTC Convertible Note Hedge, dated May 17, 2011, between the Company Inc. and Barclays Capital Inc., acting as agent for Barclays Bank PLC (54)
10.63	Confirmation of OTC Convertible Note Hedge, dated May 17, 2011, between the Company and Goldman, Sachs & Co. (54)
10.64	Confirmation of OTC Warrant Transaction, dated May 17, 2011, between the Company and Barclays Capital Inc., acting as agent for Barclays Bank PLC (54)
10.65	Confirmation of OTC Warrant Transaction, dated May 17, 2011, between the Company and Goldman, Sachs & Co. (54)
10.66	Confirmation of Additional OTC Convertible Note Hedge, dated May 18, 2011, between the Company and Barclays Capital Inc., acting as agent for Barclays Bank PLC (54)
10.67	Confirmation of Additional OTC Convertible Note Hedge, dated May 18, 2011, between the Company and Goldman, Sachs & Co. (54)
10.68	Confirmation of Additional OTC Warrant Transaction, dated May 18, 2011, between the Company and Barclays Capital Inc., acting as agent for Barclays Bank PLC (54)
10.69	Confirmation of Additional OTC Warrant Transaction, dated May 18, 2011, between the Company and Goldman, Sachs & Co. (54)
10.70	Amendment to Employment Agreement between Neil Cole and the Company dated June 17, 2011 (55)*
10.71	Restricted Stock Agreement dated June 17, 2011 between the Company and Neil Cole (56)*
10.72	Restricted Stock Performance Unit Agreement dated June 17, 2011 between the Company and Neil Cole (56)*
10.73	Employment Agreement dated October 7, 2011 between the Company and Warren Clamen (57)*
10.74	Employment Agreement dated October 7, 2011 between the Company and Andrew Tarshis (57)*
10.75	Revolving Credit Agreement dated as of November 22, 2011 among the Company, as Borrower, and the several banks and other financial institutions or entities from time to time parties thereto, Barclays Capital, the investment banking division of Barclays Bank PLC, Goldman Sachs Bank USA and GE Capital Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners, Goldman Sachs Bank USA and GE Capital Markets, Inc., as Syndication Agents, Barclays Bank PLC, as Documentation Agent, and Barclays Bank PLC, as Administrative Agent (59)
10.76	Guarantee and Collateral Agreement dated as of November 22, 2011 made by the Company and certain of its Subsidiaries in favor of Barclays Bank PLC, as Administrative Agent (59)
10.77	Employment Agreement dated March 5, 2012 between the Company and David Blumberg (64)*
10.78	Class A-1 Note Purchase Agreement dated November 29, 2012 by and among Registrant, Co-Issuers, Certain Conduit Investors, Certain Financial Institutions, Certain Funding Agents, Barclays Bank PLC, as L/C Provider, Barclays Bank PLC as Swingline Lender and Barclays Bank PLC, as Administrative Agent (63)
10.79	Management Agreement dated November 29, 2012 by and among the Co-Issuers, Registrant and Citibank, N.A., as trustee (63)
10.80	Employment Agreement entered into February 15, 2013 to be effective February 1, 2013 between the Company and David Blumberg (65)*

Exhibit Numbers	Description
10.81	PSU Agreement dated February 15, 2013 between Iconix Brand Group, Inc. and David Blumberg. (65)*
10.82	Form of RSU Agreement pursuant to the Amended and Restated 2009 Plan (Executive)* ++
10.83	Form of RSU Agreement pursuant to the Amended and Restated 2009 Plan (Non-Executive)* ++
10.84	Form of RSU Agreement pursuant to the Amended and Restated 2009 Plan (Non-employee Director)* ++
21	Subsidiaries of the Company ++
23	Consent of BDO USA, LLP ++
31.1	Certification of Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 Of The Securities Exchange Act Of 1934, As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act Of 2002 ++
31.2	Certification of Principal Financial Officer Pursuant To Rule 13a-14 Or 15d-14 Of The Securities Exchange Act Of 1934, As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act of 2002 ++
32.1	Certification of Chief Executive Officer Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002 ++
32.2	Certification of Principal Financial Officer Pursuant To 18 U.S.C. Section 1350, As Adopted pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002 ++
99.1	Note Purchase Agreement by and among IP Holdings LLC, the Company and Mica Funding, LLC, dated April 11, 2006 (26)+
99.2	Note Purchase Agreement by and among IP Holdings LLC, the Company and Mica Funding, LLC, dated August 28, 2006 (7)+
99.3	Agreement for Creative Director Services dated as of October 31, 2006 by and among the Company, Mossimo, Inc. and Mossimo Giannulli (11)
101.INS	XBRL Instance Document ++
101.SCH	XBRL Schema Document ++
101.CAL	XBRL Calculation Linkbase Document ++
101.DEF	XBRL Definition Linkbase Document ++
101.LAB	XBRL Label Linkbase Document ++
101.PRE	XBRL Presentation Linkbase Document ++

(1) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 and incorporated by reference herein.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated July 22, 2005 and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated September 16, 2005 and incorporated by reference herein.

(4) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 31, 2006 (SEC accession No. 0000950117-06-001668) and incorporated by reference herein.

(5) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 31, 2006 (SEC accession No. 0000950117-06-001669) and incorporated by reference herein.

(6) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated by reference herein.

(7) Filed as an exhibit filed to the Company's Current Report on Form 8-K for the event dated August 28, 2006 and incorporated by reference herein.

(8) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.

(9) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated January 28, 2008 and incorporated by reference herein.

(10) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated January 26, 2000 and incorporated by reference herein.

(11) Filed as an exhibit to the Company's Current Report on form 8-K for the event dated October 31, 2006 (SEC accession no. 0001144204-06-045497) and incorporated by reference herein.

(12) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997 and incorporated by reference herein.

(13) Filed as Exhibit A to the Company's definitive Proxy Statement dated July 18, 2000 as filed on Schedule 14A and incorporated by reference herein.

(14) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended January 31, 2002 and incorporated by reference herein.

(15) Filed as Exhibit B to the Company's definitive proxy statement dated May 28, 2002 as filed on Schedule 14A and incorporated by reference herein.

(16) Filed as Appendix B to the Company's definitive Proxy Statement dated July 2, 2001 as filed on Schedule 14A and incorporated by reference herein.

(17) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended January 31, 2003 and incorporated by reference herein.

(18) Filed as an exhibit to the Company's Transition Report on Form 10-K for the transition period from February 1, 2004 to December 31, 2004 and incorporated by reference herein.

(19) Intentionally omitted.

(20) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002 and incorporated by reference herein.

(21) Intentionally omitted.

(22) Intentionally omitted.

(23) Intentionally omitted.

(24) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated September 22, 2006 and incorporated by reference herein.

(25) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated by reference herein.

(26) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated April 11, 2006 and incorporated by reference herein.

(27) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 31, 2006 (SEC accession no. 0001144204-06-0455507) and incorporated by reference herein.

(28) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 9, 2007 and incorporated by reference herein.

(29) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 30, 2007 and incorporated by reference herein.

(30) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated May 1, 2007 and incorporated by reference herein.

(31) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated June 14, 2007 and incorporated by reference herein.

(32) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 3, 2007 and incorporated by reference herein.

(33) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 7, 2007 and incorporated by reference herein.

(34) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated December 17, 2007 and incorporated by reference herein.

(35) Filed as Annex B to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2008 and incorporated by reference herein.

(36) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated by reference herein.

(37) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated July 31, 2008 and incorporated by reference herein.

(38) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated August 13, 2008 and incorporated by reference herein.

(39) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated September 29, 2008 and incorporated by reference herein.

(40) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 11, 2008 and incorporated by reference herein.

(41) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated December 24, 2008 and incorporated by reference herein.

(42) Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated by reference herein.

(43) Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2010 and incorporated by reference herein.

(44) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated June 2, 2006 and incorporated by reference herein.

(45) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated by reference herein.

(46) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 30, 2009 and incorporated herein by reference.

(47) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated May 4, 2009 and incorporated herein by reference.

(48) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and incorporated herein by reference.

(49) Filed as Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 29, 2009 and incorporated by reference herein.

(50) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 9, 2010 and incorporated by reference herein.

(51) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated April 26, 2010 and incorporated by reference herein.

(52) Filed as an exhibit to the Company's Report on Form 10-K for the year ended December 31, 2009 and incorporated by reference herein.

(53) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated April 26, 2011 and incorporated by reference herein.

(54) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated May 17, 2011 and incorporated by reference herein.

(55) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated June 17, 2011 and incorporated by reference herein.

(56) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and incorporated herein by reference.

(57) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 7, 2011 and incorporated by reference herein.

(58) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 26, 2011 and incorporated by reference herein.

(59) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 22, 2011 and incorporated by reference herein.

(60) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 30, 2012 and incorporated by reference herein.

(61) Filed as an exhibit to the Company's Current Report on Form 8-K filed on February 22, 2012 and incorporated by reference herein.

(62) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated August 6, 2012 and incorporated by reference herein.

(63) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 29, 2012 and incorporated by reference herein.

(64) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 5, 2012 and incorporated by reference herein.

(65) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated February 15, 2013 and incorporated by reference herein.

* Denotes management compensation plan or arrangement

\+ Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Iconix Brand Group, Inc. hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

** Portions of this document have been omitted and were filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which was granted under Rule 24b-2 of the Securities Exchange Act of 1934.

++ Filed herewith.

Annual Report on Form 10-K

Item 8, 15(a)(1) and (2), (c) and (d)

List of Financial Statements and Financial Statement Schedule

Year ended December 31, 2012

Iconix Brand Group, Inc. and Subsidiaries

Form 10-K

Index to Consolidated Financial Statements and Financial Statement Schedule

The following consolidated financial statements of Iconix Brand Group Inc. and subsidiaries are included in Item 15:

The following consolidated financial statement schedule of Iconix Brand Group, Inc. and subsidiaries is included in Item 15(d):

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Iconix Brand Group, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Iconix Brand Group, Inc. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iconix Brand Group, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Iconix Brand Group, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

February 28, 2013
New York, New York

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except par value)

	December 31, 2012	December 31, 2011
Assets		
Current Assets:		
Cash (including restricted cash of $16,362 in 2012 and $14,071 in 2011)	$ 255,034	$ 181,788
Accounts receivable	85,249	79,669
Deferred income tax assets	3,497	2,114
Other assets - current	22,571	20,934
Total Current Assets	366,351	284,505
Property and equipment:		
Furniture, fixtures and equipment	19,734	18,136
Less: Accumulated depreciation	(9,644)	(6,860)
	10,090	11,276
Other Assets:		
Restricted cash	—	7,220
Other assets	24,082	34,186
Trademarks and other intangibles, net	1,769,508	1,550,996
Deferred financing costs, net	21,250	3,573
Investments and joint ventures	64,770	46,278
Goodwill	225,687	223,269
	2,105,297	1,865,522
Total Assets	$2,481,738	$2,161,303
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 33,405	$ 22,940
Deferred revenue	9,055	11,801
Current portion of long-term debt	52,000	322,423
Other liabilities - current	6,150	5,619
Total current liabilities	100,610	362,783
Deferred income tax liability	206,912	174,238
Long-term debt, less current maturities	859,718	310,966
Deferred revenue	4,898	5,897
Other liabilities	9,760	13,843
Total Liabilities	1,181,898	867,727
Commitments and contingencies		
Stockholders' Equity		
Common stock, $.001 par value shares authorized 150,000; shares issued 76,549 and 75,827, respectively	77	76
Additional paid-in capital	815,935	802,193
Retained earnings	529,829	420,421
Accumulated other comprehensive loss	—	(483)
Less: Treasury stock - 9,941 and 2,708 shares at cost, respectively	(159,690)	(33,154)
Total Iconix Brand Group, Inc. Stockholders' Equity	1,186,151	1,189,053
Non-controlling interest	113,689	104,523
Total Stockholders' Equity	1,299,840	1,293,576
Total Liabilities and Stockholders' Equity	$2,481,738	$2,161,303

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Income Statements
(in thousands, except earnings per share data)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Licensing and other revenue	$353,818	$369,845	$332,559
Selling, general and administrative expenses	138,368	140,985	138,532
Expenses (benefit) related to specific litigation, net	—	94	(15,688)
Operating income	215,450	228,766	209,715
Other expenses (income):			
Interest expense	46,576	50,754	43,155
Interest and other income	(2,711)	(24,162)	(3,837)
Equity earnings on joint ventures	(10,887)	(10,353)	(5,492)
Loss on marketable securities	—	—	13,000
Other expenses - net	32,978	16,239	46,826
Income before income taxes	182,472	212,527	162,889
Provision for income taxes	58,963	71,286	52,409
Net income	$123,509	$141,241	$110,480
Less: Net income attributable to non-controlling interest	$ 14,101	$ 15,136	$ 11,633
Net income attributable to Iconix Brand Group, Inc.	$109,408	$126,105	$ 98,847
Earnings per share:			
Basic	$ 1.57	$ 1.72	$ 1.37
Diluted	$ 1.52	$ 1.67	$ 1.32
Weighted average number of common shares outstanding:			
Basic	69,689	73,111	72,151
Diluted	71,957	75,495	74,713

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$123,509	$141,241	$110,480
Other comprehensive (loss) income:			
Change in fair value of cash flow hedge	483	(483)	—
Reclassification to earnings of loss on marketable securities	—	—	4,032
Total other comprehensive (loss) income	483	(483)	4,032
Comprehensive income	$123,992	$140,758	$114,512
Less: comprehensive income attributable to non-controlling interest	14,101	15,136	11,633
Comprehensive income attributable to Iconix Brand Group, Inc.	$109,891	$125,622	$102,879

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-Controlling Interest	Total
	Shares	Amount						
Balance at January 1, 2010	73,193	$ 73	$725,504	$195,469	$(4,032)	$ (7,861)	$ 60,619	$ 969,772
Shares issued on exercise of stock options	499	—	2,083	—	—	—	—	2,083
Shares issued on vesting of restricted stock	75	—	—	—	—	—	—	—
Shares issued/accrued for earn-out on acquisition	597	1	12,471	—	—	—	—	12,472
Tax benefit of stock option exercises	—	—	1,301	—	—		—	1,301
Compensation expense in connection with restricted stock and stock options	—	—	11,444	—	—	—	—	11,444
Shares repurchased on vesting of restricted stock and exercise of stock options	—	—	—	—	—	(2,970)	—	(2,970)
Comprehensive income	—	—	—	98,847	4,032	—	11,633	114,512
Distribution to Joint Ventures	—	—	—	—	—	—	(3,078)	(3,078)
Non-controlling interest of acquired companies	—	—	—	—	—	—	33,378	33,378
Balance at January 1, 2011	74,364	$ 74	$752,803	$294,316	$ —	$ (10,831)	$102,552	$1,138,914
Shares issued on exercise of stock options and warrants	968	1	3,311	—	—	—	—	3,312
Shares issued on vesting of restricted stock	351	1	—	—	—	—	—	1
Shares issued for earn-out on acquisition	144	—	2,776	—	—	—	—	2,776
Tax benefit of stock option exercises	—	—	4,940	—	—	—	—	4,940
Compensation expense in connection with restricted stock and stock options	—	—	11,742	—	—	—	—	11,742
Shares repurchased on the open market	—	—	—	—	—	(19,138)	—	(19,138)
Cost of shares repurchased on vesting of restricted stock and exercise of stock options	—	—	—	—	—	(3,185)	—	(3,185)
Equity portion of convertible notes	—	—	35,996	—	—	—	—	35,996
Net cost of hedge on convertible notes	—	—	(9,375)	—	—	—	—	(9,375)
Comprehensive income	—	—	—	126,105	(483)	—	15,136	140,758
Distributions to joint ventures	—	—	—	—	—	—	(11,895)	(11,895)
Distribution of capital proceeds							(18,000)	(18,000)
Non-controlling interest of acquired companies	—	—	—	—	—	—	16,730	16,730
Balance at January 1, 2012	75,827	$ 76	$802,193	$420,421	$ (483)	$ (33,154)	$104,523	$1,293,576
Shares issued on exercise of stock options and warrants	267	1	756	—	—	—	—	757
Shares issued on vesting of restricted stock	311	—	—	—	—	—	—	—
Shares issued for earn-out on acquisition	144	—	—	—	—	—	—	—
Tax benefit of stock option exercises	—	—	1,495	—	—	—	—	1,495
Compensation expense in connection with restricted stock and stock options	—	—	11,491	—	—	—	—	11,491
Shares repurchased on the open market	—	—	—	—	—	(125,341)	—	(125,341)
Cost of shares repurchased on vesting of restricted stock and exercise of stock options	—	—	—	—	—	(1,195)	—	(1,195)
Comprehensive income	—	—	—	109,408	483	—	14,101	123,992
Distributions to joint ventures	—	—	—	—	—	—	(9,039)	(9,039)
Non-controlling interest of acquired companies	—	—	—	—	—	—	4,104	4,104
Balance at December 31, 2012	76,549	$ 77	$815,935	$529,829	$ —	$(159,690)	$113,689	$1,299,840

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flows from operating activities:			
Net income	$ 123,509	$ 141,241	$ 110,480
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment	2,784	2,450	1,800
Amortization of trademarks and other intangibles	5,528	6,988	8,307
Amortization of deferred financing costs	3,263	4,309	2,276
Amortization of convertible note discount	20,099	23,057	15,021
Stock-based compensation expense	11,491	11,742	11,444
Loss on marketable securities	—	—	13,000
Non-cash gain on re-measurement of equity investment	—	(21,465)	—
Realization of cash flow hedge	—	—	87
Allowance for doubtful accounts	5,362	1,948	2,253
Earnings on equity investments in joint ventures	(10,887)	(10,353)	(5,492)
Deferred income tax provision	24,385	27,737	13,448
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	(10,942)	(17,252)	3,638
Other assets - current	5,891	16,868	(16,002)
Other assets	11,889	12,298	(14,872)
Deferred revenue	(3,745)	(10,168)	(13,515)
Accounts payable and accrued expenses	13,542	(11,791)	33,850
Net cash provided by operating activities	202,169	177,609	165,723
Cash flows used in investing activities:			
Purchases of property and equipment	(1,595)	(3,242)	(3,190)
Acquisition of Umbro	(225,000)	—	—
Acquisition of interest in Modern Amusement	(5,000)	—	—
Acquisition of interest in Peanuts Worldwide	—	—	(172,054)
Acquisition of interest in MG Icon	—	—	(4,000)
Acquisition of Sharper Image	—	(65,600)	—
Acquisition of interest in Hardy Way	—	(62,000)	—
Payment of accrued expenses related to acquisitions	—	—	(1,177)
Acquisition of Zoo York - net	—	(18,000)	—
Net distributions (to) from equity partners	(6,774)	(8,116)	2,154
Additional investments in joint ventures	(6,870)	—	—
Earn-out payment on acquisition	(3,771)	—	(799)
Proceeds from sale of trademarks	4,490	—	—
Additions to trademarks	(633)	(568)	(88)
Net cash used in investing activities	(245,153)	(157,526)	(179,154)
Cash flows provided (used in) by financing activities:			
Proceeds from exercise of stock options and warrants	757	3,312	2,083
Payment of long-term debt	(491,765)	(211,784)	(81,418)
Proceeds from long-term debt	750,000	292,500	—
Proceeds from sale of warrants	—	28,800	—
Payment for purchase of convertible note hedge	—	(58,740)	—
Acquisition of interest in MG Icon	(4,000)	(4,000)	—
Deferred financing costs	(20,941)	(3,381)	—
Excess tax benefit from share-based payment arrangements	1,495	4,940	1,301
Shares repurchased on vesting of restricted stock and exercise of stock options	(1,195)	(3,185)	(2,970)
Non-controlling interest contribution		1,800	14,826
Shares repurchased on open market	(125,341)	(19,138)	—
Restricted cash - current	(2,291)	(10,771)	2,863
Restricted cash - non-current	7,220	8,646	—
Net cash provided by (used in) financing activities	113,939	28,999	(63,315)
Net increase (decrease) in cash and cash equivalents	70,955	49,082	(76,746)
Cash and cash equivalents, beginning of year	167,717	118,635	195,381
Cash and cash equivalents, end of year	$ 238,672	167,717	118,635
Balance of restricted cash - current	16,362	14,071	3,300
Total cash and cash equivalents including current restricted cash, end of year	$ 255,034	$ 181,788	121,935

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (in thousands)—(Continued)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Supplemental disclosure of cash flow information:			
Cash paid during the year:			
Income taxes	$14,847	$40,194	$25,785
Interest	$16,043	$22,969	$22,554
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions:			
Common stock issued	$ 2,221	$ 3,210	$ 9,689
MG Icon note payable	$ —	$ —	$16,000

See accompanying notes to consolidated financial statements.

The Company

Iconix Brand Group, Inc. (the "Company") is in the business of licensing and marketing intellectual property. The Company, through its wholly-owned subsidiaries, currently owns the following brands: Candie's®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage®, Mudd®, London Fog®, Mossimo®, Ocean Pacific/OP®, Danskin®, Rocawear®, Cannon®, Royal Velvet®, Fieldcrest®, Charisma®, Starter®, Waverly®, Zoo York®, Sharper Image® and Umbro®, which it licenses to third parties for use in connection with a variety of apparel, fashion accessories, footwear, beauty and fragrance, and home products and decor. In addition, Scion LLC ("Scion"), a joint venture in which the Company has a 50% investment, owns the Artful Dodger® brand and owns a 50% interest in the Billionaire Boys Club®/BBC® and Ice Cream® brands; Hardy Way LLC ("Hardy Way"), a joint venture in which the Company has an 85% investment, owns the Ed Hardy® brands; IP Holdings Unltd LLC ("IPH Unltd"), a joint venture in which the Company has a 51% investment, owns the Ecko® brands; MG Icon LLC ("MG Icon"), a joint venture in which the Company has a 50% investment, owns the Material Girl® and Truth or Dare® brands; Peanuts Holdings LLC ("Peanuts Holdings"), a joint venture in which the Company has an 80% investment, owns, through its wholly-owned subsidiary Peanuts Worldwide LLC ("Peanuts Worldwide"), the Peanuts® brands; and Icon Modern Amusement, a joint venture in which the Company has a 51% investment, owns the Modern Amusement® brand. The Company's brands are sold across a variety of distribution channels through direct-to-retail and wholesale licenses, from the mass tier to the luxury market and, in the case of our Peanuts brand, through various media outlets, including television, movies, web-based and mobile content. The Company supports its brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provides its licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

The Company's business strategy, as a licensing and marketing company, is to maximize the value of its intellectual property by entering into strategic licenses with licensees who have been selected based upon the Company's belief that they will be able to produce and sell quality products in the categories of their specific expertise. This licensing strategy is designed to permit the Company to operate its licensing business with minimal working capital, no inventory, production or distribution costs or risks, and utilizing a group of core employees. Further, the Company also seeks to monetize its trademarks internationally through licenses, partnerships, and other arrangements, such as joint ventures.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and, in accordance with U.S. GAAP and accounting for variable interest entities and majority owned subsidiaries, the Company consolidates five joint ventures (Scion, IPH Unltd, Peanuts Holdings, Hardy Way, and Icon Modern Amusement; see Note 3 for explanation). All significant intercompany transactions and balances have been eliminated in consolidation. The Company uses the equity method of accounting to account for those investments and joint ventures which are not required to be consolidated under U.S. GAAP.

Business Combinations, Joint Ventures and Investments

The purchase method of accounting requires that the total purchase price of an acquisition be allocated to the assets acquired and liabilities assumed based on their fair values on the date of the business acquisition. The results of operations from the acquired businesses are included in the accompanying consolidated statements of income from the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Since January 1, 2010 the Company has acquired ownership interest in various brands through its investments in joint ventures. The chart below illustrates the Company's ownership interest in these brands as of December 31, 2012:

Date Acquired/Invested	Brand	Investment / Joint Venture	Iconix's Investment
May 2009 and April 2011	Ed Hardy	Hardy Way	85%
October 2009	Ecko[1]	IPH Unltd	51%
March 2010	Material Girl and Truth or Dare	MG Icon	50%
June 2010	Peanuts	Peanuts Holdings	80%
December 2012	Modern Amusement	Icon Modern Amusement	51%

(1) The Zoo York brand was owned by IPH Unltd at the time of the Company's October 2009 investment in the joint venture. In July 2011, the Company, through its wholly owned subsidiary ZY Holdings LLC ("ZY Holdings"), acquired 100% of the Zoo York brand from its IPH Unltd joint venture, thereby effectively increasing its ownership interest in the brand from 51% to 100%. See Note 3 for further details of this transaction.

Further, since January 1, 2010 the Company established the following joint ventures to develop and market the Company's brands in specific international markets:

Date Created	Investment / Joint Venture	Iconix's Investment
December 2011	OP Japan	55%[1]
May 2012	Iconix India	50%

(1) In December 2012, the Company sold its remaining 55% interest in OP Japan to its OP Japan joint venture partner, Itochu Corporation ("Itochu").

For further information on the Company's accounting for joint ventures and investments, see Note 3.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Cash

Cash consists of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and accounts receivable. The Company places its cash in investment-grade, short-term instruments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectability of all accounts receivable.

For the year ended December 31, 2012 ("FY 2012"), one licensee accounted for 17% of the Company's revenue, as compared to two licensees which accounted for 17% and 10%, respectively, of the Company's revenue for the year ended December 31, 2011 ("FY 2011"), and two licensees which accounted for 21% and 12%, respectively, of the Company's revenue for the year ended December 31, 2010 ("FY 2010").

Accounts Receivable

Accounts receivable are reported at amounts the Company expects to be collected, net of allowance for doubtful accounts, based on the Company's ongoing discussions with its licensees, and its evaluation of each licensee's payment history and account aging. As of December 31, 2012 and 2011, the Company's allowance for doubtful accounts was $12.0 million and $6.6 million, respectively.

As of December 31, 2012, no licensee accounted for 10% or more of the Company's accounts receivable (which includes long-term accounts receivables included in other assets on the Company's consolidated balance sheets), compared to one licensee which accounted for 11% Company's accounts receivable as of December 31, 2011.

Derivatives

The Company's objective for holding any derivative financial instruments is to manage interest rate risks. The Company does not use financial instruments for trading or other speculative purposes. However, from time to time the Company uses derivative financial instruments to hedge the variability of anticipated cash flows of a forecasted transaction (a "cash flow hedge"). The Company's strategy related to derivative financial instruments has been to use foreign currency forward contracts to hedge a portion of anticipated future short-term license revenues to offset the effects of changes in foreign currency exchange rates (primarily between the U.S. dollar and the Japanese Yen).

The Company's foreign currency forward contracts are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item. On the date the qualifying derivative contract is entered into, the Company designates the derivative as a cash flow hedge. Changes in derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to either interest expense or interest and other income. Any ineffective portion of a hedging derivative's changes in fair value will be immediately recognized in either interest expense or interest and other income. The fair values of the derivatives, which are based on quoted market prices, are reported as other assets or other liabilities, as appropriate.

Restricted Stock

Compensation cost for restricted stock is measured using the quoted market price of the Company's common stock at the date the common stock is granted. The compensation cost is recognized over the period between the issue date and the date that any restrictions lapse. Restricted stock is included in total common shares outstanding upon the lapse of any restrictions.

Stock Options

Compensation cost for stock options, in accordance with accounting for share-based payment under U.S. GAAP, is calculated using the Black-Scholes valuation model based on awards ultimately expected to vest, reduced for estimated forfeitures, and expensed on a straight-line basis over the requisite service period of the grant. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. The Company will use alternative models if grants have characteristics that cannot be reasonably estimated using this model.

Treasury Stock

Treasury stock is recorded at acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Deferred Financing Costs

The Company incurred costs (primarily professional fees and placement agent fees) in connection with borrowings under senior secured notes and a convertible bond offering. These costs have been deferred and are being amortized using the interest method over the life of the related debt.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined by the straight line method over the estimated useful lives of the respective assets ranging from three to seven years. Leasehold improvements are amortized by the straight-line method over the initial term of the related lease or estimated useful life, whichever is less.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Landlord allowances are amortized by the straight-line method over the term of the lease as a reduction of rent expense.

Long-Lived Assets

If circumstances mandate, the Company evaluates the recoverability of its long-lived assets, other than goodwill and other indefinite life intangibles (discussed below), by comparing estimated future undiscounted cash flows with the assets' carrying value to determine whether a write-down to market value, based on discounted cash flow, is necessary.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. The Company tests, at least annually, goodwill and indefinite life trademarks for impairment through the use of discounted cash flow models. Other intangibles with determinable lives, including certain trademarks, license agreements and non-compete agreements, are evaluated for the possibility of impairment, and are otherwise amortized on a straight-line basis over the estimated useful lives of the assets (currently ranging from 1 to 15 years).

The changes in the carrying amount of goodwill for FY 2012 and FY 2011 are as follows:

	FY 2012	FY 2011
	(in 000's)	
Beginning balance	$223,269	$192,780
Acquisitions	2,300	27,062
Net adjustments to purchase price of prior period acquisitions	118	3,427
Ending balance	$225,687	$223,269

On November 30, 2012, the Company completed the acquisition of the Umbro brand and related assets. See Note 3 for details of this transaction. In allocating the purchase price of this acquisition, $2.3 million was allocated to goodwill, which is deductible for income tax purposes.

On April 26, 2011, Hardy Way acquired substantially all of the licensing rights to the Ed Hardy brands and trademarks from its licensee. Immediately prior to the closing of this transaction, the Company contributed $62.0 million to Hardy Way, thereby increasing the Company's ownership interests in Hardy Way from 50% to 85% of the outstanding membership interests. See Note 3 for details on this transaction. In allocating the fair value of the purchase price of this investment, approximately $18.8 million was allocated to goodwill, which is deductible for income tax purposes.

On October 26, 2011, the Company completed the acquisition of the Sharper Image brand and related assets. See Note 3 for details of this transaction. In allocating the purchase price of this acquisition, approximately $8.2 million was allocated to goodwill, which is deductible for income tax purposes.

During FY 2011, in accordance with the terms of the Rocawear acquisition agreement, the Company recorded contingent consideration of approximately $3.4 million, which was earned by the former owners of the Rocawear brand as a result of the brand achieving specific performance thresholds.

The Company operates as a single integrated business, and as such has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. The fair value of the reporting unit is determined using discounted cash flow analysis and estimates of sales proceeds with consideration of market participant data. The annual evaluation of goodwill is performed on October 1, the beginning of the Company's fourth fiscal quarter.

Revenue Recognition

The Company has entered into various trademark license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee's sales. Revenue is not recognized unless collectability is reasonably assured.

Taxes on Income

The Company uses the asset and liability approach of accounting for income taxes and provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial statement and income tax purposes. Valuation allowances are recorded when uncertainty regarding their realizability exists.

Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options, warrants and restricted stock. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options, warrants, convertible debt and restricted stock outstanding were exercised into common stock.

Advertising Campaign Costs

All costs associated with production for the Company's national advertising campaigns are expensed during the periods when the activities take place. All other advertising costs such as print and online media are expensed when the advertisement occurs. Advertising expenses for FY 2012, FY 2011 and FY 2010 amounted to $21.4 million, $23.5 million, and $30.9 million, respectively.

Comprehensive Income

Comprehensive income includes certain gains and losses that, under U.S. GAAP, are excluded from net income as such amounts are recorded directly as an adjustment to stockholders' equity. The Company's comprehensive income is primarily comprised of net income and the change in fair value of its marketable securities and cash flow hedge.

New Accounting Standards

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill by allowing an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The amendments in this Update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 will not have a material impact on our results of operations or our financial position.

In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements." ASU 2012-04 contains amendments to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments are intended to make the ASC easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. The amendments that do not have transition guidance were effective upon issuance. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 will not have a material impact on our results of operations or our financial position.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012.

Presentation of Prior Year Data

Certain reclassifications have been made to conform prior year data to the current presentation.

2. Trademarks and Other Intangibles, net

Trademarks and other intangibles, net consist of the following:

	Estimated Lives in Years	December 31, 2012 Gross Carrying Amount	December 31, 2012 Accumulated Amortization	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization
		(000's omitted)			
Indefinite life trademarks and copyrights	Indefinite	$1,750,201	$ —	$1,528,362	$ —
Definite life trademarks	10-15	19,603	8,077	19,603	6,623
Non-compete agreements	2-15	10,475	10,475	10,475	10,325
Licensing agreements	1-9	20,636	12,855	32,428	22,924
Domain names	5	—	—	570	570
		$1,800,915	$31,407	$1,591,438	$40,442

In November 2012, the Company completed the acquisition of Umbro, including trademarks and other related assets. As a result of this transaction, the Company increased its indefinite life trademarks by $220.5 million and its licensing agreements by $2.2 million. In December 2012 the Company completed the acquisition of Modern Amusement which increased its indefinite life trademarks by $9.8 million. See Note 3 for further explanation of these transactions.

In April 2011, the Company completed a transaction in which Hardy Way acquired substantially all of the licensing rights to the Ed Hardy brands and trademarks from its licensee. Also, as part of this transaction, the Company increased its ownership interest in Hardy Way from a 50% non-controlling interest to an 85% controlling interest. In accordance with ASC Topic 810, as of April 2011 the assets and liabilities and results of operations of Hardy Way have been consolidated with the Company. As a result of this transaction, the Company increased its indefinite life trademarks by $96.5 million and its licensing agreements by $1.0 million. In October 2011, the Company completed the acquisition of the Sharper Image assets including trademark and other intellectual property rights. As a result of this transaction, the Company increased its indefinite life trademarks by $57.5 million and its license agreements by $1.3 million. See Note 3 for further explanation of the Hardy Way and Sharper Image transactions.

Amortization expense for intangible assets for FY 2012, FY 2011 and FY 2010 was $5.5 million, $7.0 million and $8.3 million, respectively. The trademarks of Candie's, Bongo, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific, Danskin, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter, Waverly, Ecko, Zoo York, Peanuts, Ed Hardy, Sharper Image and Umbro have been determined to have an indefinite useful life and accordingly, consistent with ASC Topic 350, no amortization has been recorded in the Company's consolidated income statements. Instead, each of these intangible assets are tested for impairment at least annually on an individual basis as separate single units of accounting, with any related impairment charge recorded to the statement of operations at the time of determining such impairment. Consistent with ASC Topic 350, there was no impairment of the indefinite-lived trademarks during FY 2012, FY 2011 or FY 2010. Further, as it relates to the Company's definite-lived trademarks, and consistent with ASC Topic 360, there was no impairment of the definite-lived trademarks during FY 2012, FY 2011 or FY 2010.

3. Acquisitions, Investments and Joint Ventures

Umbro

On November 30, 2012, the Company completed its acquisition from NIKE, Inc., an Oregon corporation ("Parent") through its direct and indirect wholly-owned subsidiaries, Umbro International Limited, a company incorporated in England ("Seller") and Nike Global Services Pte. Ltd. a company incorporated in Singapore (the "International Subsidiary"), of all of Parent's, Seller's and International Subsidiary's intellectual property rights and licenses and certain other related assets relating principally or exclusively to the Umbro brand name pursuant to an asset purchase agreement entered into on October 24, 2012 among the Company, Umbro IP Holdings LLC ("US Buyer"), Iconix Luxembourg Holdings SÀRL, a Société à responsabilité limitée registered in The Grand Duchy of Luxembourg ("Global Buyer"), Seller, International Subsidiary and Parent.

In accordance with the terms of the Purchase Agreement, at the closing, the Company paid the Seller $225 million in cash, of which approximately $6.8 million was released from an escrow account entered into at the time the asset purchase agreement was signed.

The cash paid to the Sellers and the estimated fair value of the assets acquired less liabilities assumed, is allocated as follows:

	(000's omitted)
Cash paid to sellers by Iconix Brand Group, Inc.	$225,000
Trademarks	$220,500
License agreements	2,200
Goodwill	2,300
	$225,000

Acquisition costs related to this transaction were approximately $0.5 million and are reflected in the Company's consolidated income statement for FY 2012. Unaudited pro forma financial information is not required as the acquisition is not material.

Iconix India

In May 2012, the Company contributed substantially all rights to its wholly-owned and controlled brands in India to Imaginative Brand Developers Private Limited, now known as Iconix Lifestyle India Private Limited ("Iconix India"), a then newly formed subsidiary of the Company. Shortly thereafter, Reliance Brands Limited ("Reliance"), an affiliate of the Reliance Group, purchased a 50% interest in Iconix India for $6.0 million. Reliance paid $2.0 million upon the closing of the transaction and committed to pay an additional $4.0 million over the 48-month period following closing. As a result of this transaction, the Company recorded a gain of $5.6 million, which is included in licensing and other revenue in FY 2012. As of December 31, 2012, of the $4.0 million remaining due to the Company from Reliance, $1.0 million is included in other assets – current and $3.0 million is included in other assets on the consolidated balance sheet. Additionally, pursuant to the terms of the transaction, the Company and Reliance each agreed to contribute 100 million rupees (approximately $2.0 million) to Iconix India as working capital, of which 25 million rupees (approximately $0.5 million) was contributed at closing with the balance to be contributed based on the capital requirements of Iconix India as agreed upon by the Company and Reliance.

At inception, the Company determined, in accordance with ASC 810, based on the corporate structure, voting rights and contributions of the Company and Reliance, that Iconix India is not a variable interest entity and not subject to consolidation. The Company has recorded its investment under the equity method of accounting.

Modern Amusement

On December 27, 2012, the Company entered into an interest purchase and management agreement with Dirty Bird Productions, Inc., a California corporation, in which the Company effectively purchased a 51% interest in the Modern Amusement trademarks and related assets for $5.0 million, which was funded entirely from cash on the balance sheet. To acquire its 51% interest in the trademark, the Company formed a new joint venture company, Icon Modern Amusement LLC ("Icon MA"), a Delaware limited liability company.

ASC Topic 810 affirms that consolidation is appropriate when one entity has a controlling financial interest in another entity. The Company owns a 51% membership interest in Icon MA compared to the minority owner's 49% membership interest. Further, the Company believes that the voting and veto rights of the minority shareholder are merely protective in nature and do not provide them with substantive participating rights in Icon MA. As such, Icon MA is subject to consolidation with the Company, which is reflected in the consolidated financial statements.

Sharper Image

On October 26, 2011, the Company entered into an asset purchase agreement with Sharper Image Acquisition LLC, a Delaware limited liability company ("Seller"), pursuant to which the Company purchased from Seller substantially all of its assets, including the "Sharper Image" trademark and other intellectual property rights related to the Sharper Image brand. The Company paid approximately $65.6 million to the Seller.

OP Japan

In November 2011, the Company contributed substantially all rights to the OP brand in Japan, Singapore, Malaysia, Indonesia and certain neighboring countries (the "OP Japan Territory") to OP Japan Holdings Limited ("OP Japan"), a then newly formed subsidiary of the Company. Immediately following the formation of OP Japan, Itochu purchased a 45% interest in OP Japan with an option to obtain the remaining 55% at fair value. In December 2012, Itochu exercised the option and purchased the remaining 55% interest in OP Japan from the Company. In consideration for its interest in OP Japan, Itochu paid approximately $7.4 million in FY 2011 and $8.7 million in 2013 to the Company. As a result of this transaction, the Company recorded a net gain of approximately $6.5 million in FY 2012 and $5.6 million in FY 2011, representing the difference of the $16.1 million received from Itochu and the cost basis of $4.0 million for the OP trademarks in the OP Japan Territory, which is included in licensing and other revenue in the Company's consolidated income statement in FY 2012 and FY 2011. In conjunction with this transaction, Itochu entered into a master license agreement with OP Japan for the exclusive rights to certain licenses whereby Itochu agrees to pay OP Japan guaranteed royalties of $2.0 million per year for a five year term.

Scion

Scion is a brand management and licensing company formed by the Company with Shawn "Jay-Z" Carter in March 2007 to buy, create and develop brands across a spectrum of consumer product categories. On November 7, 2007, Scion, through its wholly-owned subsidiary Artful Holdings LLC, purchased Artful Dodger, an urban apparel brand for a purchase price of $15.0 million.

At inception, the Company determined that it would consolidate Scion since, under ASC Topic 810, it is the primary beneficiary of the variable interest entity.

In March 2009, the Company, through its investment in Scion, effectively acquired a 16.6% interest in one of its licensees, Roc Apparel Group LLC ("RAG") for $1. The Company has determined that this entity is a variable interest entity as defined by ASC Topic 810, however, the Company is not the primary beneficiary of this entity. The investment in this entity is accounted for under the cost method of accounting. As part of the transaction, the Company and its Scion partner each contributed approximately $2.1 million to Scion, totaling approximately $4.1 million, which was deposited as cash collateral under the terms of RAG's financing agreements. In June 2010, approximately $3.3 million of the collateral was released to Scion and distributed to the Scion members equally; as of December 31, 2011 the remaining $0.8 million was included in short-term restricted cash on the Company's consolidated balance sheet. In January 2012, the Company and its Scion partner each contributed $1.1 million, totaling $2.2 million, to Scion, which was deposited as additional cash collateral under the new terms of RAG's financing agreements. The aggregate $3.0 million of cash collateral, which is owned by Scion, is included as short-term restricted cash in the Company's consolidated balance sheet as of December 31, 2012.

During FY 2010 the Company received and recognized $0.8 million in dividends; no such dividends were received or recognized in FY 2012 or FY 2011.

In May 2012, Scion, through a newly formed subsidiary, Scion BBC LLC, purchased a 50% interest in BBC Ice Cream, LLC, owner of the Billionaire Boys Club and Ice Cream brands for approximately $3.5 million. The purchase price for the transaction was funded by the Company through a cash contribution to Scion. In addition, pursuant to the terms of an amendment to the Scion operating agreement, signed in March 2012, the Company has agreed to commit an additional $6.5 million to Scion to fund investments and acquisitions mutually agreed upon by the Company and its Scion partner, Jay-Z.

In accordance with ASC Topic 810, the Company recognizes the non-controlling interest of Scion as equity in the consolidated financial statements and separate from the parent's equity.

As of December 31, 2012 and December 31, 2011, the carrying value of the consolidated assets that are collateral for the variable interest entity's obligations total $10.6 million and $11.6 million, respectively, which is comprised of the Artful Dodger trademark.

Iconix China

In September 2008, the Company and Novel Fashions Holdings Limited ("Novel") formed a joint venture ("Iconix China") to develop and market the Company's brands in the People's Republic of China, Hong Kong, Macau and Taiwan (the "China Territory"). Pursuant to the terms of this transaction, the Company contributed to Iconix China substantially all rights to its brands in the China Territory and committed to contribute $5.0 million, and Novel committed to contribute $20 million to Iconix China. Upon closing of the transaction, the Company contributed $2.0 million and Novel contributed $8.0 million. In September 2009, the parties amended the terms of the transaction to eliminate the obligation of the Company to make any additional contributions and to reduce Novel's remaining contribution commitment to $9.0 million, $4.0 million of which was contributed in July 2010, $3.0 million of which was contributed in May 2011, and $2.0 million of which was contributed in June 2012.

In December 2012, China Outfitters Holdings Limited ("China Outfitters"), a Hong Kong company and joint venture partner with Iconix China for the London Fog brand, purchased the Artful Dodger and Zoo York brands for the China Territory from Iconix China. As a result of this transaction, Iconix China recorded a net gain of approximately $7.4 million, representing the difference of the $8.0 million received from China Outfitters and the cost basis of $0.6 million for the Artful Dodger and Zoo York trademarks in the China Territory. The Company's 50% share of the net gain of $7.4 million recognized by Iconix China in this transaction, amounting to approximately $3.7 million, is included in equity earnings on joint ventures in the Company's consolidated income statement for FY 2012.

In December 2011, China Outfitters, completed an initial public offering on the Hong Kong Stock Exchange. As a result of this public offering, Iconix China's investment in its joint venture with China Outfitters, which had a cost basis of approximately $2.6 million, was replaced with common stock of the newly formed public company, China Outfitters, the fair value of which was approximately $15.3 million, and in accordance with ASC Topic 845 a net gain of approximately $12.7 million was recognized by Iconix China at the time of the public offering to reflect the exchange of the original investment for the fair value of the China Outfitters common stock received through the public offering. The Company's 50% share of the net gain of $12.7 million recognized by Iconix China in this transaction, amounting to approximately $6.4 million, is included in equity earnings on joint ventures in the Company's consolidated income statement for FY 2011.

As of December 31, 2012, the Company has not received any income distributions from Iconix China.

At inception, the Company determined that, in accordance with ASC Topic 810, based on the corporate structure, voting rights and contributions of the Company and Novel, Iconix China is a variable interest entity and not subject to consolidation, as, under ASC Topic 810, the Company is not the primary beneficiary of Iconix China. The Company has recorded its investment under the equity method of accounting.

Iconix Latin America

In December 2008, the Company contributed substantially all rights to its brands in Mexico, Central America, South America, and the Caribbean (the "Latin America Territory") to Iconix Latin America LLC ("Iconix Latin America"), a then newly formed subsidiary of the Company. On December 29, 2008, New Brands America LLC ("New Brands"), an affiliate of the Falic Group, purchased a 50% interest in Iconix Latin America. In consideration for its 50% interest in Iconix Latin America, New Brands agreed to pay $6.0 million to the Company. New Brands paid $1.0 million upon closing of this transaction and committed to pay an additional $5.0 million over the 30-month period following closing. As of December 31, 2011 this obligation was paid in full.

During FY 2011, the Company contributed to Iconix Latin America its share of the rights to revenues from IPH Unltd (see below) from the exploitation of the Ecko brands in the Latin America Territory. Also in FY 2011, the Company contributed to Iconix Latin America its rights to the Ed Hardy brands for the Latin America Territory. During FY 2012, the Company contributed to Iconix Latin America the rights to the Zoo York and Sharper Image brands for the Latin America Territory. In aggregate consideration for these contributions, New Brands agreed to pay an aggregate of approximately $5.7 million to the Company. As of December 31, 2012, the balance owed to the Company under this obligation is approximately $2.9 million, $1.1 million of which is included in other assets - current and $1.8 million of which is included in other assets on the Company's consolidated balance sheet. The Company has recorded the consideration associated with these transactions as other liabilities, which will be recognized over a period of three years.

Based on the corporate structure, voting rights and contributions of the Company and New Brands, Iconix Latin America is not subject to consolidation. This conclusion was based on the Company's determination that the entity met the criteria to be considered a "business", and therefore was not subject to consolidation due to the "business scope exception" of ASC Topic 810. As such, the Company has recorded its investment under the equity method of accounting.

Hardy Way

In May 2009, the Company acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brands and trademarks, for $17.0 million, comprised of $9.0 million in cash and 588,688 shares of the Company's common stock valued at $8.0 million as of the closing. In addition, the sellers of the 50% interest received an additional $1.0 million in shares of the Company's common stock pursuant to an earn-out based on royalties received by Hardy Way for 2009.

On April 26, 2011, Hardy Way acquired substantially all of the licensing rights to the Ed Hardy brands and trademarks from its licensee, Nervous Tattoo, Inc. ("NT") pursuant to an asset purchase agreement by and among Hardy Way, NT and Audigier Brand Management Group, LLC ("ABMG," and together with NT, the "Sellers"). Immediately prior to the closing of the transactions contemplated by the asset purchase agreement, the Company contributed $62.0 million to Hardy Way, thereby increasing the Company's ownership interests in Hardy Way from 50% to 85% of the outstanding membership interests. As a result of this transaction, the Company recorded a non-cash pre-tax re-measurement gain of approximately $21.5 million, representing the increase in fair value of its original 50% investment in Hardy Way. This re-measurement gain is included in interest and other income in the Prior Year Nine Months. Hardy Way paid $55.0 million in cash for the assets described above. In addition, the Sellers were entitled to receive up to an additional $7.0 million in cash pursuant to an earn-out based on royalties received by Hardy Way through June 30, 2013, which Hardy Way prepaid to the Sellers in an escrow account. The Company has accounted for this contingent consideration in accordance with ASC Topic 805. Further, as part of this transaction, the Sellers, as a licensee of Hardy Way for various men's and women's apparel categories, prepaid royalties to Hardy Way in the amount of $7.0 million, representing guaranteed minimum royalties for two years.

Prior to the April 26, 2011 transaction described above, based on the corporate structure, voting rights and contributions of the Company and Hardy Way, Hardy Way was not subject to consolidation. This conclusion was based on the Company's determination that the entity met the criteria to be considered a "business," and therefore was not subject to consolidation due to the "business scope exception" of ASC Topic 810. As such, the Company had recorded its investment under the equity method of accounting.

In accordance with ASC Topic 810, the Company recognizes the non-controlling interest of Hardy Way as equity in the consolidated financial statements and separate from the parent's equity.

On December 23, 2011, the Company entered into an agreement with NT to terminate the above mentioned license, and as such all prepaid royalties were recognized as earned and are included in the Company's consolidated income statement for FY 2011. As part of this agreement, $2.0 million of the original $7.0 million contingent consideration was released back to the Company and the contingency provision relating to the remaining $5.0 million was amended and considered earned by NT. In accordance with ASC Topic 810, the $2.0 million of contingent consideration released back to the Company is included in the Company's consolidated income statement for FY 2011. During the first quarter of FY 2012, the Company signed a new licensee to replace the core categories covered by the terminated NT license.

The Ed Hardy trademarks have been determined by management to have an indefinite useful life and accordingly, consistent with ASC Topic 350, no amortization is being recorded in the Company's consolidated income statements. The goodwill and trademarks are subject to a test for impairment on an annual basis. The $18.8 million of goodwill resulting from the April 2011 transaction is deductible for income tax purposes.

IPH Unltd

In October 2009, the Company consummated, through a newly formed subsidiary, IPH Unltd, a transaction with the sellers of the Ecko portfolio of brands, including Ecko and Zoo York (the "Ecko Assets"), pursuant to which the sellers sold and/or contributed the Ecko Assets to IPH Unltd in exchange for a 49% membership interest in IPH Unltd and $63.5 million in cash which had been contributed to IPH Unltd by the Company. As a result of this transaction, the Company owns a 51% controlling membership interest in IPH Unltd. In addition, as part of this transaction, IPH Unltd borrowed $90.0 million from a third party to repay certain indebtedness of the sellers.

On July 27, 2011 the Company, through its newly formed wholly owned subsidiary ZY Holdings LLC ("ZY Holdings"), acquired the Zoo York trademark and related assets from IPH Unltd for a net purchase price of $18.0 million, effectively increasing its ownership in the Zoo York assets from 51% to 100%. In accordance with ASC Topic 810, no gain was recognized on this transaction as the Company retained a controlling interest in the Zoo York assets before and after the increase in its ownership interest.

ASC Topic 810 affirms that consolidation is appropriate when one entity has a controlling financial interest in another entity. The Company owns a 51% membership interest in IPH Unltd compared to the minority owner's 49% membership interest. Further, the Company believes that the voting and veto rights of the minority shareholder are merely protective in nature and do not provide them with substantive participating rights in IPH Unltd. As such, IPH Unltd is subject to consolidation with the Company, which is reflected in the consolidated financial statements.

In accordance with ASC Topic 810, the Company recognizes the non-controlling interest of IPH Unltd as equity in the consolidated financial statements and separate from the parent's equity.

The Ecko and Zoo York trademarks have been determined by management to have an indefinite useful life and accordingly, consistent with ASC Topic 350, no amortization is being recorded in the Company's consolidated income statements. The goodwill and trademarks are subject to a test for impairment on an annual basis. The $0.7 million of goodwill is deductible for income tax purposes. The licensing contracts are being amortized on a straight-line basis over the remaining contractual periods of approximately 1 to 9 years.

As of December 31, 2012 and December 31, 2011, the carrying value of the consolidated assets that are collateral for the variable interest entity's obligations total $183.4 million and $184.5 million, respectively, which is comprised primarily of trademarks and license agreements. The assets of the Company are not available to the variable interest entity's creditors.

Iconix Europe

In December 2009, the Company contributed substantially all rights to its brands in the European Territory (defined as all member states and candidate states of the European Union and certain other European countries) to Iconix Europe LLC, a then newly formed wholly-owned subsidiary of the Company ("Iconix Europe"). Also in December 2009 and shortly after the formation of Iconix Europe, an investment group led by The Licensing Company and Albion Equity Partners LLC purchased a 50% interest in Iconix Europe through Brand Investments Vehicles Group 3 Limited ("BIV"), to assist the Company in developing, exploiting, marketing and licensing the Company's brands in the European Territory. In consideration for its 50% interest in Iconix Europe, BIV agreed to pay $4.0 million, of which $3.0 million was paid upon closing of this transaction in December 2009 and the remaining $1.0 million of which was paid in January 2011. As a result of this transaction, the Company recognized a gain of approximately $7.0 million for 2009 which is included in licensing and other revenue on the consolidated income statement in 2009. Pursuant to the terms of the Iconix Europe operating agreement and subject to certain conditions, the Company is entitled to recognize a preferred profit distribution from Iconix Europe of at least $6.0 million, after which all profits and losses are recognized 50/50 in accordance with each principal's membership interest percentage.

At inception, the Company determined, in accordance with ASC 810, based on the corporate structure, voting rights and contributions of the Company and BIV, that Iconix Europe is not a variable interest entity and not subject to consolidation. The Company has recorded its investment under the equity method of accounting.

MG Icon

In March 2010, the Company acquired a 50% interest in MG Icon, the owner of the Material Girl and Truth or Dare brands and trademarks and other rights associated with the artist, performer and celebrity known as "Madonna", from Purim LLC ("Purim") for $20.0 million, $4.0 million of which was paid at closing and another $8.0 million of which was paid through September 30, 2012. In connection with the launch of Truth or Dare brand and based on certain qualitative criteria, Purim is entitled to an additional $3.0 million, $1.0 million of which was paid in March 2012, with the remaining amount to be paid in $1.0 million installments in March 2013 and March 2014. In addition, Purim may be entitled to receive additional consideration based on certain qualitative criteria. As of December 31, 2012, of the remaining $10.0 million owed to Purim, $5.0 million is included in other current liabilities and $5.0 million is included in other liabilities on the Company's consolidated balance sheet.

At inception, the Company determined, in accordance with ASC Topic 810, based on the corporate structure, voting rights and contributions of the Company and Purim, MG Icon is a variable interest entity and not subject to consolidation, as, under ASC Topic 810, the Company is not the primary beneficiary of MG Icon. The Company has recorded its investment under the equity method of accounting.

Pursuant to the terms of the MG Icon operating agreement and subject to certain conditions, the Company is entitled to recognize a preferred profit distribution from MG Icon of at least $23.0 million, after which all profits and losses are recognized 50/50 in accordance with each principal's membership interest percentage.

Peanuts Holdings

On June 3, 2010 (the "Peanuts Closing Date"), the Company consummated an interest purchase agreement with United Feature Syndicate, Inc ("UFS") and The E.W. Scripps Company (the "Parent") (Parent and UFS, collectively, the "Sellers"), pursuant to which it purchased all of the issued and outstanding interests ("Interests") of Peanuts Worldwide, a then newly formed Delaware limited liability company, to which, prior to the closing of this acquisition, copyrights and trademarks associated with the Peanuts characters and certain other assets were contributed by UFS. On the Peanuts Closing Date, the Company also assigned its right to buy all of the Interests to Peanuts Holdings, a newly formed Delaware limited liability company and joint venture owned 80% by Icon Entertainment LLC ("IE"), a wholly-owned subsidiary of the Company, and 20% by Beagle Scout LLC, a Delaware limited liability company ("Beagle") owned by certain Schulz family trusts.

Further, on the Closing Date, IE and Beagle entered into an operating agreement with respect to Peanuts Holdings (the "Peanuts Operating Agreement"). Pursuant to the Peanuts Operating Agreement, the Company, through IE, and Beagle made capital contributions of $141.0 million and $34.0 million, respectively, in connection with the acquisition of Peanuts Worldwide. The Interests were then purchased for $172.1 million in cash, as adjusted for acquired working capital.

In connection with the Peanuts Operating Agreement, the Company through IE, loaned $17.5 million to Beagle (the "Beagle Note"), the proceeds of which were used to fund Beagle's capital contribution to Peanuts Holdings in connection with the acquisition of Peanuts Worldwide. The Beagle Note bears interest at 6% per annum, with minimum principal payable in equal annual installments of approximately $2.2 million on June 3, with any remaining unpaid principal balance and accrued interest to be due on June 3, 2015, the Beagle Note maturity date. Principal may be prepaid at anytime. The Beagle Note is secured by the membership interest in Peanuts Holdings owned by Beagle. As of December 31, 2012, the current portion of approximately $2.2 million is included in other assets - current in the consolidated balance sheet and the long term portion of $7.5 million is included in other assets.

ASC Topic 810 affirms that consolidation is appropriate when one entity has a controlling financial interest in another entity. The Company owns an 80% membership interest in Peanuts Holdings, compared to the non-controlling owner's 20% membership interest. As such, Peanuts Holdings is subject to consolidation with the Company, which is reflected in the Company's consolidated financial statements as of December 31, 2012.

In accordance with ASC Topic 810, the Company recognizes the non-controlling interest of Peanuts Holdings as equity in the consolidated financial statements and separate from the parent's equity.

The Peanuts trademarks and copyrights have been determined by management to have an indefinite useful life and accordingly, consistent with ASC Topic 350, no amortization is being recorded in the Company's consolidated income statements. The goodwill and trademarks are subject to a test for impairment on an annual basis. The $17.7 million of goodwill is deductible for income tax purposes. The licensing agreements are being amortized on a straight-line basis over the remaining contractual periods of approximately 1 to 5 years.

Acquisition Expenses

During FY 2012, FY 2011 and FY 2010, pretax charges aggregating approximately $0.5 million, $0.4 million and $1.5 million, respectively, were recorded for legal expenses and other transactions related to the acquisitions and transactions described above. These charges, which were expensed in accordance with the accounting guidance for business combinations, are included in selling, general and administrative costs in the Company's consolidated income statements.

4. Fair Value Measurements

ASC Topic 820 "Fair Value Measurements", which the Company adopted on January 1, 2008, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurement. While ASC 820 does not require any new fair value measurements in its application to other accounting pronouncements, it does emphasize that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 established the following fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs):

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3: Unobservable inputs for which there is little or no market data and which requires the owner of the assets or liabilities to develop its own assumptions about how market participants would price these assets or liabilities

The valuation techniques that may be used to measure fair value are as follows:

(A) Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

(B) Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method

(C) Cost approach - Based on the amount that would currently be required to replace the service capacity of an asset (replacement cost)

To determine the fair value of certain financial instruments, the Company relies on Level 2 inputs generated by market transactions of similar instruments where available, and Level 3 inputs using an income approach when Level 1 and Level 2 inputs are not available. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. The following table summarizes the instruments measured at fair value at December 31, 2012 and December 31, 2011:

December 31, 2012	Level 1	Level 2	Level 3	Valuation Technique
		(000's omitted)		
Income Statement Hedge	$—	$—	$—	(A)

December 31, 2011	Level 1	Level 2	Level 3	Valuation Technique
		(000's omitted)		
Income Statement Hedge	$—	$(483)	$—	(A)

Hedge Instruments

On March 26, 2011, the Company purchased hedge instruments from JP Morgan Chase Bank N.A. ("JPMC") to mitigate the income statement risk and cash flow risk of revenue and receivables from licenses denominated in Japanese Yen. These hedge instruments are foreign exchange forward contracts that set the foreign exchange rate from Japanese Yen to U.S. Dollars for the Company's forecasted Japanese Yen denominated revenue ("Income Statement Hedge") and receivable ("Balance Sheet Hedge"). Based on management's assessment, the Income Statement Hedge qualifies for hedge accounting under ASC Topic 815. On a quarterly basis, the value of the Income Statement Hedge was adjusted to reflect its current fair value, with any adjustment flowing through other comprehensive income. The fair value of this instrument was obtained by comparing the characteristics of the Income Statement Hedge with similarly traded instruments, and was therefore classified as Level 2 in the fair value hierarchy. As of March 31, 2012, the Income Statement Hedge and the Balance Sheet Hedge expired by their respective terms, and, as of December 31, 2012 the Company had no other hedge instruments other than the 2.50% Convertible Note Hedges (see Note 5).

Financial Instruments

As of December 31, 2012 and December 31, 2011, the fair values of cash, receivables and accounts payable approximated their carrying values due to the short-term nature of these instruments. The fair value of the note receivable from New Brands (see Note 3) approximates its $2.9 million carrying value; the fair value of the note receivable due from the purchasers of the Canadian trademark for Joe Boxer approximates its $3.0 million carrying value; the fair value of the note payable to Purim LLC (see Note 3) approximates its $10.0 million carrying value; and the fair value of the Beagle Note (see Note 3) approximates its $9.7 million carrying value. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(000's omitted)			
Long-term debt, including current portion	$911,711	$979,827	$633,389	$679,755

Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. The Company's financial instrument counterparties are investment or commercial banks with significant experience with such instruments.

Non-Financial Assets and Liabilities

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 with respect to its non-financial assets and liabilities requiring non-recurring adjustments to fair value using a market participant approach. The Company uses a discounted cash flow model with Level 3 inputs to measure the fair value of its non-financial assets and liabilities. The Company also adopted the provisions of ASC 820 as it relates to purchase accounting for its acquisitions. The Company has goodwill, which is tested for impairment at least annually, as required by ASC Topic 350. Further, in accordance with ASC Topic 350, the Company's indefinite-lived trademarks are tested for impairment at least annually, on an individual basis as separate single units of accounting. Similarly, consistent with ASC Topic 360 as it relates to accounting for the impairment or disposal of long-lived assets, the Company assesses whether or not there is impairment of the Company's definite-lived trademarks. There was no impairment, and therefore no write-down, of any of the Company's long-lived assets during FY 2012 or FY 2011.

5. Debt Arrangements

The Company's net carrying amount of debt is comprised of the following:

	December 31, 2012	December 31, 2011
	(000's omitted)	
Senior Secured Notes	$600,000	$ —
2.50% Convertible Notes	254,718	243,164
Ecko Note	57,000	67,000
Revolver	—	—
Asset-Backed Notes	—	44,270
1.875% Convertible Notes	—	278,955
Total	$911,718	$633,389

Senior Secured Notes

On November 29, 2012 (the "SSN Closing Date"), Icon Brand Holdings, Icon DE Intermediate Holdings LLC, Icon DE Holdings LLC and Icon NY Holdings LLC, each a limited-purpose, bankruptcy remote, wholly-owned direct or indirect subsidiary of the Company, (collectively, the "Co-Issuers") issued $600.0 million aggregate principal amount of Series 2012-1 4.229% Senior Secured Notes, Class A-2 (the "Senior Secured Notes") in an offering exempt from registration under the Securities Act of 1933, as amended.

Simultaneously with the issuance of the Senior Secured Notes, the Co-Issuers also entered into a revolving financing facility of Series 2012-1 Variable Funding Senior Notes, Class A-1 (the "Variable Funding Notes"), which allows for the funding of up to $100 million of Variable Funding Notes and certain other credit instruments, including letters of credit. The Variable Funding Notes were issued under the Indenture and allow for drawings on a revolving basis. Drawings and certain additional terms related to the Variable Funding Notes are governed by the Class A-1 Note Purchase Agreement dated November 29, 2012 (the "Variable Funding Note Purchase Agreement"), among the Co-Issuers, Iconix, as manager, certain conduit investors, financial institutions and funding agents, and Barclays Bank PLC, as provider of letters of credit, as swingline lender and as administrative agent. The Variable Funding Notes will be governed, in part, by the Variable Funding Note Purchase Agreement and by certain generally applicable terms contained in the Indenture. Interest on the Variable Funding Notes will be payable at per annum rates equal to the CP Rate, Base Rate or Eurodollar Rate, as defined in the Variable Funding Note Purchase Agreement.

As of December 31, 2012, no amounts under the Variable Funding Notes have been drawn. There is a commitment fee on the unused portion of the Variable Funding Notes facility of 0.5% per annum. It is anticipated that any outstanding principal of and interest on the Variable Funding Notes will be repaid in full on or prior to January 2018. Following the anticipated repayment date, additional interest will accrue on the Variable Funding Notes equal to 5% per annum. The Variable Funding Notes and other credit instruments issued under the Variable Funding Note Purchase Agreement are secured by the collateral described below.

The Senior Secured Notes and the Variable Funding Notes are referred to collectively as the "Notes." The Notes were issued in a securitization transaction pursuant to which substantially all of Iconix's United States and Canadian revenue-generating assets (the "Securitized Assets"), consisting principally of its intellectual property and license agreements for the use of its intellectual property, were transferred to and are currently held by the Co-Issuers. The Securitized Assets do not include revenue generating assets of (x) the Iconix subsidiary that owns the Badgley Mischka trademark or the Iconix subsidiaries that own Iconix's other brands outside of the United States and Canada or (y) joint ventures in which Iconix and certain of its subsidiaries have investments and which own the Artful Dodger, Billionaire Boys Club and Ecko Unltd trademarks.

The Notes were issued under a base indenture and related supplemental indenture (collectively, the "Indenture") among the Co-Issuers and Citibank, N.A., as trustee (in such capacity, the "Trustee") and securities intermediary. The Indenture will allow the Co-Issuers to issue additional series of notes in the future subject to certain conditions.

While the Notes are outstanding, payments of interest are required to be made on the Senior Secured Notes on a quarterly basis. To the extent funds are available, principal payments in the amount of $10.5 million are required to be made on the Senior Secured Notes on a quarterly basis.

The legal final maturity date of the Senior Secured Notes is in January of 2043, but it is anticipated that, unless earlier prepaid to the extent permitted under the Indenture, the Senior Secured Notes will be repaid in January of 2020. If the Co-Issuers have not repaid or refinanced the Senior Secured Notes prior to the anticipated repayment date, additional interest will accrue on the Senior Secured Notes equal to the greater of (A) 5% per annum and (B) a per annum interest rate equal to the excess, if any, by which the sum of (i) the yield to maturity (adjusted to a quarterly bond-equivalent basis), on the anticipated repayment date of the United States treasury security having a term closest to 10 years plus (ii) 5% plus (iii) 3.4% exceeds the original interest rate. The Senior Secured Notes rank pari passu with the Variable Funding Notes.

Pursuant to the Indenture, the Notes are the joint and several obligations of the Co-Issuers only. The Notes are secured under the Indenture by a security interest in substantially all of the assets of the Co-Issuers (the "Collateral"), which includes, among other things, (i) intellectual property assets, including the U.S. and Canadian registered and applied for trademarks for the following brands and other related IP assets: Candie's, Bongo, Joe Boxer (excluding Canadian trademarks, none of which are owned by Iconix), Rampage, Mudd, London Fog (other than the trademark for outerwear products sold in the United States), Mossimo, Ocean Pacific and OP, Danskin and Danskin Now, Rocawear, Starter, Waverly, Fieldcrest, Royal Velvet, Cannon, Charisma, and Sharper Image; (ii) the rights (including the rights to receive payments) and obligations under all license agreements for use of those trademarks; (iii) the following equity interests in the following joint ventures: an 85% interest in Hardy Way LLC which owns the Ed Hardy brand, a 50% interest in MG Icon LLC which owns the Material Girl and Truth or Dare brands, a 100% interest in ZY Holdings LLC which owns the Zoo York brand, and an 80% interest in Peanuts Holdings LLC which owns the Peanuts brand and characters; and (iv) certain cash accounts established under the Indenture.

If the Company contributes a newly organized, limited purpose, bankruptcy remote entity (each an "Additional IP Holder" and, together with the Co-Issuers, the "Securitization Entities") to Icon Brand Holdings LLC or Icon DE Intermediate Holdings LLC, that Additional IP Holder will enter into a guarantee and collateral agreement in a form provided for in the Base Indenture pursuant to which such Additional IP Holder will guarantee the obligations of the Co-Issuers in respect of any Notes issued under the Base Indenture and the other related documents and pledge substantially all of its assets to secure those guarantee obligations pursuant to a guarantee and collateral agreement.

Neither the Company nor any subsidiary of the Company, other than the Securitization Entities, will guarantee or in any way be liable for the obligations of the Co-Issuers under the Indenture or the Notes.

The Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Co-Issuers maintain specified reserve accounts to be used to make required payments in respect of the Notes, (ii) provisions relating to optional and mandatory prepayments, including mandatory prepayments in the event of a change of control (as defined in the Series 2012-1 Supplement) and the related payment of specified amounts, including specified make-whole payments in the case of the Senior Secured Notes under certain circumstances, (iii) certain indemnification payments in the event, among other things, the transfers of the assets pledged as collateral for the Notes are in stated ways defective or ineffective and (iv) covenants relating to recordkeeping, access to information and similar matters.

The Notes are also subject to customary rapid amortization events provided for in the Indenture, including events tied to (i) the failure to maintain a stated debt service coverage ratio, which tests the amount of net cash flow generated by the assets of the Co-Issuers against the amount of debt service obligations of the Co-Issuers (including any commitment fees and letter of credit fees with respect to the Variable Funding Notes, due and payable accrued interest, and due and payable scheduled principal payments on the Senior Secured Notes), (ii) certain manager termination events, (iii) the occurrence of an event of default and (iv) the failure to repay or refinance the Notes on the scheduled maturity date. If a rapid amortization event were to occur, Icon DE Intermediate Holdings LLC and Icon Brand Holdings LLC would be restricted from declaring or paying distributions on any of its limited liability company interests.

The Company used approximately $150.4 million of the proceeds received from the issuance of the Senior Secured Notes to repay amounts outstanding under its revolving credit facility (see below) and approximately $20.9 million to pay the costs associated with this securitized financing transaction. In addition approximately $218.3 million of the proceeds from the Senior Secured Notes were used for the Company's purchase of the Umbro brand.

2.50% Convertible Notes

On May 23, 2011, the Company completed the issuance of $300.0 million principal amount of the Company's 2.50% convertible senior subordinated notes due June 2016 ("2.50% Convertible Notes") in a private offering to certain institutional investors. The net proceeds received by the Company from the offering, excluding the net cost of hedges and sale of warrants (described below) and including transaction fees, were approximately $291.6 million.

The 2.50% Convertible Notes bear interest at an annual rate of 2.50%, payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2011. However, the Company recognizes an effective interest rate of 7.25% on the carrying amount of the 2.50% Convertible Notes. The effective rate is based on the rate for a similar instrument that does not have a conversion feature. The 2.50% Convertible Notes will be convertible into cash and, if applicable, shares of the Company's common stock based on a conversion rate of 32.5169 shares of the Company's common stock, subject to customary adjustments, per $1,000 principal amount of the 2.50% Convertible Notes (which is equal to an initial conversion price of approximately $30.75 per share) only under the following circumstances: (1) during any fiscal quarter beginning after June 30, 2011 (and only during such fiscal quarter), if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 130% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate; (2) during the five business day period immediately following any five consecutive trading day period in which the trading price per $1,000 principal amount of the 2.50% Convertible Notes for each day of that period was less than 98% of the product of (a) the closing price of the Company's common stock for each day in that period and (b) the conversion rate per $1,000 principal amount of the 2.50% Convertible Notes; (3) if specified distributions to holders of the Company's common stock are made, as set forth in the indenture governing the 2.50% Convertible Notes ("2.50% Indenture"); (4) if a "change of control" or other "fundamental change," each as defined in the 2.50% Indenture, occurs; (5) if the Company chooses to redeem the 2.50% Convertible Notes upon the occurrence of a "specified accounting change," as defined in the 2.50% Indenture; and (6) during the last month prior to maturity of the 2.50% Convertible Notes. If the holders of the 2.50% Convertible Notes exercise the conversion provisions under the circumstances set forth, the Company will need to remit the lower of the principal balance of the 2.50% Convertible Notes or their conversion value to the holders in cash. As such, the Company would be required to classify the entire amount outstanding of the 2.50% Convertible Notes as a current liability in the following quarter. The evaluation of the classification of amounts outstanding associated with the 2.50% Convertible Notes will occur every quarter.

Upon conversion, a holder will receive an amount in cash equal to the lesser of (a) the principal amount of the 2.50% Convertible Note or (b) the conversion value, determined in the manner set forth in the 2.50% Indenture. If the conversion value exceeds the principal amount of the 2.50% Convertible Notes on the conversion date, the Company will also deliver, at its election, cash or the Company's common stock or a combination of cash and the Company's common stock for the conversion value in excess of the principal amount. In the event of a change of control or other fundamental change, the holders of the 2.50% Convertible Notes may require the Company to purchase all or a portion of their 2.50% Convertible Notes at a purchase price equal to 100% of the principal amount of the 2.50% Convertible Notes, plus accrued and unpaid interest, if any. If a specified accounting change occurs, the Company may, at its option, redeem the 2.50% Convertible Notes in whole for cash, at a price equal to 102% of the principal amount of the 2.50% Convertible Notes, plus accrued and unpaid interest, if any. Holders of the 2.50% Convertible Notes who convert their 2.50% Convertible Notes in connection with a fundamental change or in connection with a redemption upon the occurrence of a specified accounting change may be entitled to a make-whole premium in the form of an increase in the conversion rate.

Pursuant to guidance issued under ASC Topic 815, the 2.50% Convertible Notes are accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the 2.50% Convertible Notes has not been accounted for as a separate derivative. For a discussion of the effects of the 2.50% Convertible Notes and the 2.50% Convertible Notes Hedges and Sold Warrants defined and discussed below on earnings per share, see Note 7.

As of December 31, 2012 and December 31, 2011, the amount of the 2.50% Convertible Notes accounted for as a liability was approximately $254.7 million and $243.2 million, respectively, and is reflected on the consolidated balance sheet as follows:

	December 31, 2012	December 31, 2011
	(000's omitted)	
Equity component carrying amount	$ 35,996	$ 35,996
Unamortized discount	45,282	56,836
Net debt carrying amount	254,718	243,164

For FY 2012, the Company recorded additional non-cash interest expense of approximately $10.3 million, representing the difference between the stated interest rate on the 2.50% Convertible Notes and the rate for a similar instrument that does not have a conversion feature, as compared to $6.1 million in FY 2011.

For FY 2012, cash interest expense relating to the 2.50% Convertible Notes was approximately $7.5 million, as compared to $4.5 million in FY 2011.

The Convertible Notes do not provide for any financial covenants.

In connection with the sale of the 2.50% Convertible Notes, the Company entered into hedges for the 2.50% Convertible Notes ("2.50% Convertible Note Hedges") with respect to its common stock with two entities (the "2.50% Counterparties"). Pursuant to the agreements governing these 2.50% Convertible Note Hedges, the Company purchased call options (the "2.50% Purchased Call Options") from the 2.50% Counterparties covering up to approximately 9.8 million shares of the Company's common stock. These 2.50% Convertible Note Hedges are designed to offset the Company's exposure to potential dilution upon conversion of the 2.50% Convertible Notes in the event that the market value per share of the Company's common stock at the time of exercise is greater than the strike price of the 2.50% Purchased Call Options (which strike price corresponds to the initial conversion price of the 2.50% Convertible Notes and is simultaneously subject to certain customary adjustments). On May 23, 2011, the Company paid an aggregate amount of approximately $58.7 million of the proceeds from the sale of the 2.50% Convertible Notes for the 2.50% Purchased Call Options, of which $20.6 million was included in the balance of deferred income tax assets at May 23, 2011 and is being recognized over the term of the 2.50% Convertible Notes. As of December 31, 2012, the balance of deferred income tax assets related to this transaction was approximately $14.1 million.

The Company also entered into separate warrant transactions with the 2.50% Counterparties whereby the Company, pursuant to the agreements governing these warrant transactions, sold to the 2.50% Counterparties warrants (the "2.50% Sold Warrants") to acquire up to 9.76 million shares of the Company's common stock at a strike price of $40.6175 per share of the Company's common stock. The 2.50% Sold Warrants will become exercisable on September 1, 2016 and will expire by the end of 2016. The Company received aggregate proceeds of approximately $28.8 million from the sale of the 2.50% Sold Warrants on May 23, 2011.

Pursuant to guidance issued under ASC Topic 815 "Derivatives and Hedging" as it relates to accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock, the 2.50% Convertible Note Hedge and the proceeds received from the issuance of the 2.50% Sold Warrants were recorded as a charge and an increase, respectively, in additional paid-in capital in stockholders' equity as separate equity transactions. As a result of these transactions, the Company recorded a net reduction to additional paid-in-capital of $9.4 million in May 2011.

The Company has evaluated the impact of adopting guidance issued under ASC Topic 815 regarding embedded features as it relates to the 2.50% Sold Warrants, and has determined it had no impact on the Company's results of operations and financial position through December 31, 2012, and will have no impact on the Company's results of operations and financial position in future fiscal periods.

As the 2.50% Convertible Note Hedge transactions and the warrant transactions were separate transactions entered into by the Company with the 2.50% Counterparties, they are not part of the terms of the 2.50% Convertible Notes and will not affect the holders' rights under the 2.50% Convertible Notes. In addition, holders of the 2.50% Convertible Notes will not have any rights with respect to the 2.50% Purchased Call Options or the 2.50% Sold Warrants.

If the market value per share of the Company's common stock at the time of conversion of the 2.50% Convertible Notes is above the strike price of the 2.50% Purchased Call Options, the 2.50% Purchased Call Options entitle the Company to receive from the 2.50% Counterparties net shares of the Company's common stock, cash or a combination of shares of the Company's common stock and cash, depending on the consideration paid on the underlying 2.50% Convertible Notes, based on the excess of the then current market price of the Company's common stock over the strike price of the 2.50% Purchased Call Options. Additionally, if the market price of the Company's common stock at the time of exercise of the 2.50% Sold Warrants exceeds the strike price of the 2.50% Sold Warrants, the Company will owe the 2.50% Counterparties net shares of the Company's common stock or cash, not offset by the 2.50% Purchased Call Options, in an amount based on the excess of the then current market price of the Company's common stock over the strike price of the 2.50% Sold Warrants.

These transactions will generally have the effect of increasing the conversion price of the 2.50% Convertible Notes to $40.6175 per share of the Company's common stock, representing a 75% percent premium based on the last reported sale price of the Company's common stock of $23.21 per share on May 17, 2011.

Moreover, in connection with the warrant transactions with the 2.50% Counterparties, to the extent that the price of the Company's common stock exceeds the strike price of the 2.50% Sold Warrants, the warrant transactions could have a dilutive effect on the Company's earnings per share.

Ecko Note

In connection with the Ecko transaction, IPH Unltd issued a promissory note ("Ecko Note") to a third party creditor (LF Centennial Limited, an affiliate of Li & Fung USA) for $90.0 million. IPH Unltd's obligations under the Ecko Note are secured by the Ecko portfolio of trademarks and related intellectual property assets and the Zoo York trademarks and related intellectual property assets owned by ZY Holdings (see Note 3), and are further guaranteed personally by the minority owner of IPH Unltd, with no recourse to the Company other than the interest of ZY Holdings in the Zoo York trademarks and related intellectual property assets. Amounts outstanding under the Ecko Note bear interest at 7.50% per annum, with minimum principal payable in equal quarterly installments of $2.5 million, with any remaining unpaid principal balance and accrued interest to be due on June 30, 2014, the Ecko Note maturity date. The Ecko Note may be prepaid without penalty, and would be applied to the scheduled quarterly principal payments in the order of their maturity. On July 27, 2011, in connection with the Company's purchase of the Zoo York trademark and related assets (see Note 3), IPH Unltd paid $3.0 million in principal to the holder of the Ecko Note. As of December 31, 2012, the total principal balance of the Ecko Note is $57.0 million, of which $10.0 million is included in the current portion of long-term debt on the consolidated balance sheet.

Asset-Backed Notes

The financing for certain of the Company's acquisitions has been accomplished through private placements by its subsidiary, IP Holdings LLC ("IP Holdings") of asset-backed notes ("Asset-Backed Notes") secured by intellectual property assets (trade names, trademarks, license agreements and payments and proceeds with respect thereto relating to the Candie's, Bongo, Joe Boxer, Rampage, Mudd and London Fog brands) of IP Holdings. On November 27, 2012 ("ABN Payoff Date"), approximately $11.0 million was paid to the trustee of the Asset-Backed Notes, for the benefit of the holders of the Asset-Backed Notes ("ABN Holders"), including outstanding principal of $10.8 million and an early termination fee of $0.2 million due to the ABN Holders as of the ABN Payoff Date. Through the ABN Payoff Date, the Company was in compliance with all material covenants set forth in the Asset-Backed Notes.

Cash on hand in the bank account of IP Holdings was restricted at any point in time up to the amount of the next debt principal and interest payment required under the Asset-Backed Notes. Accordingly, $3.8 million as of December 31, 2011 is included as restricted cash within the Company's current assets on the consolidated balance sheet. Further, in connection with IP Holdings' issuance of Asset-Backed Notes, a reserve account had been established and the funds on deposit in such account were specifically designated for future principal payments with respect to the Asset-Backed Notes. Accordingly, as of December 31, 2011, approximately $7.2 million of this reserve account was classified as non-current and disclosed as restricted cash within other assets on the Company's consolidated balance sheet. As designated, these funds were used to pay off the Asset-Backed Notes on the ABS Payoff Date.

Revolving Credit Facility

On November 22, 2011, (the "Revolver Closing Date"), the Company entered into a Revolving Credit Agreement (the "Revolver") with several banks and other financial institutions or entities from time to time parties thereto, Barclays Capital, the investment banking division of Barclays Bank PLC, Goldman Sachs Bank USA and GE Capital Markets, Inc., as the joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA and GE Capital Markets, Inc., as the syndication agents, Barclays Bank PLC, as documentation agent, and Barclays Bank PLC, as the administrative agent ("Administrative Agent"). The Revolver provides to the Company a revolving line of credit in an aggregate principal amount of $150.0 million, with a $10.0 million sublimit for the issuance of letters of credit and a $10.0 million swingline facility. The commitments under the Revolver will expire on November 22, 2013. Pursuant to a guarantee and collateral agreement, obligations of the Company under the Revolver have been guaranteed by the following subsidiaries of the Company: Mossimo, Inc., a Delaware corporation ("MI"); Mossimo Holdings LLC, a Delaware corporation ("MH"); OP Holdings LLC, a Delaware limited liability company ("OP Holdings"); OP Holdings and Management Corporation, a Delaware corporation ("OPHM"); Studio IP Holdings LLC, a Delaware limited liability company ("Studio IP Holdings"); Studio IP Holdings and Management Corporation, a Delaware corporation ("SHM"); Official-Pillowtex LLC, a Delaware limited liability company ("Official-Pillowtex"); Pillowtex Holdings and Management LLC, a Delaware limited liability company ("PHM"); IE, owner of the Company's 80% member interest in Peanuts Holdings (see Note 3); SI (see Note 3); and Sharper Image Holdings and Management Corporation ("SIHM") (collectively, the "Revolver Subsidiaries"). These guarantees were secured by a pledge to the Administrative Agent, on behalf of the lenders under the Revolver, of 100% of the capital stock owned by the Company in each of OPHM, SHM, PHM, IE, and SIHM; 80% of the capital stock of Peanuts Holdings (which is owned by the Company through IE); and certain trademarks and other intellectual properties related to the following brands: Ocean Pacific/OP, Danskin, Rocawear, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter, Waverly and Sharper Image.

On June 28, 2012, the Company received $150.0 million in cash proceeds from the Revolver.

On November 29, 2012 ("Revolver Payoff Date"), approximately $150.4 million was paid to Barclays, to the benefit of the Revolver lenders ("Revolver Lenders"), including outstanding principal of $150.0 million and accrued interest of $0.4 million due to the Revolver Lenders as of the Revolver Payoff Date. Through the Revolver Payoff Date, the Company was in compliance with all material covenants set forth in the Revolver.

Interest expense for FY 2012 and FY 2011 was approximately $1.8 million and $0.1 million, respectively, and is included in interest expense on consolidated income statement.

1.875% Convertible Notes

On June 20, 2007, the Company completed the issuance of $287.5 million principal amount of the Company's 1.875% convertible senior subordinated notes due June 2012 ("1.875% Convertible Notes") in a private offering to certain institutional investors. The net proceeds received by the Company from the offering, excluding the net cost of hedges and sale of warrants associated with the 1.875% Convertible Notes, were approximately $281.1 million.

On June 29, 2012, the Company paid to Bank of New York Mellon, as trustee and under the terms of the 1.875% Convertible Notes indenture, for the benefit of the 1.875% Convertible Note holders and in full satisfaction of the Company's obligation under the 1.875% Convertible Notes, $290.2 million, representing the total principal outstanding and accrued interest through June 30, 2012. No note holders elected for conversion of the 1.875% Convertible Notes to shares of the Company.

In connection with the sale of the 1.875% Convertible Notes, the Company entered into hedges for the 1.875% Convertible Notes ("1.875% Convertible Note Hedges"). Pursuant to the agreements governing these 1.875% Convertible Note Hedges, the Company purchased call options (the "1.875% Purchased Call Options") from the 1.875% Counterparties covering up to approximately 10.4 million shares of the Company's common stock. These 1.875% Convertible Note Hedges were designed to offset the Company's exposure to potential dilution upon conversion of the 1.875% Convertible Notes in the event that the market value per share of the Company's common stock at the time of exercise is greater than the strike price of the 1.875% Purchased Call Options (which strike price corresponds to the initial conversion price of the 1.875% Convertible Notes and is simultaneously subject to certain customary adjustments). On June 20, 2007, the Company paid an aggregate amount of approximately $76.3 million of the proceeds from the sale of the 1.875% Convertible Notes for the 1.875% Purchased Call Options, of which $26.7 million was included in the balance of deferred income tax assets at June 30, 2007 and was recognized over the term of the 1.875% Convertible Notes. As of June 30, 2012, the balance of deferred income tax assets related to this transaction was zero.

The Company also entered into separate warrant transactions with the 1.875% Counterparties whereby the Company, pursuant to the agreements governing these warrant transactions, sold to the 1.875% Counterparties warrants (the "1.875% Sold Warrants") to acquire up to 3.6 million shares of the Company's common stock of which 40% were sold to Lehman OTC, at a strike price of $42.40 per share of the Company's common stock. The 1.875% Sold Warrants became exercisable on September 28, 2012 and expired on December 31, 2012. The Company received aggregate proceeds of approximately $37.5 million from the sale of the 1.875% Sold Warrants on June 20, 2007.

As of December 31, 2012, the 1.875% Convertible Note Hedges, the 1.875% Purchased Call Options and 1.875% Sold Warrants had expired by their respective terms.

Debt Maturities

As of December 31, 2012, the Company's debt maturities on a calendar year basis are as follows:

	Total	2013	2014	2015	2016	2017	Thereafter
				(000's omitted)			
Senior Secured	$600,000	$42,000	$42,000	$42,000	$ 42,000	$42,000	$390,000
2.50% Convertible Notes[(1)]	254,718	—	—	—	254,718	—	—
Ecko Note	57,000	10,000	47,000	—	—	—	—
Total	$911,718	$52,000	$89,000	$42,000	$296,718	$42,000	$390,000

(1) Reflects the net debt carrying amount of the 2.50% Convertible Notes in the consolidated balance sheet as of December 31, 2012, in accordance with accounting for convertible notes. The principal amount owed to the holders of the 2.50% Convertible Notes is $300.0 million.

6. Stockholders' Equity

Stock Repurchase Program

On October 27, 2011, the Company announced that its Board of Directors had authorized the repurchase of up to $200 million of the Company's common stock over a period of approximately three years (the "Program").

The Program replaced any prior plan or authorization. The Program did not obligate the Company to repurchase any specific number of shares and could be suspended at any time at management's discretion. During FY 2012, the Company repurchased 7,185,257 shares under the Program for approximately $125.3 million. During FY 2011, the Company repurchased 1,150,000 shares under the Program for approximately $19.1 million. As of December 31, 2012, $55.5 million remained available for repurchase under the Program.

2009 Equity Incentive Plan

On August 13, 2009, the Company's stockholders approved the Company's 2009 Equity Incentive Plan ("2009 Plan"). The 2009 Plan authorizes the granting of common stock options or other stock-based awards covering up to 3,000,000 shares of the Company's common stock. All employees, directors, consultants and advisors of the Company, including those of the Company's subsidiaries, are eligible to be granted non-qualified stock options and other stock-based awards (as defined) under the 2009 Plan, and employees are also eligible to be granted incentive stock options (as defined) under the 2009 Plan. No new awards may be granted under the Plan after August 13, 2019.

On August 15, 2012, the Company's stockholders approved the Company's Amended and Restated 2009 Plan ("Amended and Restated 2009 Plan"), which, among other items and matters, increased the shares available under the 2009 Plan by an additional 4,000,000 shares to a total of 7,000,000 shares issuable under the Amended and Restated 2009 Plan and extended the 2009 Plan termination date through August 15, 2022.

Shares Reserved for Issuance

At December 31, 2012, 3,832,063 common shares were reserved for issuance under the Amended and Restated 2009 Plan. At December 31, 2012 there were no common shares available for issuance under any previous Company plan.

Stock Options

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options and warrants for all years was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected Volatility	30 - 50%
Expected Dividend Yield	0%
Expected Life (Term)	3 - 7 years
Risk-Free Interest Rate	3.00 - 4.75%

The options that the Company granted under its plans expire at various times, either five, seven or ten years from the date of grant, depending on the particular grant.

Summaries of the Company's stock options, warrants (other than warrants issued related to our 2.50% Convertible Notes) and performance related options activity, and related information for FY 2012, FY 2011 and FY 2010 are as follows:

	Options	Weighted-Average Exercise Price
Outstanding January 1, 2010	3,094,079	$ 4.48
Granted	15,000	16.33
Canceled	—	—
Exercised	(499,700)	4.29
Expired/Forfeited	(16,844)	1.31
Outstanding December 31, 2010	2,592,535	$ 4.61
Granted	30,000	20.44
Canceled	—	—
Exercised	(911,527)	3.61
Expired/Forfeited	—	—
Outstanding December 31, 2011	1,711,008	$ 5.42
Granted	—	—
Canceled	—	—
Exercised	(266,858)	2.84
Expired/Forfeited	—	—
Outstanding December 31, 2012	1,444,150	5.90
Exercisable at December 31, 2012	1,444,150	5.90

The weighted average contractual term (in years) of options outstanding as of December 31, 2012, 2011 and 2010 were 2.56, 3.09, and 2.79 respectively. The weighted average contractual term (in years) of options exercisable as of December 31, 2012, 2011 and 2010 were 2.56, 3.09, and 2.78 respectively.

The total fair value of options vested during FY 2011 and FY 2010 was $0.3 million and $0.1 million, respectively. No options vested during 2012. The weighted average grant date fair value per share of options granted during FY 2011 and FY 2010 was $8.85 and $7.30, respectively. There were no options granted during FY 2012.

Cash received from option exercise under all share-based payment arrangements for FY 2012, FY 2011 and FY 2010 was $0.8 million, $3.3 million and $1.2 million respectively. A tax benefit of approximately $1.5 million, $4.9 million and $1.3 million for FY 2012, FY 2011 and FY 2010, respectively, was for share-based payment arrangements.

The aggregate intrinsic value is calculated as the difference between the market price of the Company's common stock as of December 31, 2012 and the exercise price of the underlying options. At December 31, 2012, 2011 and 2010, the aggregate intrinsic value of options exercised was $5.2 million, $11.6 million and $7.5 million, respectively. At December 31, 2012, 2011 and 2010 the aggregate intrinsic value of options outstanding and exercisable was $23.7 million, $18.6 million and $38.1 million, respectively. There were no unamortized options as of December 31, 2012.

Warrants

	Warrants	Weighted-Average Exercise Price
Outstanding January 1, 2010	286,900	$16.06
Granted	—	—
Canceled	—	—
Exercised	(33,000)	8.72
Expired/Forfeited	—	—
Outstanding December 31, 2010	253,900	$17.01
Granted	—	—
Canceled	—	—
Exercised	(56,650)	8.72
Expired/Forfeited	—	—
Outstanding December 31, 2011	197,250	$19.39
Granted	—	—
Canceled	—	—
Exercised	—	—
Expired/Forfeited	(7,250)	8.72
Outstanding December 31, 2012	190,000	$19.80
Exercisable at December 31, 2012	190,000	$19.80

All warrants issued in connection with acquisitions are recorded at fair market value using the Black Scholes model and are recorded as part of purchase accounting. Certain warrants are exercised using the cashless method.

The Company values other warrants issued to non-employees at the commitment date at the fair market value of the instruments issued, a measure which is more readily available than the fair market value of services rendered, using the Black Scholes model. The fair market value of the instruments issued is expensed over the vesting period.

The weighted average contractual term (in years) of warrants outstanding and exercisable as of December 31, 2012, 2011 and 2010 were 4.66, 5.48 and 4.97, respectively.

Warrants exercised during FY 2011 and FY 2010 were exercised in cashless transactions. No warrants were exercised during FY 2012.

Restricted stock

Compensation cost for restricted stock is measured as the excess, if any, of the quoted market price of the Company's stock at the date the common stock is issued over the amount the employee must pay to acquire the stock (which is generally zero). The compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The restrictions do not affect voting and dividend rights.

The following tables summarize information about unvested restricted stock transactions:

	FY 2012		FY 2011		FY 2010	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested, January 1	2,937,255	$18.61	1,442,610	$15.34	1,697,334	$16.77
Granted	232,203	17.82	1,845,403	21.04	340,964	14.48
Vested	(546,947)	18.49	(350,758)	17.91	(593,393)	18.93
Forfeited/Canceled	(10,511)	19.62	—	—	(2,295)	16.15
Non-vested, December 31	2,612,000	$18.56	2,937,255	$18.61	1,442,610	$15.34

The Company has awarded restricted shares of common stock to certain employees. The awards have restriction periods tied to employment and vest over a period of 1-5 years. The cost of the restricted stock awards, which is the fair market value on the date of grant net of estimated forfeitures, is expensed ratably over the vesting period. During FY 2012, FY 2011 and FY 2010, the Company awarded 232,203, 1,845,403 and 340,964 restricted shares, respectively, with a vesting period of 2-5 years and a fair market value of approximately $4.1 million, $38.8 million and $4.9 million, respectively.

Compensation expense related to restricted stock grants for FY 2012, FY 2011 and FY 2010 was approximately $11.5 million, $11.4 million and $11.3 million, respectively. An additional amount of $9.3 million is expected to be expensed evenly over a period of approximately four years. During FY 2012, FY 2011 and FY 2010, the Company withheld shares valued at $1.2 million, $3.2 million, and $3.0 million, respectively, of its restricted common stock in connection with net share settlement of restricted stock grants and option exercises.

7. Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of restricted stock-based awards and common shares issuable upon exercise of stock options and warrants. The difference between basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible notes have been converted into common stock.

As of December 31, 2012, of the total potentially dilutive shares related to restricted stock-based awards, stock options and warrants, approximately 1.7 million were anti-dilutive, compared to 2.1 million as of December 31, 2011.

As of December 31, 2012, none of the performance related restricted stock-based awards issued in connection with the Company's employment agreement with its chairman, chief executive officer and president were anti-dilutive.

Warrants issued in connection with the Company's 2.50% Convertible Notes financing were anti-dilutive and therefore not included in this calculation. Portions of the 2.50% Convertible Notes that would be subject to conversion to common stock were anti-dilutive as of December 31, 2012 and therefore not included in this calculation.

A reconciliation of weighted average shares used in calculating basic and diluted earnings per share follows:

	For the Year Ended December 31,		
	2012	2011	2010
	(000's omitted)		
Basic	69,689	73,111	72,151
Effect of exercise of stock options and warrants	987	1,148	1,896
Effect of contingent common stock issuance	36	36	89
Effect of assumed vesting of restricted stock	1,245	1,200	577
	71,957	75,495	74,713

8. Expenses Related to Specific Litigation

Expenses related to specific litigation consist of legal expenses and costs related to the Unzipped litigation (See Note 9). For FY 2011 the Company recorded an expense related to specific litigation of approximately $0.1 million, as compared to a benefit related to specific litigation of $15.7 million in FY 2010. There was no such expense in FY 2012.

9. Commitments and Contingencies

Sweet Sportswear/Unzipped litigation

On December 10, 2010, the Court entered a final judgment (the "Judgment") in connection with the lawsuit filed by the Company in the Superior Court of California, Los Angeles County against Unzipped Apparel LLC's ("Unzipped") former manager, supplier and distributor, Sweet Sportswear, LLC, Azteca Productions International, Inc. Apparel Distribution Services, LLC, and Hubert Guez, a principal of these entities and former member of the Company's board of directors (collectively referred to as the "Guez defendants"). In summary, the Judgment against the Guez defendants was for a combined liability to the Company of approximately $50 million, exclusive of amounts owed as pre or post-judgment interest at the annual rate of 10% simple interest. The Judgment also dismissed all claims brought by the Guez defendants against the Company, its subsidiaries (Michael Caruso & Co., Inc. and Unzipped), and its Chairman of the Board and Chief Executive Officer, Neil Cole. In connection with the entry of the Judgment, the Company recognized a gross gain of $26.0 million (gross of attorney's fees and other related expenses of $10.3 million) in 2010, of which $16.7 million was secured by the Sureties (defined below), with the remainder secured by assets owned by the Guez defendants.

In February 2011, the Company entered into a settlement agreement with certain persons (the "Sureties") that had secured a portion of the Judgment, pursuant to which the Sureties paid the Company $13.0 million in February 2011 and paid an additional $3.7 million in April 2011 in full satisfaction of their obligations to the Company. The amounts paid by the Sureties reduced the obligations of certain of the Guez defendants (ADS and Hubert Guez) under the Judgments.

On April 26, 2011, the Company entered into an agreement settling the lawsuit described above, pursuant to which the Guez Defendants and certain sureties paid the Company an aggregate of $27.7 million (including an aggregate of $16.7 million previously paid in February and April 2011) in full satisfaction of their obligations to the Company.

Normal Course litigation

From time to time, the Company is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these routine matters will not have a material effect on the Company's financial position or future liquidity.

10. Related Party Transactions

The Candie's Foundation

The Candie's Foundation, a charitable foundation founded by Neil Cole for the purpose of raising national awareness about the consequences of teenage pregnancy, owed the Company $0.6 million and $0.7 million at December 31, 2012 and December 31, 2011, respectively. The Candie's Foundation intends to pay-off the entire borrowing from the Company during 2013, although additional advances will be made as and when necessary.

Travel

The Company recorded expenses of approximately $155, $114, and $116 for FY 2012, FY 2011 and FY 2010, respectively, for the hire and use of aircraft solely for business purposes owned by a company in which the Company's chairman, chief executive officer and president is the sole owner. Management believes that all transactions were made on terms and conditions no less favorable than those available in the marketplace from unrelated parties.

11. Operating Leases

Future net minimum lease payments under non-cancelable operating lease agreements as of December 31, 2012 are approximately as follows:

	(000's omitted)
Year ending December 31, 2013	$ 2,292
Year ending December 31, 2014	2,340
Year ending December 31, 2015	2,179
Year ending December 31, 2016	2,052
Year ending December 31, 2017	2,099
Thereafter	13,047
Totals	$24,009

The leases require the Company to pay additional taxes on the properties, certain operating costs and contingent rents based on sales in excess of stated amounts.

Rent expense was approximately $2.6 million, $4.6 million, and $5.4 million for FY 2012, FY 2011 and FY 2010, respectively. Contingent rent amounts have been immaterial for all periods.

12. Benefit and Incentive Compensation Plans and Other

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible full-time employees. Participants may elect to make pretax contributions subject to applicable limits. At its discretion, the Company may contribute additional amounts to the Savings Plan. During FY 2012, FY 2011 and FY 2010, the Company made contributions to the Savings Plan of $108, $93 and $51.

Stock-based awards are provided to certain employees under the terms of the Company's Amended and Restated 2009 Plan. These plans are administered by the Compensation Committee of the Board of Directors.

With respect to performance-based restricted common stock units, the number of shares that ultimately vest and are received by the recipient is based upon various performance criteria. Though there is no guarantee that performance targets will be achieved, the Company estimates the fair value of performance-based restricted stock based on the closing stock price on the grant date. Over the performance period, the number of shares of common stock that will ultimately vest and be issued is adjusted upward or downward based upon the Company's estimation of achieving such performance targets. The ultimate number of shares delivered to recipients and the related compensation cost recognized as an expense will be based on the actual performance metrics as defined under the 2009 Amended and Restated Plan. Restricted common stock units are unit awards entitle the recipient to shares of common stock upon vesting annually over as much as 5 years for time-based awards or over five years for performance-based awards. The fair value of restricted common stock units is determined on the date of grant, based on the Company's closing stock price.

13. Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of ASC Topic 740, including current and historical results of operations, future income projections and the overall prospects of the Company's business. Based upon management's assessment of all available evidence, including the Company's completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from its licensees, and the overall prospects of the Company's business, management is of the opinion that the Company will be able to utilize the deferred tax assets in the foreseeable future, and as such do not anticipate requiring a further valuation allowance. At December 31, 2012, the Company has a valuation allowance of approximately $10.7 million to offset state and local tax net operating loss carryforwards ("NOL") which the Company believes are unlikely to be utilized in the foreseeable future. The valuation allowance decreased by $1.6 million during 2012 for the State NOLs.

At December 31, 2012 the Company had utilized all available federal NOL's. As of December 31, 2012, the Company has approximately $173.7 million in state NOL's and approximately $140.8 million in local NOL's.

Pre-tax book income for the year ended December 31, 2012 was:

Domestic	$178,451
Foreign	$ 4,021
Total pre-tax income	$182,472

The income tax provision (benefit) for federal, and state and local income taxes in the consolidated income statements consists of the following:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
		(000's omitted)	
Current:			
Federal	$31,109	$40,315	$37,745
State and local	575	512	(256)
Foreign	2,894	2,722	1,472
Total current	34,578	43,549	38,961
Deferred:			
Federal	25,040	28,066	13,703
State and local	(655)	(329)	(315)
Foreign	—	—	60
Total deferred	24,385	27,737	13,448
Total provision	$58,963	$71,286	$52,409

The significant components of net deferred tax assets of the Company consist of the following:

	December 31,	
	2012	2011
	(000's omitted)	
State net operating loss carryforwards	$ 10,756	$ 12,337
Receivable reserves	3,540	2,247
Hedging transaction	14,047	20,874
Intangibles	2,216	2,570
Capital loss	817	—
Equity compensation	14,983	12,193
Accrued compensation and other	129	363
Total deferred tax assets	46,488	50,584
Valuation allowance	(10,756)	(12,337)
Net deferred tax assets	35,732	38,247
Trademarks, goodwill and other intangibles	(163,252)	(130,255)
Depreciation	(1,828)	(3,308)
Difference in cost basis of acquired intangibles	(49,000)	(49,000)
Convertible notes	(16,195)	(22,616)
Investment in joint ventures	(7,176)	(5,192)
Other accruals	(1,696)	—
Total deferred tax liabilities	(239,147)	(210,371)
Total net deferred tax liabilities	$(203,415)	$(172,124)
Balance Sheet detail on total net deferred tax assets (liabilities):		
Current portion of net deferred tax assets	$ 3,497	$ 2,114
Non-current portion of net deferred tax liabilities	$(206,912)	$(174,238)

The following is a rate reconciliation between the amount of income tax provision at the Federal rate of 35% and provision for (benefit from) taxes on operating profit (loss):

	Year ended December, 31		
	2012	2011	2010
	(000's omitted)		
Income tax provision computed at the federal rate of 35%	$63,865	$74,384	$57,014
Increase (reduction) in income taxes resulting from:			
State and local income taxes (benefit), net of federal income tax	(53)	113	(1,626)
Increase in valuation allowance	—	—	1,282
Non-controlling interest	(4,535)	(5,048)	(3,987)
Non-deductible executive compensation	266	1,855	—
Foreign Earnings (rate differential)	(1,013)	—	—
Other, net	433	(18)	(274)
Total	$58,963	$71,286	$52,409

The Company is not responsible for the income taxes related to the non-controlling interest's share of the joint venture's earnings. Therefore, the tax liability associated with the non-controlling interest share of the joint venture's earnings is not reported in our income tax expense, even though the joint venture's entire income is consolidated in our reported income before income tax expense. As such, the joint venture earnings have the effect of lowering our effective tax rate. This effect is more pronounced in periods in which joint venture earnings are higher relative to our other earnings.

Effective January 1, 2007, the Company adopted guidance under ASC Topic 740-10 which clarifies the accounting and disclosure for uncertainty in income taxes. The adoption of this interpretation did not have a material impact on our financial statements.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. For federal income tax purposes, the 2010 through 2012 tax years remain open for examination by the tax authorities under the normal three year statute of limitations. For state tax purposes, our 2009 through 2012 tax years remain open for examination by the tax authorities under a four year statute of limitations.

At December 31, 2012, the total unrecognized tax benefit was approximately $1.1 million. However, the liability is not recognized for accounting purposes because the related deferred tax asset has been fully reserved in prior years. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	FY 2012	FY 2011	FY 2010
		(000's omitted)	
Uncertain tax positions at January 1	$1,180	$1,180	$1,180
Increases during the year	—	—	—
Decreases during the year	—	—	—
Uncertain tax positions at December 31	$1,180	$1,180	$1,180

The Company is continuing its practice of recognizing interest and penalties to income tax matters in income tax expense. There was no accrual for interest and penalties related to uncertain tax positions for FY 2012, FY 2011 and FY 2010. The Company does not believe that there will be a material change in its unrecognized tax positions over the next twelve months. All of the unrecognized tax benefits, if recognized, would be offset by the valuation allowance.

14. Segment and Geographic Data

The Company has one reportable segment, licensing and commission revenue generated from its brands. The geographic regions consist of the United States and Other (which principally represents Canada, Japan and Europe). Revenues attributed to each region are based on the location in which licensees are located.

The net revenues by type of license and information by geographic region are as follows:

	For the Year Ended December 31,		
	2012	2011	2010
		(000's omitted)	
Licensing and other revenue by category:			
Direct-to-retail license	$150,245	$139,681	$143,114
Wholesale license	165,083	203,519	163,489
Entertainment and other	38,490	26,645	25,956
	$353,818	$369,845	$332,559
Licensing and other revenue by geographic region:			
United States	$273,903	$302,629	$287,320
Japan	36,432	31,461	16,808
Other[1]	43,483	35,756	28,431
	$353,818	$369,845	$332,559

(1) No single country represented 10% of the Company's revenues in the periods presented in this table.

15. Unaudited Consolidated Interim Financial Information

Unaudited interim consolidated financial information FY 2012 and FY 2011 is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
The year ended December 31, 2012				
Licensing and other revenue	$88,451	$93,646	$86,590	$85,131
Operating income	57,552	59,005	53,564	45,329
Net income attributable to Iconix Brand Group, Inc.	27,599	28,585	27,131	26,093
Basic earnings per share	$ 0.38	$ 0.41	$ 0.40	$ 0.38
Diluted earnings per share	0.37	0.40	0.38	0.37
The year ended December 31, 2011				
Licensing and other revenue	$92,356	$89,293	$92,683	$95,513
Operating income	60,304	57,586	58,954	51,922
Net income attributable to Iconix Brand Group, Inc.	31,432	41,543	25,968	27,162
Basic earnings per share	$ 0.43	$ 0.57	$ 0.35	$ 0.37
Diluted earnings per share	0.42	0.55	0.34	0.36

FY 2012: licensing and other revenue includes a net gain of approximately $5.6 million related to the Iconix India transaction in the second quarter, and a net gain of approximately $6.5 million related to the OP Japan transaction in the fourth quarter. Net income attributable to Iconix Brand Group, Inc. includes a net gain of $3.7 million in the fourth quarter, representing our 50% interest in a $7.4 million net gain related to an investment through the Iconix China joint venture. See Note 3 for a description of these transactions.

FY 2011: licensing and other revenue includes a net gain of approximately $5.6 million related to the OP Japan transaction in the fourth quarter. Net income attributable to Iconix Brand Group, Inc. includes a net gain of $6.4 million, representing our 50% on a $12.8 million net gain related to an investment through the Iconix China joint venture. See Note 3 for a description of these transactions.

16. Subsequent Events

Acquisition of 51% Interest in Buffalo Brand

On February 1, 2013, Iconix CA Holdings, LLC ("ICA Holdings"), a Delaware limited liability company and a wholly-owned subsidiary of the Company, formed a joint venture with Buffalo International ULC ("BII"). The name of the joint venture is 1724982 Alberta ULC (the "Alberta ULC"), an Alberta, Canada unlimited liability company. The Company, through ICA Holdings, paid $76.5 million, which was funded entirely from cash on the balance sheet, in exchange for a 51% controlling ownership of the Alberta ULC which consists of a combination of equity and a promissory note. BII owns the remaining 49% interest in the Alberta ULC. The Alberta ULC owns the intellectual property rights, licenses and other assets relating principally to the Buffalo David Bitton brand (the "Buffalo brand"). Concurrently, the Alberta ULC and BII entered into a license agreement pursuant to which the Alberta ULC licensed the Buffalo brand to BII as licensee. Additionally, ICA Holdings and BII entered into a shareholder agreement with respect to the Alberta ULC.

ASC Topic 810 affirms that consolidation is appropriate when one entity has a controlling financial interest in another entity. The Company owns a 51% membership interest in the Alberta ULC compared to the minority owner's 49% membership interest. Further, the Company believes that the voting and veto rights of the minority shareholder are merely protective in nature and do not provide them with substantive participating rights in the Alberta ULC. As such, the Alberta ULC is subject to consolidation with the Company, which will be reflected in the consolidated financial statements.

Stock Repurchase Program

On February 15, 2013, the Company's Board of Directors authorized a program to repurchase up to $300 million of its common stock over a three year period. This plan is in addition to the Program the Company announced in October 2011 to repurchase $200 million (see note 6), which was fully expended as of February 27, 2013.

Acquisition of Lee Cooper Brand

On February 20, 2013, the Company, through its wholly-owned subsidiary Iconix Luxembourg Holdings SÀRL, acquired the Lee Cooper brand for approximately $72.0 million. Founded in 1908, Lee Cooper is an iconic British denim brand that has expanded into multiple lifestyle categories including men's and women's casual wear, footwear and accessories.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Iconix Brand Group, Inc.
New York, New York

The audits referred to in our report dated February 28, 2013, relating to the consolidated financial statements of Iconix Brand Group, Inc. and Subsidiaries, which is contained in Item 8 of this Form 10-K also included the audit of the financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.

In our opinion the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA LLP

February 28, 2013
New York, New York

Schedule II - Valuation and Qualifying Accounts
Iconix Brand Group, Inc. and Subsidiaries
(In thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Reserves and allowances deducted from asset accounts:				
Accounts Receivables (a):				
Year ended December 31, 2012	$6,632	$5,362	$—	$11,994
Year ended December 31, 2011	$6,165	$ 467	$—	$ 6,632
Year ended December 31, 2010	$3,917	$2,253	$ (5)	$ 6,165

(a) These amounts include reserves for bad debts.

The preceding page is the last page of the Form 10-K. Exhibits to the Form 10-K have been included only with copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of exhibits, is available free of charge upon written request to Iconix Brand Group, Inc., 1450 Broadway, New York, NY 10018, Attention: Corporate Secretary. In addition, upon similar request, copies of individual exhibits will be furnished upon payment of a reasonable fee.

The stock performance graph required by Item 201(e) of SEC Regulation S-K appears below:

The following line graphs compares from December 31, 2007 to December 31, 2012 the cumulative stockholder return on the Company's common stock with the cumulative total return on stock of companies comprising the NASDAQ Market Index and one peer group assuming $100 was invested on December 31, 2007 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of all dividends, if any, paid on such securities. The Company has not paid any cash dividends and, therefore, the cumulative total return calculation for the Company is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The peer group is based on GICS codes 25203010 – Apparel, Accessories & Luxury Goods and 25203020 – Footwear, with comparable revenue and earnings levels. The peer group consists of American Apparel, Inc., Carter's, Inc., Cherokee, Inc., Columbia Sportswear Company, Crocs, Inc., Deckers Outdoor Corporation, Delta Apparel, Inc., Exceed Company, Fossil, Inc., G-III Apparel Group Ltd., Gildan Activewear Inc., Hanesbrands Inc., lululemon athletica inc., Maidenform Brands, Inc., Oxford Industries, Inc., Perry Elllis International, Inc., PVH Corp., Quiksilver, Inc., Ralph Lauren Corporation, Rocky Brands, Inc., Skechers U.S.A., Inc., The Jones Group Inc., True Religion Apparel, Inc., Under Armour, Inc., Vera Bradley, Inc. and Wolverine World Wide, Inc. Historical price is not necessarily indicative of future stock performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2007
2008
2009
2010
2011
2012
Iconix Brand Group, Inc.
NASDAQ Market Index
Peer Group Index

The Company increased the size of the peer group for the 2012 Annual Report. The Company believes that the increased peer group more accurately reflects its peers and also brings the peer group more in line with the Company's peers for executive compensation purposes.

The following line graphs compares from December 31, 2007 to December 31, 2012 the cumulative stockholder return on the Company's common stock with the cumulative total return on stock of companies comprising the NASDAQ Market Index and the peer group contained in the 2011 Annual Report assuming $100 was invested on December 31, 2007 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of all dividends, if any, paid on such securities. The Company has not paid any cash dividends and, therefore, the cumulative total return calculation for the Company is based solely upon stock price appreciation and not upon reinvestment of cash dividends. Historical price is not necessarily indicative of future stock performance.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2007
2008
2009
2010
2011
2012
Iconix Brand Group, Inc.
NASDAQ Market Index
Peer Group Index

The following tables detail unaudited reconciliations from non-GAAP amounts to U.S. GAAP and the effects of these items:

	(Unaudited) Year ended		
(in thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
EBITDA(1)	$216,963	$229,558	$209,567
Reconciliation of EBITDA:			
Net Income	109,408	126,105	98,847
Add: Income taxes	58,963	71,286	52,409
Add: Interest expense and other, net, the Ed Hardy gain and loss on marketable securities	41,826	24,194	49,552
Add: Depreciation and amortization of certain intangibles	6,766	7,973	8,759
EBITDA	$216,963	$229,558	$209,567

(1) EBITDA, a non-GAAP financial measure, represents net income before income taxes, interest, other non-operating gains and losses, depreciation and amortization expenses. The Company believes EBITDA provides additional information for determining its ability to meet future debt service requirements, investing and capital expenditures.

(in thousands)	(Unaudited) Year ended Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Free Cash Flow[2]	$180,485	$179,213	$166,571
Reconciliation of Free Cash Flow:			
Net Income	109,408	126,105	98,847
Add: Non-cash income taxes, non-cash interest related to convertible debt, depreciation, amortization of certain intangibles and finance fees, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash gain/loss from sale of trademarks, re-measurement of investments and loss on marketable securities	72,675	56,350	70,914
Less: Capital expenditures	(1,598)	(3,242)	(3,190)
Free Cash Flow	$180,485	$179,213	$166,571

(2) Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash non-recurring gains and charges, less capital expenditures. The Free Cash Flow also excludes any changes in Balance Sheet items. The Company believes Free Cash Flow is useful in evaluating its financial condition because it is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Candie's

BONGO

BADGLEY MISCHKA

RAMPAGE


DANSKIN

Mudd



LONDON FOG


Op

MATERIAL GIRL

TRUTH or DARE BY MADONNA

BUFFALO
DAVID BITTON

JOE BOXER


STARTER

Ed Hardy

ROCAWEAR

ARTFUL DODGER


ZOO YORK


MARC ECKŌ
CUT & SEW


umbro


ECKŌ UNLTD.
WE ARE UNLIMITED


Modern Amusement


Lee Cooper


BILLIONAIRE BOYS CLUB

Icecream

CANNON
EST. 1887

WAVERLY

CHARISMA


ROYAL VELVET



TRADEMARK
FIELDCREST

Sandra
by Sandra Lee

SHARPER IMAGE


PEANUTS

ICONIX

MISSION:

TO BE THE WORLD'S PREMIER OWNER OF A DIVERSIFIED PORTFOLIO OF STRONG CONSUMER BRANDS

ICONIX

BRAND GROUP, INC.

1450 BROADWAY | 3RD FLOOR | NEW YORK, NY 10018 | 212.730.0030

ICONIX BRAND GROUP, INC.
1450 Broadway, 3rd Floor
New York, New York 10018

June 7, 2013

Dear Fellow Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders which will be held on Monday, July 22, 2013, at 10:00 A.M. local time, at the offices of Iconix Brand Group, Inc., 1450 Broadway, 4th Floor, New York, New York 10018.

The Notice of Annual Meeting and Proxy Statement, which follow, describe the business to be conducted at the meeting.

Your vote is very important. Whether or not you plan to attend the meeting in person, we will appreciate a prompt submission of your vote. We hope to see you at the meeting.

Cordially,

Neil Cole
Chairman of the Board,
President and
Chief Executive Officer

ICONIX BRAND GROUP, INC.
1450 Broadway, 3rd Floor
New York, New York 10018

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 22, 2013

To the Stockholders of ICONIX BRAND GROUP, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Iconix Brand Group, Inc. (the "Company") will be held on Monday, July 22, 2013, at 10:00 A.M. local time, at the Company's offices at 1450 Broadway, 4th Floor, New York, New York 10018, for the following purposes:

1. To elect seven directors to hold office until the next Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified;
2. To ratify the appointment of BDO USA, LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2013;
3. To approve, by non-binding advisory vote, the resolution approving named executive officer compensation; and
4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only stockholders of record at the close of business on May 29, 2013 are entitled to notice of and to vote at the Company's Annual Meeting of Stockholders or any adjournments or postponements thereof.

PLEASE NOTE THAT ATTENDANCE AT THE ANNUAL MEETING WILL BE LIMITED TO STOCKHOLDERS OF ICONIX BRAND GROUP, INC. AS OF THE RECORD DATE (OR THEIR AUTHORIZED REPRESENTATIVES) HOLDING EVIDENCE OF OWNERSHIP. IF YOUR SHARES ARE HELD BY A BANK OR BROKER, PLEASE BRING TO THE MEETING YOUR BANK OR BROKER STATEMENT EVIDENCING YOUR BENEFICIAL OWNERSHIP OF ICONIX BRAND GROUP, INC. COMMON STOCK TO GAIN ADMISSION TO THE MEETING.

You may vote your shares via a toll-free telephone number or over the Internet. If you received a proxy card by mail, you may vote by signing, dating and mailing the proxy card in the envelope provided. Whether or not you attend the meeting, it is important that your shares be represented and voted.

By Order of the Board of Directors,

Neil Cole
Chairman of the Board, President
and Chief Executive Officer

June 7, 2013

PROXY STATEMENT
ICONIX BRAND GROUP, INC.
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 22, 2013

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of ICONIX BRAND GROUP, INC. (the "Company", "Iconix", "we", "us" or "our") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on July 22, 2013 at 10:00 AM local time, including any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

Notice of Electronic Availability of Proxy Statement and Annual Report. As permitted by rules adopted by the United States Securities and Exchange Commission (the "SEC"), we are making this proxy statement and our annual report to stockholders for the fiscal year ended December 31, 2012 available to our stockholders electronically via the Internet instead of mailing a printed copy of these materials to each such stockholder. On or about June 7, 2013, we will mail to our stockholders a notice containing instructions on how to access this proxy statement and our annual report to stockholders and vote online (the "Notice"). If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report to stockholders. The Notice also instructs you on how you may submit your proxy over the Internet. If you receive a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Annual Meeting, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the Annual Meeting in order to vote.

Proxies duly executed and returned to the management of the Company and not revoked, will be voted at the Annual Meeting. Any proxy given may be revoked by the stockholder at any time prior to the voting of the proxy by a subsequently dated proxy or by voting again at a later date on the internet or by telephone, by written notification of such revocation to the Secretary of the Company, or by personally withdrawing the proxy at the meeting and voting in person. Only the latest ballot or Internet or telephone proxy submitted by a stockholder prior to the Annual Meeting will be counted.

The address and telephone number of the principal executive offices of the Company are:

1450 Broadway, 3rd Floor
New York, New York 10018
Telephone No.: (212) 730-0030

IF YOUR SHARES ARE HELD IN STREET NAME THROUGH A BROKER, BANK, OR OTHER NOMINEE, YOU NEED TO CONTACT THE RECORD HOLDER OF YOUR SHARES REGARDING HOW TO REVOKE YOUR PROXY.

OUTSTANDING STOCK AND VOTING RIGHTS

Only stockholders of record at the close of business on May 29, 2013 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were issued and outstanding 55,430,378 shares of the Company's common stock, $.001 par value per share (the "common stock"), the Company's only class of voting securities. Each share of common stock entitles the holder to one vote on each matter submitted to a vote at the Annual Meeting.

VOTING PROCEDURES

The directors will be elected by a majority of the votes "cast" (the number of shares voted "for" a director nominee must exceed the number of votes cast as "withheld" with respect to that nominee), provided a quorum is present. All other matters to be voted upon at the Annual Meeting will be decided by the affirmative vote of the holders of a majority of the shares cast "for" the matter, provided a quorum is present. A quorum is present if at least a majority of the shares of common stock outstanding as of the Record Date are present in person or represented by proxy at the Annual Meeting. Votes will be counted and certified by one or more Inspectors of Election who are expected to be one or more employees of the Company's transfer agent. In accordance with Delaware law, abstentions and "broker non-votes" (*i.e.,* proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be treated as present for purposes of determining the presence of a quorum. For purposes of determining approval of a matter presented at the meeting, abstentions will be deemed present and entitled to vote and will, therefore, have the same legal effect as a vote "against" a matter presented at the meeting. Broker non-votes will be deemed not entitled to vote on the subject matter as to which the non-vote is indicated and will, therefore, have no legal effect on the vote on that particular matter.

Proxies will be voted in accordance with the instructions thereon. Unless otherwise stated, all shares represented by a proxy will be voted as instructed. Proxies may be revoked as noted above.

PROPOSAL I

ELECTION OF DIRECTORS

At the Annual Meeting, seven directors will be elected to hold office for a term expiring at the next Annual Meeting of Stockholders, which is expected to be held in 2014, or until their successors have been duly elected and qualified, or until their earlier death, resignation or removal.

At the Annual Meeting, proxies granted by stockholders will be voted individually for the election, as directors of the Company, of the persons listed below, unless a proxy specifies that it is not to be voted in favor of a nominee for director. Each of the persons named below is presently a member of the Company's Board of Directors and has indicated to the Board that he will be available to serve. The Board of Directors recommends that you vote "For" the nominees listed below.

When reviewing candidates to our Board of Directors ("Board"), the Corporate Governance/Nominating Committee of our Board (the "Governance/Nominating Committee") and the Board consider the evolving needs of the Board and seek candidates that fill any current or anticipated future needs. The Governance/Nominating Committee and the Board also believe that all directors should possess the attributes described below under "Consideration of Director Nominees by the Board." While the Governance/Nominating Committee does not have a formal policy with respect to diversity, the Board and the Governance/Nominating Committee believe that it is important that the Board members represent diverse viewpoints. In considering candidates for the Board, the Governance/Nominating Committee and the Board consider the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board are also considered. In addition to the qualities and skills of the directors that are referred to under "Consideration of Director Nominees by the Board", certain individual qualifications and skills of our directors that contribute to the Board's effectiveness as a whole and what makes the individuals suitable to serve on our Board are described in the following paragraphs.

Name	Age	Position with the Company
Neil Cole	56	Chairman of the Board, President and Chief Executive Officer
Barry Emanuel	71	Director
Drew Cohen	44	Director
F. Peter Cuneo	69	Director
Mark Friedman	49	Director
James A. Marcum	53	Director
Laurence N. Charney	66	Director

Neil Cole has served as Chairman of our Board and as our Chief Executive Officer and President since February 1993. Prior to this, Mr. Cole served as Chairman of the Board, President and Treasurer of New Retail Concepts, Inc., a company he founded in 1986 and from which we acquired the Candies trademark in 1993. For over 30 years Mr. Cole has acquired, developed, promoted and managed a substantial portfolio of brands. As Chairman, Chief Executive Officer and President, Mr. Cole marshaled our transition from a traditional apparel and footwear operating entity to a brand management company. Since the completion of the transition in 2005 and as a result of Mr. Cole's leadership, our portfolio of brands has grown from two brands to over 30 brands with tremendous diversification in apparel, footwear, sportswear, fashion accessories, beauty and fragrance, home products, consumer electronics and character licensing. In 2001, Mr. Cole founded The Candie's Foundation, a non-profit organization that works to educate America's youth about the devastating consequences of teenage pregnancy and creates a national dialogue on the issue. Mr. Cole was a member of Governor Cuomo's SAGE Commission from April 2011 to February 2013, and currently serves as a director on the Board of Directors for The Candie's Foundation, The Mount Sinai Children's Center Foundation and Crutches 4 Kids. Mr. Cole received a Bachelor of Science degree in political science from the University of Florida in 1978 and his Juris Doctor from Hofstra law school in 1982. The Board believes that Mr. Cole's global executive leadership skills, his significant experience as an executive in our industry, including as our Chief Executive Officer for more than the past 18 years, and his role in transforming our company from a manufacturing company to a leading brand management company make him uniquely qualified to sit on our Board and serve as its chairman.

Barry Emanuel has served on our Board since May 1993. For more than the past five years, Mr. Emanuel has served as president of Copen Associates, Inc., a textile manufacturer located in New York, New York. He received his Bachelor of Science degree from the University of Rhode Island in 1962. The Board believes that Mr. Emanuel's more than 30 years of experience in the apparel industry, including his service as our director for almost 20 years, contributes valuable insight to our Board.

Drew Cohen has served on our Board since April 2004. Since 2007 he has been the President of Music Theatre International, which represents the dramatic performing rights of classic properties, such as "West Side Story" and "Fiddler on the Roof," and licenses over 50,000 performances a year around the world. Before joining Music Theatre International in September 2002, Mr. Cohen was, from July 2001, the Director of Investments for Big Wave NV, an investment management company, and, prior to that, General Manager for GlassNote Records, an independent record company. Mr. Cohen received a Bachelor of Science degree from Tufts University in 1990, his Juris Doctor degree from Fordham Law School in 1993, and a Masters degree in business administration from Harvard Business School in 2001. The Board believes that Mr. Cohen's legal and business background and experience as an executive in an industry heavily involved in the licensing business, make him well suited to serve on our Board.

F. Peter Cuneo has served on our Board since October 2006. From June 2004 through December 2009 Mr. Cuneo served as the Vice Chairman of the Board of Directors of Marvel Entertainment, Inc. ("Marvel Entertainment"), a publicly traded entertainment company active in motion pictures, television, publishing, licensing and toys, and prior thereto, he served as the President and Chief Executive Officer of Marvel Entertainment from July 1999 to December 2002. Mr. Cuneo has also served as the Chairman of Cuneo & Co., L.L.C., a private investment firm, since July 1997 and previously served on the Board of Directors of WaterPik Technologies, Inc., a New York Stock Exchange company engaged in designing, manufacturing and marketing health care products, swimming pool products and water-heating systems, prior to its sale in 2006. From October 2004 to December 2005, he served on the Board of Directors of Majesco Entertainment Company, a provider of video game products primarily for the family oriented, mass market consumer. Mr. Cuneo received a Bachelor of Science degree from Alfred University in 1967 and currently serves as the Chairman of the Alfred University Board of Trustees. Mr. Cuneo received a Masters degree in business administration from Harvard Business School in 1973. The Board believes that Mr. Cuneo's extensive business and financial background and significant experience as an executive of Marvel Entertainment, an owner and licensor of iconic intellectual property, contributes important expertise to our Board.

Mark Friedman has served on our Board since October 2006. Mr. Friedman has been a Managing Director at The Retail Tracker, an investment advisory and consulting firm since May 2006. From 1996 to 2006 Mr. Friedman was with Merrill Lynch, serving in various capacities including group head of its U.S. equity research retail team where he specialized in analyzing and evaluating specialty retailers in the apparel, accessory and home goods segments. Prior to joining Merrill Lynch, he specialized in similar areas for Lehman Brothers Inc. and Goldman, Sachs & Co. Mr. Friedman has been ranked on the Institutional Investor All-American Research Team as one of the top-rated sector analysts and received a Bachelor of Business Administration degree from the University of Michigan in 1986 and a Masters degree in business administration from The Wharton School, University of Pennsylvania in 1990. The Board believes that Mr. Friedman's extensive business background and investment banking experience adds key experience and viewpoints to our Board.

James A. Marcum has served on our Board since October 2007. From February 2010 through December 31, 2012, Mr. Marcum served as the Chief Executive Officer, President and a member of the board of Central Parking Corporation, a nationwide provider of professional parking management. From September 2008 to January 2010, Mr. Marcum served as Vice Chairman, Acting President and Chief Executive Officer of Circuit City Stores, Inc., a specialty retailer of consumer electronics, home office products and entertainment software.

Mr. Marcum has served as a member of the board of directors of Circuit City Stores, Inc. since June 2008. Circuit City Stores, Inc. filed for bankruptcy in November 2008. He has served as an operating partner and executive of Tri-Artisan Capital Partners, LLC, a merchant banking firm, and of Tri-Artisan Capital Partners from 2004 until March 2008. From January 2005 to January 2006, he served in various capacities, including chief executive officer and director, of Ultimate Electronics, Inc., a consumer electronics retailer. Prior thereto, Mr. Marcum has served in various senior executive capacities and as a board member for a variety of nationwide specialty retailers. He received a Bachelor of Science degree from Southern Connecticut State University in accounting and economics in 1980. The Board believes that Mr. Marcum's contributions to the Board are well served by his extensive business background, his experience as a corporate executive of national retail establishments.

Laurence N. Charney has served on our Board since February 2011. From 1970 until his retirement in June 2007, Mr. Charney worked for Ernst & Young LLP, where over the course of his career, he served as audit partner, practice leader and senior advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of privately held businesses and small-to mid-cap public corporations across the consumer products, high tech/software, media/entertainment and non-profit sectors. Since April 2011, Mr. Charney has served as the audit committee chairperson on the board of Pacific Drilling SA, a New York Stock Exchange company that provides ultra-deepwater drilling services to the oil and natural gas industry. Since March 2012, Mr. Charney has served as the audit committee chairperson on the board of TG Therapeutics, Inc., a NASDAQ company that focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of cancer and other therapeutic needs. Mr. Charney formerly served as an audit committee member on the board of Marvel Entertainment, Inc. from July 2007 through December 2009. Mr. Charney graduated with a Bachelor's of business administration degree from Hofstra University and completed the Executive MBA in Business program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. The Board believes that Mr. Charney's significant accounting and financial background contributes important expertise to our Board.

Board Independence

Our Board has determined that Messrs. Cohen, Cuneo, Emanuel, Friedman, Marcum and Charney are each an "independent director" under the Rules of The NASDAQ Stock Market LLC ("NASDAQ").

Board Attendance at Stockholder Meetings

Members of the Board are encouraged to attend Annual Meetings of Stockholders. Four members of our Board of Directors attended last year's Annual Meeting of Stockholders.

Communications with the Board of Directors

Our Board of Directors, through its Governance/Nominating Committee, has established a process for stockholders to send communications to the Board. Stockholders may communicate with members of the Board individually or the Board as a group by writing to: The Board of Directors of Iconix Brand Group, Inc. c/o Corporate Secretary, 1450 Broadway, 3rd Floor, New York, NY 10018. Stockholders should identify their communication as being from a stockholder of the Company. The Corporate Secretary may require reasonable evidence that the communication or other submission is made by a stockholder of the Company before transmitting the communication to the Board.

Consideration of Director Nominees by the Board

Stockholders of the Company wishing to recommend director candidates to the Governance/Nominating Committee for election to our Board at our Annual Meeting of Stockholders must submit their recommendations in writing to the Governance/Nominating Committee, c/o Corporate Secretary, Iconix Brand Group, Inc., 1450 Broadway, 3rd Floor, New York, NY 10018.

The Governance/Nominating Committee will consider nominees recommended by the Company's stockholders provided that the recommendation contains sufficient information for the Governance/ Nominating Committee to assess the suitability of the candidate, including the candidate's qualifications, name, age, business and residence addresses. Candidates recommended by stockholders that comply with these procedures will receive the same consideration that candidates recommended by the committee receive. The recommendations must also state the name and record address of the stockholder who is submitting the recommendation and the class and number of shares of the Company's common stock beneficially owned by the stockholder. In addition, it must include information regarding the recommended candidate relevant to a determination of whether the recommended candidate would be barred from being considered independent under NASDAQ Marketplace Rule 5605(a)(2), or, alternatively, a statement that the recommended candidate would not be so barred. Each nomination is also required to set forth a representation that the stockholder making the nomination is a holder of record of capital stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated; a description of all arrangements and understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination was made by the stockholder; such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the Board of Directors; and the consent of each nominee to serve as a director of the Company if so elected. A nomination which does not comply with the above requirements or that is not received by the deadline referred to below in "Deadline and Procedures for Submitting Director Nominations" will not be considered.

The qualities and skills sought in prospective members of the Board are determined by the Governance/ Nominating Committee. The Governance/Nominating Committee generally requires that director candidates be qualified individuals who, if added to the Board, would provide the mix of director characteristics, experience, perspectives and skills appropriate for the Company. Criteria for selection of candidates will include, but not be limited to: (i) business and financial acumen, as determined by the committee in its discretion, (ii) qualities reflecting a proven record of accomplishment and ability to work with others, (iii) knowledge of our industry, (iv) relevant experience and knowledge of corporate governance practices, and (v) expertise in an area relevant to the Company. Such persons should not have commitments that would conflict with the time commitments of a director of the Company.

Deadline and Procedures for Submitting Director Nominations

A stockholder wishing to nominate a candidate for election to our Board of Directors at the Annual Meeting of Stockholders is required to give written notice containing the required information specified above addressed to the Governance/Nominating Committee, c/o Corporate Secretary, Iconix Brand Group, Inc., 1450 Broadway, 3rd Floor, New York, NY 10018 of his or her intention to make such a nomination. The notice of nomination and other required information must be received by our corporate Secretary in accordance with the dates set forth in the section below entitled "Stockholder Proposals for the 2014 Annual Meeting—Director Nominations, Proposal for Action and Other Business Brought Before the Annual Meeting."

CORPORATE GOVERNANCE

Board Leadership Structure

Currently, the Board believes our current leadership structure, where our Chief Executive Officer also serves as our Chairman, provides the most efficient and effective leadership model by enhancing the Chairman and Chief Executive Officer's ability to provide insight and direction of business strategies and plans to both the Board and management. The Board believes our business strategies are best served if the Chairman is also a member of our management team. The Board believes that a single person, acting in the capacities of Chairman and Chief Executive Officer, provides unified leadership and focus. We do not have a lead independent director; however, all of our Board committees are comprised of independent directors. We believe the independent nature of our Board committees, as well as the practice of our independent directors to meet in executive session without Mr. Cole and the other members of our management present, ensures that our Board maintains a level of independent oversight of management that is appropriate for our Company.

Risk Management

The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board regularly reviews information regarding the Company's credit, liquidity, proposed acquisitions and operations, as well as all other risks associated with the Company's business. The Company's Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements, as well as all of the Company's benefit plans. The Audit Committee oversees management of financial risks and potential conflicts of interest with related parties. The Governance/Nominating Committee manages risks associated with the independence of the Board of Directors. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports, or otherwise, about such risks.

Corporate Governance Policies

We have adopted a written code of business conduct that applies to our officers, directors and employees, responsive to Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC. In addition, we have established an ethics web site at www.ethicspoint.com. To assist individuals in upholding the code of conduct and to facilitate reporting, we have established an on-line anonymous and confidential reporting mechanism that is hosted at www.ethicspoint.com, and an anonymous and confidential telephone hotline at 800-963-5864. Copies of our code of business conduct are available, without charge, upon written request directed to our Corporate Secretary at Iconix Brand Group, Inc., 1450 Broadway, 3rd Floor, New York, NY 10018.

Committees of the Board of Directors

Our by-laws authorize our Board to appoint one or more committees, each consisting of one or more directors. Our Board currently has three standing committees: an Audit Committee, Governance/Nominating Committee and a Compensation Committee, each of which has adopted written charters and which are currently available on our website. We are not incorporating any of the information on our web site into this proxy statement. Each member of the Audit Committee, Governance/Nominating Committee and Compensation Committee is, and is required to be, an "independent director" under the Marketplace Rules of NASDAQ.

Audit Committee

Our Audit Committee's responsibilities include:

- appointing, replacing, overseeing and compensating the work of a firm to serve as the registered independent public accounting firm to audit our financial statements;
- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

- considering the adequacy of our internal accounting controls and audit procedures; and
- pre-approving (or, as permitted, approving) all audit and non-audit services to be performed by the independent registered public accounting firm.

The members of our Audit Committee are Messrs. Cuneo, Cohen, Marcum and Charney, and Mr. Cuneo currently serves as its chairperson. In addition to being an "independent director" under the Marketplace Rules of NASDAQ, each member of the Audit Committee is an independent director as that term is defined by applicable SEC rules under the Securities Exchange Act of 1934. Our Board of Directors has also determined that Mr. Cuneo is the "audit committee financial expert," as that term is defined under applicable SEC rules and NASDAQ Marketplace Rules, serving on the audit committee.

Governance/Nominating Committee

Our Governance/Nominating Committee's responsibilities include:

- assisting the Board in defining and assessing qualifications for Board membership and identifying qualified individuals to serve as Directors;
- recommending Director nominees for each annual meeting of the stockholders and nominees for election and filling any vacancies on the Board;
- considering and recommending to the Board corporate governance principles applicable to the Company; and
- leading the Board in its self-evaluation and establishing criteria in such evaluation.

The members of our Governance/Nominating committee are Messrs. Cohen, Emanuel, Friedman and Marcum. Mr. Cohen currently serves as its chairperson.

Compensation Committee

Our Compensation Committee's responsibilities include:

- formulating, evaluating and approving compensation for our executive officers, including the chief executive officer;
- overseeing and approving all compensation programs involving our stock and other equity securities;
- reviewing and discussing with management the Compensation Discussion and Analysis ("CD&A") required under Item 402 of Regulation S-K promulgated by the SEC; and
- assessing the risks associated with our compensation practices, policies and programs.

The members of our Compensation Committee are Messrs. Cuneo, Emanuel and Friedman. Mr. Friedman currently serves as its chairperson.

From time to time, management provides to the compensation committee proposals concerning total compensation for officers. The Committee considers recommendations from our president and chief executive officer regarding total compensation for such officers. The committee also approves grants of equity awards to employees.

Under its charter, the Compensation Committee may form and delegate authority to subcommittees or individuals, including, but not limited to, a subcommittee composed of one or more members of the Board or an executive to grant and administer stock, option and other equity awards under the Company's equity incentive plans.

Meetings of the Board of Directors and its Committees during the Year Ended December 31, 2012

The Board of Directors held six meetings (including four executive sessions with the independent Board members) during the fiscal year ended December 31, 2012 ("FY 2012"), and it also took action by unanimous written consent in lieu of meetings. In addition, during FY 2012, the Audit Committee held five meetings, the Governance/Nominating Committee held one meeting and the Compensation Committee held four formal meetings. During FY 2012, each of the Company's directors attended at least seventy-five percent of the aggregate of: (i) the total number of meetings of the Board of Directors; and (ii) the total number of meetings of all committees of the Board on which they served. Also, members of Board and each of the committees met periodically during FY 2012 to address various matters and took action by unanimous written consent in lieu of meetings and also have informal meetings and correspondence.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% owners are required by certain SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by it, we believe that during 2012, there was compliance with the filing requirements applicable to its officers, directors and 10% common stockholders.

Director Compensation

The compensation committee determined that for each full year of service as a director of our company during 2012, each non-employee member of the Board would receive a cash payment of $50,000, payable 50% on or about each January 1 and 50% on or about each July 1, and a number of restricted shares of common stock with a fair market value of $100,000 on January 1, vesting 100% on July 1 of each year. In addition, the compensation committee determined that the audit committee chair would receive an annual stipend of $15,000, and the chairs of the compensation committee and nominating and governance committee would receive an annual stipend of $10,000, each payable each July 1.

The following table sets forth compensation information for 2012 for each person who served as a member of our Board of Directors at any time during 2012 who is not also an executive officer. An executive officer who serves on our Board does not receive additional compensation for serving on the Board. See Summary Compensation Table and Grants of Plan-Based Awards Table for disclosures related to our Chairman of the Board, President and Chief Executive Officer, Neil Cole.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Barry Emanuel	$50,000	$100,000	—	—	—	—	$150,000
Drew Cohen	60,000	100,000	—	—	—	—	160,000
F. Peter Cuneo	65,000	100,000	—	—	—	—	165,000
Mark Friedman	60,000	100,000	—	—	—	—	160,000
James A. Marcum	50,000	100,000	—	—	—	—	150,000
Laurence N. Charney	50,000	100,000	—	—	—	—	150,000

(1) Represents the aggregate grant date fair value. See Note 6 to Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for a discussion for the relevant assumptions used in calculating grant date fair value. At December 31, 2012 our non-employee directors owned (i) the following

unexercised options—Drew Cohen 50,000; Barry Emanuel—141,073 and (i) the following shares of restricted stock that had not yet vested—Laurence Charney—7,836 shares of restricted stock.

Director Compensation for 2013. For 2013, each non-employee member of the Board will receive annual cash payments of $70,000, 50% of which was paid in January and February 2013 and 50% of which will be paid on or about July 1, and each received an award on January 1, 2013 of a certain number of restricted shares of our common stock with a fair market value of $100,000 on January 1, 2013, all of which vests on July 1, 2013. In addition, the audit committee chair will receive an annual stipend of $25,000, and the chairs of the compensation committee and nominating and governance committee will receive an annual stipend of $20,000, and $15,000, respectively, each payable each July 1.

EXECUTIVE OFFICERS

Our Board of Directors appoints the officers of the Company on an annual basis and its officers serve until their successors are duly elected and qualified, unless earlier removed by the Board of Directors. No family relationships exist among any of our officers or directors.

In addition to Mr. Cole, our other executive officers their positions with us and certain other information with respect to these officers, as of the Record Date, are set forth below:

Name	Age	Position
Warren Clamen	48	Executive Vice President and Chief Financial Officer
Andrew Tarshis	47	Executive Vice President and General Counsel
David Blumberg	54	Executive Vice President—Head of Strategic Development

Warren Clamen has served as our Executive Vice President and Chief Financial Officer since November 11, 2008. Prior to that, Mr. Clamen served as our Chief Financial Officer since joining our company in March 2005. From June 2000 until March 2005, Mr. Clamen served as Vice President of Finance for Columbia House, one of the world's largest licensees of content for music and film, and from December 1998 to June 2000, he was Vice President of Finance of Marvel Entertainment, Inc., a then publicly traded entertainment company active in motion pictures, television, publishing, licensing and toys. Prior to that time, Mr. Clamen served as the director, international management for Biochem Pharma Inc., a biopharmaceutical company located in Montreal, Canada, and as a senior manager at Richter, Usher and Vineberg, an accounting firm also located in Montreal, Canada. Mr. Clamen is a certified public accountant and a chartered accountant. He received a Bachelor of Commerce degree in 1986 and a Graduate Diploma in public accounting in 1988, each from McGill University in Montreal.

Andrew Tarshis has served as our Executive Vice President and General Counsel since November 11, 2008. Prior to that, Mr. Tarshis served as our Senior Vice President and General Counsel since September 2006. From July 2005, when he joined our company in connection with our acquisition of the Joe Boxer brand, until September 2006, he served as our Senior Vice President, Business Affairs and Associate Counsel. Prior to joining our company, from May 2001 to July 2005, Mr. Tarshis served as Senior Vice President and General Counsel to Windsong Allegiance Group, LLC and, from December 1998 to May 2001, he served as a general attorney for Toys R Us, Inc. Mr. Tarshis received a Bachelor of Arts degree from the University of Michigan, Ann Arbor in 1988 and his Juris Doctor degree from the University of Connecticut School of Law in 1992.

David Blumberg has served as our Head of Strategic Development since February 2009 and has served as our Executive Vice President—Head of Strategic Development since August 2009. From November 2006 through January 2009, Mr. Blumberg served our company as a full-time consultant overseeing our merger and acquisition activities. Prior to joining our company as a consultant, during 2005 through October 2006, Mr. Blumberg worked as a consultant to LF Management Ltd., an affiliate of Li & Fung Limited/ LF USA. Prior to joining Li & Fung, from January 1997 to November 1999, Mr. Blumberg was president and managing director—investment banking of Wit Capital, Inc., an online investment bank. From 1981 to 1993, Mr. Blumberg was a managing director and senior vice president of Merrill Lynch Interfunding Inc. and Merrill Lynch Capital Markets—Investment Bank, respectively. Mr. Blumberg received a Bachelor of Science, cum laude in economics from Colgate University in 1981 and a Masters degree in business administration in corporate finance from New York University in 1987.

Executive Compensation

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide the information necessary for understanding the compensation philosophy, policies and decisions which are material to the compensation of our principal executive officer, our principal financial officer and our three other most highly compensated executive officers (we refer to these officers as our "named executive officers") during 2012. This Compensation Discussion and Analysis will place in context the information contained in the tables and accompanying narratives that follow this discussion.

Executive Summary

Results of Stockholder Outreach and Changes to Disclosure

- Disclosure of the Company's response to the advisory vote by stockholders in 2012 regarding executive compensation
- Additional disclosure of the Company's relative performance peer group
- Additional disclosure of our performance goals and the difficulty of achieving such goals

Changes to Corporate Governance

- Adopted additional Corporate Governance Principles
- Amended Equity Plan to specifically prohibit
    - share recycling
    - option repricing
    - payment of dividends on unvested shares of restricted stock and
    - buy-outs of underwater options
- Adopted a Clawback Policy
- Adopted an Anti-Hedging Policy

Changes in Compensation Practices

- The one renewal contract for a named executive officer that was entered into in 2013
    - eliminated automatic salary increases
    - included a mix of financial targets (EBITDA Growth and Free Cash Flow) in addition to acquisition targets, which incentivizes this named executive officer to identify acquisition opportunities consistent with the Company's acquisition strategy
    - eliminated cash bonus and stock options payable on the consummation of acquisitions
- Significant increase in percentage of compensation at risk commencing in 2011

Stockholder Outreach

At our 2012 Annual Meeting, approximately 27% of stockholder votes were cast in favor of our advisory vote on executive compensation (also commonly referred to as "Say on Pay") and approximately 73% of the stockholder votes that were cast opposed our Say on Pay proposal. Based on the vote results and the need for more information in order to understand the basis for the vote, we determined we would benefit from engagement with our stockholders. Additionally, we undertook a comprehensive review of the compensation programs for our executive officers, including our Chief Executive Officer.

Throughout 2012 and to date, we have contacted our stockholders and are working to address their concerns. While certain of the issues raised could not be addressed this year, they will be considered by our Board in framing our policies in the future. We believe that our stockholder outreach process has had an impact on our compensation program, as well as our understanding of our stockholders' concerns and issues.

As a result of our stockholder outreach, we have addressed the following:

- Disclosure of Peer Groups
- Enhanced disclosure related to performance metrics
- Discussion of difficulty of achievement of performance metrics

Stockholder/Governance Friendly Aspects of the Current Program

What we do

Pay for Performance. Pursuant to Mr. Cole's current employment agreement, approximately 75% of his compensation is "at risk" (over the term) based on performance metrics.

Clawback Policy. We have adopted a clawback policy that applies if there is a restatement of our financial statements that is required, within the previous three years, to correct accounting errors due to material non-compliance with any financial reporting requirements under the federal securities laws.

Election of Directors. We require directors to be elected annually by a majority of shares voting at the meeting.

Anti-Hedging Policy. We have a policy prohibiting directors and officers from engaging in hedging transactions, which include puts, calls and other derivative securities, with respect to the Company's equity securities.

What we don't do

No gross-ups. We do not have any provisions requiring the Company to gross-up compensation to cover taxes owed by our executives.

Limited Retirement and Health Benefits and No Excess Perquisites. We have a 401k program and have never had a defined benefit plan. No supplemental executive retirement plans or other pension benefits.

No option repricing or exchanges. Historically, we have not

- Repriced options;
- Paid dividends on unvested shares of restricted stock; or
- Bought out underwater options for cash.

We have amended our Equity Incentive Plan to explicitly prohibit these practices, as well as recycling shares subject to stock options, stock grants or performance awards which, for any reason, after the date of the amendment, are cancelled.

Board Structure. We do not have a classified Board.

Our Performance

During 2012, we continued to record strong performance. The chart below illustrates the Company's compounded total shareholder return ("TSR") for the past one, three, five, eight and ten years at December 31, 2012 and March 31, 2013:

	TOTAL SHAREHOLDER RETURNS				
	1 year	**3 year**	**5 year**	**8 years**	**10 years**
At December 31, 2012	37%	21%	3%	19%	35%
At March 31, 2013	49%	19%	8%	24%	43%

The chart below compares the Company's TSR for the past one, three and five years also as of December 31, 2012 and March 31, 2013 to the relative performance peer group used in determining the PSUs as described below:

	TSR as of 12/31/2012			TSR as of 3/31/2013		
	1 year	3 year	5 year	1 year	3 year	5 year
Company Name						
American Apparel, Inc.	40%	-31%	-42%	171%	-11%	-25%
Carter's, Inc.	40%	28%	24%	15%	24%	29%
Cherokee Inc.	24%	-2%	-9%	26%	-3%	-10%
Columbia Sportswear Company	17%	14%	6%	24%	6%	8%
Crocs, Inc.	-3%	36%	-17%	-29%	19%	-3%
Deckers Outdoor Corporation	-47%	6%	-5%	-12%	7%	9%
Delta Apparel, Inc.	-27%	9%	14%	0%	2%	22%
Exceed Company	-73%	-46%	N/A	-59%	-50%	N/A
Fossil, Inc.	17%	41%	17%	-27%	37%	26%
G-III Apparel Group Ltd.	37%	16%	18%	41%	13%	24%
Gildan Activewear Inc.	97%	15%	-2%	46%	16%	2%
Hanesbrands Inc.	64%	14%	6%	54%	18%	9%
lululemon athletica inc.	63%	72%	26%	-17%	44%	34%
Maidenform Brands, Inc.	7%	5%	8%	-22%	-7%	2%
Oxford Industries, Inc.	4%	33%	15%	6%	40%	22%
Perry Ellis International, Inc.	47%	12%	6%	2%	-6%	-3%
PVH Corp.	58%	40%	25%	20%	23%	23%
Quiksilver, Inc.	18%	28%	-13%	50%	9%	-9%
Ralph Lauren Corporation	10%	24%	20%	-2%	27%	24%
Rocky Brands, Inc.	45%	20%	16%	0%	13%	19%
Skechers U.S.A., Inc.	53%	-14%	-1%	66%	-16%	1%
The Jones Group Inc.	7%	-10%	-5%	3%	-11%	1%
True Religion Apparel, Inc.	-24%	12%	4%	-2%	-4%	8%
Under Armour, Inc.	35%	53%	17%	9%	52%	23%
Vera Bradley, Inc.	-22%	N/A	N/A	-22%	N/A	N/A
Wolverine World Wide, Inc.	16%	16%	13%	21%	17%	11%
75th %ile	43%	28%	17%	25%	23%	23%
Median	18%	15%	7%	4%	13%	9%
25th %ile	5%	6%	-3%	-9%	-4%	1%
Iconix Brand Group, Inc.	37%	21%	3%	49%	19%	8%
Percentile Rank	*63%*	*64%*	*33%*	*87%*	*71%*	*45%*

How Pay Aligns with Performance

The following graphs display our performance from 2005 through 2012 for the performance metrics utilized by the Company in determining the vesting of our performance stock units, or PSUs, and one component of our chief executive officer's cash bonuses.



EBIDTA(1)
44% CAGR
$16.7M
$56.1M
$127.6M
$149.6M
$163.1M
$209.6M
$229.6M
$217.0M
2005 2006 2007 2008 2009 2010 2011 2012
FREE CASH FLOW(2)
46% CAGR
$13.0M
$44.3M
$99.9M
$122.1M
$134.8M
$166.6M
$179.2M
$180.5M
2005 2006 2007 2008 2009 2010 2011 2012
DILUTED EPS
34% CAGR
$0.46
$0.20
(3)
$0.72
$0.58
(3)
$0.98
$1.03
$1.10
$1.32
$1.67
$1.52
2005 2006 2007 2008 2009 2010 2011 2012

(1) EBITDA, a non-GAAP financial measure, represents net income before income taxes, interest, other non-operating gains and losses, depreciation and amortization expenses. We believe EBITDA provides additional information for determining our ability to meet future debt service requirements, investing and capital expenditures. See exhibit 10.86 for a reconciliation of EBITDA to GAAP net income.

(2) Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash gains/losses from sale of trademarks, non-cash loss on marketable securities and re-measurement of investments, less capital expenditures. Free Cash Flow also excludes any changes in balance sheet items. We believe Free Cash Flow is useful in evaluating our financial condition because it is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures. See exhibit 10.86 for a reconciliation of Free Cash Flow to GAAP net income.

(3) In 2005 and 2006, respectively, the $0.20 and $0.58 represent YTD fully taxed diluted earnings per share assuming a tax rate of 34% and a CAGR or Compounded Annual Growth Rate based on the fully taxed number.

Objectives of our Executive Compensation Program

The Company's goals for its executive compensation program are to:

- Attract, motivate and retain a talented, entrepreneurial and creative team of executives who will provide leadership for the Company's success in dynamic and competitive markets.
- Align pay with performance—as well as with the long-term interests of stockholders—by linking payouts to performance measures that promote long-term stockholder value, including EBITDA, Free Cash Flow and Diluted Earnings Per Share, as well as acquisitions in the case of Mr. Blumberg.

- Ensure continuity of the services of named executive officers so that they will contribute to, and be a part of, the Company's long-term success and to promote and sustain stability in the executive team.

Peer Group

We are a unique company with a unique business model. There are few, if any, companies that are our size and follow our business model. Very few stand-alone publicly-traded companies derive 90% or more of their revenues from licensing a portfolio of brands. The Company does not derive revenues from the sale of manufactured products or services. Accordingly, the Company enjoys higher margins of gross profit, net income and EBITDA as a percentage of revenue than companies in the retail industry. Consequently, our compensation committee has determined we do not target pay opportunities or actual pay to specific positioning against other companies. Instead, from time to time the compensation committee looks at various companies and their pay practices to determine market trends and market pay levels. The relative proportion of performance grants to time-vested grants continues to align stockholder interests with those of Mr. Cole and our other named executive officers.

We do have a group of relative performance peers that we considered in connection with determinations as to vesting under our 2011 Performance Stock Units, or PSUs. This group of relative performance peers is discussed in the section "2011 PSUs" below.

Neil Cole's Vision and Its Importance to the Company's Future Success

Neil Cole's proven track record makes him a highly valued executive and leader of our Company. A significant reason for our Company's success has been Mr. Cole's vision and management. One of the key components of Mr. Cole's success as an executive is his ability to build and manage a tight-knit and efficient team. Given the nature of our business model, we operate with relatively fewer employees than other companies our size (we had only 148 full-time employees at December 31, 2012), which keeps our operating expenses lower than they otherwise would be.

Mr. Cole's leadership position in the industry affords him numerous other employment opportunities. Without Mr. Cole's leadership and vision, the compensation committee believed very strongly at the time of the June 2011 amendment that the Company would suffer, both in terms of growing the Company's current brands, as well as acquiring new brands. In May 2010, when the compensation committee and Mr. Cole began negotiating his amendment to his employment agreement, the process was rigorous and long-lasting. The amendment to the agreement, referred to as the June 2011 amendment, was signed in June 2011 after more than a year of negotiations between the compensation committee and Mr. Cole. In addition, the compensation committee engaged James F. Reda & Associates LLC, referred to as JFR, to assist in evaluating the terms of the June 2011 amendment. The June 2011 amendment was filed with the Form 8-K filed with the Securities and Exchange Commission on June 20, 2011.

In granting the 2011 amendment, the compensation committee, and the Board of Directors, recognized that the amendment was necessary to ensure Mr. Cole's long-term future service and that Mr. Cole's retention would place the Company in the best possible position to continue to implement the Company's strategic goals.

The Company's performance during the tenure of Mr. Cole's leadership has been exemplary. Since the completion of the Company's transition to its current business model, the Company's equity market capitalization increased from approximately $150.0 million at January 1, 2005, to approximately $1.5 billion as of December 31, 2012. Under Mr. Cole's leadership and direction, from 2005 through 2012, the Company's EBITDA grew from $16.7 million to $217.0 million and during the same period, the Company's free cash flow grew from $13.0 million to $180.5 million. Mr. Cole is responsible for and oversaw the Company's transition to its current model and is the key architect of the Company's success.

Due to Mr. Cole's highly effective leadership, the Company has maintained strong profitability over the last seven years. Mr. Cole's vision and leadership have poised the Company for continued growth, both organically and through acquisition opportunities available to the Company. Such acquisition opportunities exist, in large part, because of prospective sellers' confidence in Mr. Cole.

Mr. Cole's "At Risk" Compensation Not Earned

We believe that the structure and size of Mr. Cole's pay package appropriately pays for performance and, therefore, aligns Mr. Cole's economic interests with those of our stockholders.

Pursuant to the June 2011 amendment for the year ended December 31, 2012, Mr. Cole's percentage of performance-based compensation increased to 63% of his total contractual compensation package. Prior to the June 2011 amendment, 47% of Mr. Cole's total contractual compensation package for 2012 was performance-based. Pursuant to the June 2011 amendment, for the years 2013 through 2015, the amount of Mr. Cole's total contractual compensation package that is performance based increased to 79%. Also see "Equity-based Compensation—PSUs", which includes a discussion regarding 2011 PSUs that were unearned and the forfeiture of 2008 PSUs.

Other Named Executive Officers' "At Risk" Compensation

For the year ended December 31, 2012, 20% of Messrs. Clamen's and Tarshis' total potential compensation was performance-based. Mr. Blumberg's total performance-based compensation for the year ended December 31, 2012 was 63% of his total compensation. Mr. Blumberg entered into an amendment to his employment agreement in February 2013 pursuant to which he was granted 200,000 PSUs. See "Equity-Based Compensation—Mr. Blumberg's Equity Based Stock Awards" for a discussion of the performance criteria. Mr. Shmidman, the former chief operating officer, left the Company in October 2012. Mr. Shmidman did not receive any equity bonus compensation for 2012; however he did receive a discretionary cash bonus of $300,000 in 2012.

The Compensation Committee's Rationale for Performance Metrics

Our executive compensation program considers each named executive officer's function within the Company and sets performance goals that are relative to such function. The compensation packages and structure for our chief executive officer, Mr. Neil Cole, our chief financial officer, Mr. Warren Clamen, and our executive vice president and general counsel, Mr. Andrew Tarshis, differ from that of our executive vice president, head of strategic development, Mr. David Blumberg. Each of these named executive officers plays a distinct role with related responsibilities within the Company, and each of their compensation packages are meant to acknowledge these differences. Mr. Shmidman, our former Chief Operating Officer, resigned in October 2012.

As Mr. Cole makes executive decisions that influence our direction and growth initiatives, his total compensation is intended to be strongly aligned with objective financial measures, including an annual cash bonus and his PSUs, which are determined by the performance criteria described below.

Messrs. Clamen and Tarshis are charged with implementing the goals set by the Board and Mr. Cole, and, therefore, an appropriate portion of their compensation is performance-based equity and a portion is discretionary cash and equity pursuant to their amended employment agreements.

As Mr. Blumberg is responsible for overseeing our merger and acquisition activities that influence our growth, a portion of his total compensation is performance-based and tied to our consummation of acquisitions that meet specified objective financial measures as set forth in his employment agreement. Mr. Blumberg is entitled to receive stock and cash bonuses when acquisitions are consummated. We believe that this mix of compensation provides both short-term and long-term incentives for Mr. Blumberg. The cash bonus is a short-term incentive while the stock awards create an incentive to identify acquisitions that are expected to add value to the Company in the long-term.

Roles of Management and the Compensation Committee in Compensation Decisions

Compensation of our executive officers, including the named executive officers, has been determined by the Board of Directors pursuant to recommendations made by the chief executive officer and the compensation committee. The compensation committee is responsible for, among other things, reviewing and recommending approval of the compensation of our executive officers; administering our equity incentive and stock option plans; reviewing and making recommendations to the Board of Directors with respect to incentive compensation and equity incentive and stock option plans; evaluating our chief executive officer's performance in light of corporate objectives, and setting our chief executive officer's compensation based on the achievement of corporate objectives.

The compensation committee has given great consideration to the relative merits of cash and equity as a device for retaining and motivating the named executive officers. The compensation committee considers an individual's performance, an individual's pay relative to others, contractual commitments pursuant to employment or other agreements, the value of already-outstanding grants of equity and aligning the executive's interests with those of our stockholders in determining the size and type of equity-based awards to each named executive officer.

Upon recommendations from our CEO, the compensation committee approves equity-based awards to named executive officers other than our CEO. With respect to our CEO, the compensation committee discusses with the CEO and utilizes a compensation consultant to assist in determining the appropriate compensation package for the CEO. The final determination of the CEO's compensation package is, however, approved by the compensation committee in the absence of the CEO and recommended to the full Board for approval. The compensation committee also annually reviews and certifies whether performance targets are met pursuant to the CEO's pay package. In 2012, Mr. Cole did not receive any additional grants of RSUs or PSUs. The compensation committee determined what percent of previously granted PSUs were actually earned by Messrs. Cole, Clamen and Tarshis. Messrs. Clamen and Tarshis each received 13,407 shares of restricted stock in October 2012 that vest equally over a two year period. In 2012, 10,000 shares of restricted stock previously granted to Mr. Blumberg vested as a result of meeting the acquisition performance criteria for such grant. Mr. Blumberg received PSUs based on the criteria described elsewhere in this CD&A. Additionally, in connection with an amendment to his employment agreement in February 2013, Mr. Blumberg received PSUs. (See "Mr. Blumberg's Performance Based Equity" below for a description of the performance metrics.)

Principal Elements of Compensation

To accomplish our compensation objectives, our compensation program consists of performance-based equity awards in the form of PSU awards, long-term equity awards in the form of RSU awards, annual performance-based cash bonuses, base salaries and discretionary cash and stock awards. These elements are designed to reward performance in a simple and straightforward manner while appropriately addressing retention. The compensation program is heavily weighted towards performance-based equity awards rather than cash compensation and time-vested equity compensation in order to maximize pay-for-performance and ensure that the named executive officers' compensation is tied to the Company's long-term and short-term performance. The Company does provide certain limited perquisites to its named executive officers that are generally available to named executive officers. The Company has no long-term cash compensation program or supplemental retirement plan.

Base salary. Base salary represents amounts paid during the fiscal year to named executive officers as direct, guaranteed compensation under their employment agreements for their services to us. Base salaries are used to compensate each named executive officer for day-to-day operations during the year, and to encourage them to perform at their highest levels. We also use our base salary as an incentive to attract top quality executives and other management employees from other companies. Moreover, base salary (and increases to base salary) are intended to recognize the overall experience, position within our company and expected contributions of each named executive officer to us.

Cash bonuses. Cash bonuses are made pursuant to our stockholder approved Executive Incentive Bonus Plan, referred to as our bonus plan, and pursuant to employment agreements. The bonus plan was approved by stockholders in May 2008 and meets the requirements of Section 162(m) of the Internal Revenue Code. The purpose of the bonus plan is to promote the achievement of our short-term, targeted business objectives by providing competitive incentive reward opportunities to our executive officers who can significantly impact our performance towards those objectives. Further, the bonus plan enhances our ability to attract, develop and motivate individuals as members of a talented management team. The bonus plan is administered, and can be amended, by the compensation committee. All awards are paid in cash. Awards made under the bonus plan are subject to a participant achieving one or more performance goals established by the compensation committee. The performance goals may be based on our overall performance, and also may recognize business unit, team and/or individual performance. In 2012, only Mr. Cole received a cash bonus pursuant to the bonus plan.

Equity-based compensation. There are three types of equity based grants made to the named executive officers—initial grants when a named executive officer is hired, performance-based grants and retention grants, which are typically made in connection with new employment agreements or renewals of expiring agreements. An initial grant when an executive officer is hired or otherwise becomes a named executive officer serves to help us to recruit new executives and to reward existing officers upon promotion to higher levels of management. Because these initial grants are structured as an incentive for employment, the amount of these grants may vary from executive to executive depending on the particular circumstances of the named executive officer and are usually recommended by the chief executive officer and approved by the appropriate committee. Time-vested grants of equity awards, as well as retention grants made in connection with renewals of employment agreements, are designed to compensate our named executive officers for their contributions to our long-term performance. Generally, restricted stock awards granted to named executive officers as either initial or annual performance grants which vest in equal installments over the term of the agreement, or a period determined by the compensation committee, typically beginning on the first anniversary of the date of grant.

Awards of RSUs and PSUs are made under our Amended and Restated 2009 Equity Incentive Plan, referred to as the Plan. The Plan was approved by our stockholders in August 2009 and amended, restated and again approved by our stockholders in August 2012. In April 2013, we amended the Plan to specifically prohibit option repricing, payment of dividends on unvested shares of restricted stock, cash buyouts of underwater options and recycling shares subject to stock options, stock grants or performance awards which, for any reason are after the date of the amendment, are cancelled. Shares of restricted stock, including shares underlying RSUs and PSUs that were issued subject to a vesting schedule cannot be sold until and to the extent the shares have vested. While we have not formally adopted any policies with respect to cash versus equity components in the mix of executive compensation, we feel that it is important to provide for a compensation mix that allows for acquisition of a meaningful level of equity ownership by our named executive officers in order to help align their interests with those of our stockholders. As of December 31, 2012, the number of shares remaining for issuance under the Plan, was 3,832,063. There are no shares remaining for issuance under any prior equity incentive plan.

Perquisites and other personal benefits. During 2012, our named executive officers received a limited amount of perquisites and other personal benefits that we paid on their behalf. These consisted of payments of life insurance premiums and car allowances, aggregating $126,358.

Post-termination compensation. We have entered into employment agreements with each of the named executive officers. Each of these agreements provide for certain payments and other benefits if the executive's employment terminated under certain circumstances, including, in the event of a "change in control". See "Executive Compensation—Narrative to Summary Compensation Table and Plan-Based Awards Table—Employment Agreements" and "Executive Compensation—Potential Payments Upon Termination or Change in Control" for a description of the severance and change in control benefits.

Our Named Executive Officers' Compensation for 2012

Base Salaries

Historically, the base salaries of our named executive officers were guaranteed in their respective employment agreements. Other than with respect to situations in which we have engaged a compensation consultant, the recommendations to the Board of Directors by the compensation committee with respect to base salaries are based primarily on informal judgments reasonably believed to be in our best interests. In determining the base salaries of certain of our executives whose employment agreements were up for, or otherwise considered for, renewal, the compensation committee considered our performance and growth plans and such individual's performance.

Cash Bonus Compensation

Cash bonuses are made pursuant to our stockholder approved bonus plan and pursuant to each of our named executive officers employment agreements. No payment will be made under the bonus plan unless the compensation committee certifies that at least the minimum objective performance measures have been met. Such performance measures may include specific or relative targeted amounts of, or changes in: EBITDA (as defined earlier); Free Cash Flow (as defined earlier); earnings per share; diluted earnings per share; revenues; expenses; net income; operating income; equity; return on equity, assets or capital employed; working capital; stockholder return; production or sales volumes; or certain other objective criteria. In 2012, our chairman, president and chief executive officer was the only named executive officer who was eligible to receive a bonus under the bonus plan, and only he received a bonus under the bonus plan.

The amount of any award under the bonus plan may vary based on the level of actual performance. The amount of any award for a given year is determined for each participant by multiplying the individual participant's actual base salary in effect at the end of that year by a target percentage (from 0% to 200%), related to the attainment of one or more performance goals, determined by the compensation committee. In the event that an award contains more than one performance goal, participants in the bonus plan will be entitled to receive the portion of the target percentage allocated to the performance goal achieved. In the event that we do not achieve at least the minimum performance goals established, no award payment will be made.

Mr. Cole's cash performance targets for 2012 were as follows: $1,125,000 was earned for our achievement of approximately $217.0 million of EBITDA. This EBITDA amount represents 75% of the targeted EBITDA, which was $237.7 million as established by the Board of Directors. Mr. Cole received $500,000 based on the Company's EBITDA margin of 61%, which puts the Company in the top 100th percentile of companies compiled in the Standard & Poors Small Cap Retailing Index for 2012.

For 2012, cash bonuses were awarded to Mr. Blumberg pursuant to his 2012 employment agreement. Under the 2012 employment agreement, Mr. Blumberg is entitled to acquisition payments in the amount of $500,000 if the Acquisition is a First Tier Acquisition and $250,000 if the Acquisition is a Second Tier Acquisition. In addition, the compensation committee may consider granting Mr. Blumberg a cash bonus in addition to other payments and equity payable under his agreement if the value of the Acquisitions completed during the term of the agreement exceeded $100 million. The amount of any such additional cash bonus would have been determined by the compensation committee in its discretion. For 2012, Mr. Blumberg received a $500,000 cash bonus under these provisions.

A First Tier Acquisition is one that has a value of $30 million and a Second Tier Acquisition is one that has a value of less than $30 million. Value is defined as the projected gross revenue stream to be derived by the Company from an Acquisition during the first complete year following the closing of the Acquisition as set forth in the base line projections presented to the Board in connection with the approval of such Acquisition (if and to the extent that such projections exist and are presented), in all cases before deduction of operational and transaction expenses. If and to the extent the target entity has received advances or other pre-payments in consideration for a reduction in royalty or other payments to be received by the target entity at any time during the first complete year following the closing of the Acquisition, the projected gross revenue stream to be derived by the Company from the Acquisition will be adjusted to take into account the reduction in royalty or other payments resulting from such advances and/or pre-payments.

Pursuant to the 2013 amendment to Mr. Blumberg's employment agreement, Mr. Blumberg is no longer entitled to cash bonuses for Acquisitions subject to certain exceptions which are described in the description of the 2013 amendment below. Also, the 2013 amendment narrows the definition of Acquisitions to exclude certain acquisitions that do not meet a minimum value threshold.

Also in 2012, Messrs. Clamen and Tarshis received discretionary cash bonuses of $200,000 and $250,000, respectively, under their respective employment agreements. These cash bonuses are recommended by our CEO to the compensation committee and are discretionary, up to 100% of their salary, which limitation is superseded by the maximum amount available under the Company's executive bonus program and any other bonus program generally applicable to senior executives of the Company.

Equity-based Compensation

Equity-based compensation typically is awarded in the form of Performance Stock Units, or PSUs, Restricted Stock Units, or RSUs and shares of restricted stock.

PSUs

2008 PSUs

Mr. Cole is the only executive with PSUs that were granted in 2008, referred to as the 2008 PSUs.

The annual performance goals required for the portion of Mr. Cole's 2008 PSUs to vest for the year ended December 31, 2012 were as follows: EBITDA of approximately $224.9 million (for which Mr. Cole earned no 2008 PSUs), market capitalization of approximately $1.986 million (for which Mr. Cole earned no 2008 PSUs) and a stock price of $34.65 per share (for which Mr. Cole earned no 2008 PSUs).

Of the aggregate 472,673 2008 PSUs that could have vested on December 31, 2012, Mr. Cole did not receive any of such 2008 PSUs. These 472,673 2008 PSUs were subject to catch-up provisions for the years 2008 through 2012 for failure to meet the performance goals. These 472,673 2008 PSUs, valued at approximately $10.6 million at December 31, 2012, were all cancelled and forfeited because the performance measures were not met and, therefore, the catch-up provisions did not result in any additional vesting. The chart below illustrates the earned versus forfeited 2008 PSUs from the date of grant through the last vesting period which ended on December 31, 2012.


2008 PSUs
Earned
40%
Forfeited
60%

2011 PSUs

Messrs. Cole, Tarshis and Clamen each hold 2011 PSUs that were granted in 2011, referred to as the 2011 PSUs. The 2011 PSUs performance goals are as follows: 33 ⅓% of the 2011 PSUs vest on the achievement of EBITDA Growth; 33 ⅓% of the 2011 PSUs vest on the achievement of EPS Growth; and 33 ⅓% of the 2011 PSUs vest on the achievement of Free Cash Flow of $125 Million or more.

With respect to the 2011 PSUs, the EBITDA Growth and EPS Growth performance metrics are measured in two ways: Absolute Growth and Relative Growth. The annual performance goals required for the 2011 PSUs to vest for the year ended December 31, 2012 were as follows:

Absolute Metrics

Performance Metric	Requirement
Target Absolute EBITDA Growth	EBITDA of $252.5 million
Threshold Absolute EBITDA Growth	EBITDA of $241.0 million
Target Absolute EPS Growth	EPS of $1.64
Threshold Absolute EPS Growth	EPS of $1.56

The compensation committee determined that the absolute performance metrics were not met for the year ended December 31, 2012. Since the absolute measures were not met, the compensation committee considered the Relative EBITDA Growth and the Relative EPS Growth performance to determine the vesting of the 2011 PSUs.

No 2011 RSUs were granted in any year other than 2011.

Relative Metrics

The Relative EBITDA Growth and Relative EPS Growth performance metrics are determined by reference to where the Actual EBITDA Growth and Actual EPS Growth achieved by the Company during the performance period places the Company in the specified percentile listed with the group of companies determined by the compensation committee prior to the beginning of the relevant performance period. This peer group must be based on companies in GICS codes 25203010 (Apparel, Accessories and Luxury Goods) and 25203020 (Footwear) with comparable revenue and earnings levels, which shall be comprised of annual revenue between $100 million and $5 billion and EBITDA and EPS greater than zero in the most recent fiscal year.

Below is the relative performance peer group that was used to determine Relative EBITDA Growth and Relative EPS Growth performance metrics under our 2011 PSUs for 2012:

American Apparel, Inc.
Carter's Inc.
Cherokee Inc.
Columbia Sportswear Company
Crocs, Inc.
Deckers Outdoor Corporation
Delta Apparel, Inc.
Exceed Company
Fossil, Inc.
G-III Apparel Group Ltd.
Gildan Activewear Inc.
Hanesbrands Inc.
Lululemon athletic inc.
Maidenform Brands, Inc.
Oxford Industries, Inc.
Perry Ellis International, Inc.
PVH Corp.
Quicksilver, Inc.
Ralph Lauren Corporation
Rocky Brands, Inc.
Skechers U.S.A., Inc.
The Jones Group Inc.
True Religion Apparel, Inc.
Under Armour, Inc.
Vera Bradley, Inc.
Wolverine World Wide, Inc.

Excluded from this group for the computation of the relative performance calculations were certain companies that did not meet the criteria for each of the specific performance metrics.

Based on the compensation committee's review of the relative performance peer group, the compensation committee determined that the Company's performance did not meet the threshold, and therefore, no 2011 PSUs vested for EBITDA Growth or EPS Growth in 2012. The Free Cash Flow performance measure was achieved, resulting in a full payout as to those shares underlying the 2011 PSUs. For each of Messrs. Cole, Clamen and Tarshis, this resulted in the vesting of 65,118, 6,410 and 6,410, respectively, shares of common stock underlying 2011 PSUs.

During our stockholder outreach, we learned that some of our stockholders believed that the performance metrics of our 2011 PSUs were not difficult to achieve. We note that this year, none of the 2008 PSUs vested and only one third of the 2011 PSUs vested because certain performance metrics were not achieved. There is a catch-up feature, whereby the 2011 PSUs that did not vest are available for vesting in the future if the performance metrics are met. We note, however, that for this to occur, the Company's performance would be have to be outstanding, which would be in our stockholders' interests. The 2008 PSUs also had a catch up provision; the Company's performance was not exemplary enough for the performance metrics to be achieved, and therefore, approximately $10.6 million of 2008 PSUs were forfeited and cancelled at the end of December 31, 2012. The chart below illustrates the earned versus unearned 2011 PSUs for the period January 1, 2012 through December 31, 2012.


2011 PSUs
eligible to be earned in 2012
Earned
33%
Forfeited*
67%

* The 2011 PSUs are subject to catch up provisions. For the 2011 PSUs that were not earned for the year ended December 31, 2012, one half of them have been forfeited because of negative growth and the other half are eligible to be issued in later performance periods.

Mr. Blumberg's Performance Based Restricted Stock Awards

As Mr. Blumberg is our Executive Vice President, Head of Strategic Development, Mr. Blumberg's PSUs have different performance metrics. In 2012 and pursuant to Mr. Blumberg's 2012 employment contract, Mr. Blumberg was issued 37,800 shares of restricted stock subject to vesting based upon performance criteria related to acquisitions. For each of the first two Acquisitions, the restrictions on 10,000 of the shares would lapse and be deemed vested upon the closing of such acquisitions. For each of the third and fourth Acquisitions, the restrictions on 8,900 of the shares would lapse and be deemed vested. If the Company did not complete at least four Acquisitions on or before April 30, 2013 (which was extended to July 31, 2013 pursuant to the 2013 amendment to the agreement discussed below), the remainder of the unvested shares would be forfeited. In 2012, 10,000 of such shares vested on consummation of an Acquisition. All Acquisitions are approved by our Board of Directors. We believe this mitigates any risk related to Mr. Blumberg's compensation upon completion of acquisitions.

An Acquisition under Mr. Blumberg's 2012 employment agreement means any direct or indirect investment or acquisition by the Company in or of any entity, business, brand, trademark, or other asset, that closes during the term of the agreement, or, if there is a letter of intent or similar agreement, that closes within 90 days from the end of the term.

In February 2013, Mr. Blumberg's contract was amended, herein referred to as the 2013 amendment. Under the 2013 amendment, Mr. Blumberg was awarded 200,000 PSUs that are subject to performance vesting, and are referred to as the 2013 PSUs. Of the 2013 PSUs, two thirds of them vest in three equal installments beginning on December 31, 2013 subject to the following performance criteria: 22.22% of the 2013 PSUs vest based on the achievement of EBITDA Growth; 22.22% of the 2013 PSUs vest based on the achievement of EPS Growth; and 22.22% of the 2013 PSUs vest based on the achievement of free cash flow. The goals for EBITDA Growth, EPS Growth and free cash flow are determined in the same manner as the 2011 PSUs. The remaining one third of the 2013 PSUs vest upon the closing of Acquisitions (for this purpose, the acquisition must have a value (as defined in the 2013 amendment) of $5 million) during the extension term, which is the period from February 2, 2013 through January 31, 2016, unless earlier terminated. If the Company closes Acquisitions with an aggregate value of $200 million or more, all of the PSUs will be deemed to be vested on January 31, 2016, subject to Mr. Blumberg's continued employment.

RSUs

2008 RSUs

Mr. Cole was granted 1,181,684 2008 RSUs on February 19, 2008 pursuant to his employment agreement with us. On December 24, 2008, Mr. Cole agreed, in an amendment to his employment agreement, to defer the issuance of 1,181,684 shares of common stock underlying the 2008 RSUs until the earlier of (i) the date Mr. Cole is no longer employed by either (a) us or (b) any corporation or other entity owning, directly or indirectly, 50% or more of our outstanding common stock, or in which we or any such corporation or other entity owns, directly or indirectly, 50% or more of the outstanding capital stock (determined by aggregate voting rights) or other voting interests or (ii) a change in control (as defined in the employment agreement). In consideration of Mr. Cole's agreement to delay the distribution to him of such shares of our common stock to which he will be entitled to receive under the 2008 RSUs as noted above, the employment agreement also provided for the award to Mr. Cole of an annual cash bonus to be granted under our executive incentive bonus plan, in the amount equal to $500,000 for each of the four completed calendar years commencing with the calendar year from January 1, 2009 through December 31, 2009, and ended with the calendar year from January 1, 2012 through December 31, 2012 if either one of two performance measures specified in the agreement have been satisfied. These performance measures are described under "Cash Bonus Compensation."

The 1,181,684 2008 RSUs continue to vest in five substantially equal installments on each December 31st, beginning on December 31, 2008 and subject to Mr. Cole's continuous employment with us, although the delivery of the shares underlying such RSUs has been deferred as described above.

2011 RSUs

Each of Messrs. Cole, Clamen and Tarshis received 2011 RSUs which vest as follows:

	Total Number of 2011 RSUs Granted	Number of Equal Installments	First Installment Vesting Date
Neil Cole	204,918	Three	12.31.2013
Warren Clamen	57,648	Three	12.31.2012
Andrew Tarshis	76,864	Four	12.31.2012

Blumberg, pursuant to his contract amendment entered into in February 2013, Mr. Blumberg received 50,000 RSUs that vest in three equal installments beginning on December 31, 2013.

Other Restricted Stock Awards

Messrs. Clamen and Tarshis each received, pursuant to their employment agreements, discretionary equity awards of 13,405 shares of restricted common stock in October 2012 which vest in two equal annual installments over a two year period.

Stock Ownership

Ownership levels of common stock align shareholders' and executives' interests. Although the Company has not adopted stock ownership guidelines, the stock ownership of the named executive officers is considered exemplary as compared with best practices based on ISS' Governance Risk Indicators—2012:

	2012 Salary	Ownership Value as of 12/31/12	Ownership Compared to Salary as of 12/31/12(1)	Best Practices
Neil Cole	1,479,667	53,274,199	39x	5-8x
Warren Clamen	450,000	2,609,766	6x	2-3x
Andrew Tarshis	450,000	2,689,761	6x	2-3x
David Blumberg	400,000	1,138,703	3x	2-3x

(1) Table (i) does not include any unvested PSUs and (ii) does include unvested RSUs.

Corporate Governance and Disclosure Changes

As discussed above, we adopted a Recoupment (Clawback) Policy in 2013. The clawback policy applies if there is restatement of our financial statements that is required, within the previous three years, to correct accounting errors due to material non-compliance with any financial reporting requirements under the federal securities laws. Each of the Company's named executive officers have agreed to be bound by the policy and has acknowledged that the policy covers all outstanding incentive awards.

The new clawback policy applies retroactively to all previous award agreements with our named executive officers and supersedes any clawback provisions in such agreements.

We have also adopted an anti-hedging policy and have amended our Amended and Restated 2009 Equity Incentive Plan to prohibit share recycling, option repricing, cash buy-out of underwater options and paying dividends on unvested restricted stock.

Our Board adopted Corporate Governance Principles which provide, among other things, that the Board will nominate only a candidate who agrees to tender his or her irrevocable resignation promptly upon such person's failure to receive the required vote for election or re-election. Such resignation shall be effective upon Board acceptance of such resignation.

Tax Deductibility and Accounting Ramifications

The compensation committee generally takes into account the various tax and accounting ramifications of compensation paid to our executives. When determining amounts of equity-based grants to executives the compensation committee also considers the accounting expense associated with the grants.

The Plan and our other plans, including the executive bonus plan, are intended to allow us to make awards to executive officers that are deductible under the Section 162(m) of the Code, which otherwise sets limits on the tax deductibility of compensation paid to a company's most highly compensated executive officers. The compensation committee will continue to seek ways to limit the impact of Section 162(m). However, the compensation committee also believes that the tax deduction limitation should not compromise our ability to maintain incentive programs that support the compensation objectives discussed above or compromise our ability to attract and retain executive officers. Achieving these objectives and maintaining flexibility in this regard may therefore result in compensation that is not deductible by us for federal income tax purposes.

Assessment of Compensation-Related Risks

The compensation committee is responsible to assess the risks associated with the Company's compensation practices, policies and programs. This assessment is performed to determine if such risks arising from such practices are appropriate or if they are reasonably likely to have a material adverse effect on the Company. The compensation committee performed this assessment and believes that, for 2012, the compensation policies did not incentivize our named executive officers to take unnecessary risks.

Summary

In summary, we believe that our mix of salary, cash incentives for short-term and long-term performance and the potential for additional equity ownership in our company motivates our management to produce significant returns for our stockholders. Moreover, we also believe that our compensation program strikes an appropriate balance between our interests and needs in operating and further developing our business and suitable compensation levels that can lead to the enhancement of stockholder value.

Compensation Committee Interlocks and Insider Participation

None of the directors on our compensation committee, or who served as a member of our compensation committee at any time during 2012, is or was formerly an officer or employee of the Company or had any relationship or related person transaction requiring disclosure under the rules of the Securities and Exchange Commission. During 2012, none of our executive officers served on the board of directors or the compensation (or equivalent) committee of any other entity that has officers that serve on our Board of Directors or on our compensation committee. In addition, none of the members of our compensation committee were formerly, or during 2012, employed by us in the capacity as an officer or otherwise.

The members of our compensation committee are, and during 2012 were, Messrs. Cuneo, Emanuel and Friedman. Mr. Friedman currently serves as its chairperson.

Compensation Committee Report

The compensation committee of our Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis for 2012 appearing in this Report. Based on such reviews and discussions, the compensation committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Report for filing with the SEC.

COMPENSATION COMMITTEE
Mark Friedman, Chairperson
Barry Emanuel
F. Peter Cuneo

SUMMARY COMPENSATION TABLE

The following table includes information for 2012, 2011 and 2010 with respect to our named executive officers.

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Neil Cole	2012	$1,500,000	$ —	$ —	$ —	$1,625,000	$—	$54,358(1)	$ 3,179,358
President and Chief	2011	$1,000,000	$3,000,000	$31,646,207	$ —	$1,725,000	$—	$53,575(1)	$37,424,782
Executive Officer	2010	$1,000,000	$2,300,000	$ —	$ —	$1,725,000	$—	$55,241(1)	$ 5,080,241
Warren Clamen	2012	$ 450,000	$ 200,000	$ 254,829	$ —	$ —	$—	$18,000(2)	$ 922,829
Executive Vice	2011	$ 406,818	$ 100,000	$ 1,894,009	$ —	$ —	$—	$18,000(2)	$ 2,418,827
President and Chief Financial Officer	2010	$ 400,000	$ 100,000	$ 52,301	$ —	$ —	$—	$18,000(2)	$ 570,301
Andrew Tarshis	2012	$ 450,000	$ 250,000	$ 254,829	$ —	$ —	$—	$18,000(2)	$ 972,829
Executive Vice	2011	$ 406,818	$ 150,000	$ 2,542,002	$ —	$ —	$—	$18,000(2)	$ 3,116,820
President and General Counsel	2010	$ 400,000	$ 100,000	$ 52,301	$ —	$ —	$—	$18,000(2)	$ 570,301
David Blumberg	2012	$ 400,000	$ —	$ 201,600	$ —	$ 500,000	$—	$18,000(2)	$ 1,119,600
Executive Vice	2011	$ 400,000	$ —	$ 583,606	$295,234	$ 500,000	$—	$18,000(2)	$ 1,796,840
President, Head of Strategic Development	2010	$ 400,000	$ —	$ 345,900	$109,530	$ 500,000	$—	$18,000(2)	$ 1,373,430
Yehuda Shmidman(3) ..	2012	$ 365,958	$ 300,000	$ —	$ —	$ —	$—	$18,000(2)	$ 683,958
Former Chief	2011	$ 378,125	$ 200,000	$ 200,000	$ —	$ —	$—	$18,000(2)	$ 796,125
Operating Officer	2010	$ 352,936	$ —	$ 352,308	$ —	$ —	$—	$18,000(2)	$ 723,244

(a) Salary includes, as applicable, base salary, pro-rated salaries for changes made to base salary during the year, as defined in the employment agreements.

(b) Bonuses are fixed incentive and/or percentage incentive, as provided for in the applicable employment agreements or discretionary, as determined by the compensation committee. In June 2011 Mr. Cole received a cash bonus of $3,000,000 in connection with the execution of an amendment to his employment agreement. Among other things, this amendment extends the term of his employment through December 31, 2015. In accordance with SEC rules, this bonus has been reflected in the table under the Bonus column for 2011. Further, in February 2011, the compensation committee awarded Mr. Cole a discretionary bonus of $2,300,000 based on our 2010 performance, which, in accordance with SEC rules, has been reflected in this table under the Bonus column for 2010. In 2012, Messrs. Clamen, Tarshis and Shmidman received discretionary cash bonuses of $200,000, $250,000 and $300,000, respectively, under their respective employment agreements. For 2011, Messrs. Clamen, Tarshis and Shmidman received discretionary cash bonuses of $100,000, $150,000 and $200,000, respectively, under their respective employment agreements. For 2010, Messrs. Clamen and Tarshis each received discretionary cash bonuses of $100,000, pursuant to their employment agreements.

(c) The amounts shown in this column represent the aggregate grant date fair value in 2012, 2011, and 2010 with respect to shares of restricted stock. See Note 6 to Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for a discussion for the relevant assumptions used in calculating grant date fair value. Approximately $10.6 million of 2008 PSUs were forfeited and cancelled at the end of December 31, 2012, as the performance metrics were not achieved.

(d) Option awards include, as applicable, Iconix options and equity-based compensation instruments that have option-like features and amounts represent grant date fair value.

(e) Non-equity incentive plan compensation represents the dollar value of all amounts earned during the fiscal year pursuant to non-equity incentive plans. For 2012, Mr. Cole received cash performance-based bonuses of $1,125,000 and $500,000 for a total of $1,625,000, pursuant to his employment agreement and the Executive Incentive Bonus Plan. For each of 2011 and 2010, Mr. Cole received cash performance based bonuses of $1,225,000 and $500,000 for a total of $1,725,000, pursuant to his employment agreement and the Executive Incentive Bonus Plan. The performance targets for 2012 were as follows: $1,125,000 was earned for our achievement of approximately $217.0 million of EBITDA, which represents 75% of the targeted EBITDA established by the Board of Directors, and $500,000 based on the Company's EBITDA margin of 61%, which puts the Company in the top 100th percentile of companies compiled in the Standard & Poors Small Cap Retailing Index for 2012. The performance targets for 2011 were as follows: $1,225,000 was earned for our achievement of approximately $229.6 million of EBITDA, which represents 122.5% of the targeted EBITDA established by the Board of Directors, and $500,000 based on the Company's revenue growth of approximately 11%, which puts the Company in the upper 50th percentile of companies compiled in the Standard & Poors Small Cap Retailing Index for 2011. The performance targets for 2010 were as follows: $1,225,000 was earned for our achievement of approximately $205.9 million of EBITDA, which represents 122.5% of the targeted EBITDA established by the Board of Directors, and $500,000 based on the Company's revenue growth of approximately 43%, which puts it in the upper 50th percentile of companies compiled in the Standard & Poors Small Cap Retailing Index for 2011. In accordance with SEC rules, the 2012, 2011 and 2010 performance-based cash bonuses paid to Mr. Cole have been reflected in this table under the Non-Equity Incentive Plan Compensation column. Mr. Blumberg received cash payments of $500,000 in each 2012, 2011 and 2010 for our consummation of the following: one acquisition in 2012 which had a "value" (as defined in his employment agreement) of $30 million or greater; two acquisitions in 2011 each of which had a "value" of less than $30 million; and an acquisition in 2010 that had a "value" of greater than $30 million.

(f) Change in pension value and non-qualified deferred compensation earnings represents the aggregate increase in actuarial value to the named executive officer of all defined benefit and actuarial plans accrued during the year and earnings on non-qualified deferred compensation. There were no defined benefit plans, actuarial plans, or non-qualified deferred compensation for 2012, 2011 or 2010.

(g) All other compensation includes, as applicable, car allowances and life insurance premiums (see the list of perquisites in footnotes (1) and (2) below).

(h) Total compensation represents all compensation from us earned by the named executive officer for the year.

(1) Represents premiums paid by us on a life insurance policy for the benefit of the beneficiaries of Mr. Cole, as well as a car allowance.

(2) Represents amounts paid by us for executives' car allowances.

(3) Mr. Shmidman ceased serving as an officer of the Company in October 2012. Prior to October 2012, Mr. Shmidman had served as our chief operating officer since July 2010. From August 2009, Mr. Shmidman served as our executive vice president of operations.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) ($)	Closing Price of Common Stock Units on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Neil Cole(1)	—	—	—	—	—	—	—	—	—	—	—	—
Warren Clamen	10/17/12	—	—	—	—	—	—	13,405	—	—	$19.01	$254,829
Andrew Tarshis	10/17/12	—	—	—	—	—	—	13,405	—	—	$19.01	$254,829
David Blumberg	11/30/12	—	—	—	—	—	—	10,000(3)	—	—	$20.16	$201,600
Yehuda Shmidman(2)	—	—	—	—	—	—	—	—	—	—	—	—

(1) See the Narrative Disclosure to the Summary Compensation Table and Plan-Based Awards Table for a discussion of Mr. Cole's cash bonuses.

(2) Mr. Shmidman ceased being an officer of the Company in October 2012.

(3) Represents vesting of shares pursuant to performance-based metrics under restricted stock award vesting.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND PLAN-BASED AWARDS TABLE

Employment Agreements

The compensation committee determines the compensation, including related terms of employment agreements with us for those who have them, for each of the named executive officers. For a discussion of performance metrics, please see the discussion under "Compensation Discussion and Analysis."

Neil Cole

On January 28, 2008, we entered into an employment agreement, effective as of January 1, 2008, as amended on May 21, 2008, December 24, 2008 (referred to as the original employment agreement) and June 17, 2011 (referred to as the June 2011 amendment), with Neil Cole, chairman of the board, president and chief executive officer. This employment agreement, as amended through June 17, 2011, is referred to as the "employment agreement". Pursuant to the June 2011 amendment, the current term of the employment agreement commenced on June 17, 2011, and will continue until December 31, 2015, unless further extended or earlier terminated as provided for in the employment agreement.

Consistent with our philosophy on executive compensation, Mr. Cole's employment agreement reflects a substantial portion of his compensation in the form of long-term equity incentives, including performance stock incentives that vest upon the achievement of specific metrics defined in the agreement, particularly, growth in EBITDA, market capitalization and stock price as measured by targets to be established and certified by the compensation committee.

In connection with the negotiation with Mr. Cole of the employment agreement (including certain amendments thereto), the compensation committee retained JFR as its outside compensation consulting firm to provide advice. In connection with the June 2011 amendment, assisting the compensation committee, JFR performed market research as to compensation levels in similarly capitalized companies in the industry, as well as companies that had achieved similar growth. As various aspects of our business, operations and management are unique, the compensation committee utilized the JFR research as one resource, rather than a stand-alone tool, in assessing the appropriate level of compensation and other terms under Mr. Cole's employment agreement, including the June 2011 amendment.

Under the June 2011 amendment, Mr. Cole was entitled to an annual base salary of $1,500,000 for the year ended December 31, 2012. Mr. Cole is entitled to such increases (but not decreases) as may be determined by the Board from time to time. In connection with the June 2011 amendment, Mr. Cole received an extension signing bonus of $3,000,000, which was repayable in full under certain circumstances.

Pursuant to the terms of the original employment agreement Mr. Cole was granted 1,181,684 time-vested restricted common stock, or 2008 RSUs, and 787,789 performance-based restricted common stock units, or 2008 PSUs, under our 2006 Equity Incentive Plan and 2009 Equity Incentive Plan. The 2008 RSUs vest in five substantially equal annual installments commencing on December 31, 2008, subject to Mr. Cole's continuous employment with us on the applicable vesting date, and the 2008 PSUs are subject to vesting based on our achievement of the following performance goals: 50% is tied to the achievement of EBITDA growth, 25% is tied to the achievement of market cap growth, and 25% is tied to the achievement of stock price growth. Both grants are subject to forfeiture or acceleration upon the termination of Mr. Cole's employment under certain circumstances. In addition, Mr. Cole's ability to sell or otherwise transfer the common stock underlying the 2008 RSUs and the 2008 PSUs while he is employed by us is subject to certain stock ownership requirements. Pursuant to the June 2011 amendment, the 2008 RSUs and 2008 PSUs provided for in the original employment agreement shall continue to vest in accordance with the terms of the original employment agreement. See "Compensation Discuss and Analysis—2008 PSUs" for a discussion of performance criteria for the 2008 PSUs.

In addition, pursuant to the June 2011 amendment, Mr. Cole was granted 204,918 time-vested 2011 RSUs and 1,219,945 2011 PSUs. The 2011 RSUs will vest in three substantially equal annual installments commencing on December 31, 2013, subject to Mr. Cole's continuous employment with us on the applicable vesting date. The 2011 PSUs vested based on our achievement of certain designated performance goals during the four fiscal years beginning with the fiscal year ended December 31, 2012. These goals are based on EBITDA (33 1/3% of PSUs), diluted earnings per share excluding extraordinary items (33 1/3% of PSUs) and free cash flow (33 1/3% of PSUs). For 2012, none of these 2011 PSUs vested, as the following performance criteria were not met. See "Compensation Discuss and Analysis—2011 PSUs" for a discussion of the performance criteria for the 2011 PSUs. Both the 2011 RSUs and 2011 PSUs are subject to forfeiture upon the termination of Mr. Cole's employment under certain circumstances. Both the 2011 RSUs and the 2011 PSUs are subject to the terms and conditions of the 2009 Equity Plan and the respective award agreements. The June 2011 amendment provides that the original employment agreement shall continue in full force and effect unamended, except to the extent amended by the June 2011 amendment.

On December 24, 2008, we entered into an agreement with Mr. Cole which amended his original employment agreement and the related 2008 RSU agreement to provide, among other things for the deferral of the issuance to Mr. Cole of the 1,181,684 shares of our common stock to which he is entitled to receive under the 2008 RSUs granted to him under the original employment agreement until the earlier of (i) the date Mr. Cole is no longer employed by either (a) us or (b) any corporation or other entity owning, directly or indirectly, 50% or more of our outstanding common stock, or in which we or any such corporation or other entity owns, directly or indirectly, 50% or more of the outstanding capital stock (determined by aggregate voting rights) or other voting interests or (ii) a change in control (as defined in the employment agreement). In consideration of Mr. Cole's agreement to delay the distribution to him of such shares of our common stock to which he will be entitled to receive under the 2008 RSUs as noted above, the agreement also provided for the award to Mr. Cole of an annual cash bonus to be granted under our executive incentive bonus plan, in the amount equal to $0.5 million for each of the four completed calendar years commencing with the calendar year from January 1, 2009 through December 31, 2009, and ended with the calendar year from January 1, 2012 through December 31, 2012 if either of one of two performance measures specified in the agreement have been satisfied. The two performance measures are as follows: (a) if the percentage determined by dividing our EBITDA by our revenues for the calendar year in question places us in the top 50% of the companies contained in the Standard & Poors Small Cap Retailing Index at the end of that calendar year or (b) if our annual revenue percentage growth for the calendar year in question when compared to the immediately preceding calendar year places us in the top 50% of those companies contained in the Standard & Poors Small Cap Retailing Index at the end of that calendar year. The 2011 PSUs and 2011 RSUs granted pursuant to the June 2011 amendment are not subject to the provisions of the December 24, 2008 agreement.

Mr. Cole is also entitled to various benefits, including benefits available to our other senior executives and certain automobile, air travel and life insurance benefits pursuant to the employment agreement.

In addition to his salary and benefits, Mr. Cole is eligible to receive an additional annual cash bonus for each completed calendar year, including as a performance goal thereunder the targets specified in the employment agreement. This cash bonus shall not exceed 150% of Mr. Cole's base salary for the year ended December 31, 2011 and shall not exceed 200% of his base salary for each fiscal year of the term the employment agreement ended after December 31, 2011. The bonus shall be a percentage of the base salary determined based on the level of our consolidated earnings before interest, taxes, depreciation and amortization of fixed assets and intangible assets achieved for such year against a target level established for such year by the compensation committee of our board of directors, in the compensation committee's sole discretion, but with prior consultation with Mr. Cole, as follows:

For the fiscal year ended December 31, 2011:

Annual Level of Targeted EBITDA Achieved	% of Base Salary
less than 80%	0%
80% (threshold)	50%
90%	75%
100% (target)	100%
105%	110%
110%	122.5%
115%	135%
120% or more (maximum)	150%

For fiscal years ended after December 31, 2011:

Annual Level of Targeted EBITDA Achieved	% of Base Salary
less than 80%	0%
80% (threshold)	50%
90%	75%
100% (target)	100%
105%	120%
110%	145%
115%	170%
120% or more (maximum)	200%

Mr. Cole's annual bonus, if earned, will be paid in a lump sum cash payment in the calendar year following the calendar year for which such bonus is earned.

Under Mr. Cole's employment agreement, if we terminate Mr. Cole's employment for "cause" or if Mr. Cole terminates his employment without "good reason", he will receive his earned and/or accrued but unpaid compensation, other than any bonus compensation, then due to him and shares of common stock in respect of any of his already vested 2008 RSUs, 2008 PSUs, 2011 RSUs and 2011 PSUs. If we terminate Mr. Cole's employment without cause or if Mr. Cole terminates his employment for good reason, he will receive, in addition to the foregoing, an amount equal to two times his base salary then in effect plus any previously earned but unpaid annual bonus for a prior fiscal year and a pro-rata portion of the annual bonus for the year of termination. In addition, that portion of his 2008 PSUs and 2011 PSUs subject to vesting in the year of termination based on performance goals achieved as of the date of termination, and 75% of his unvested 2008 RSUs and 2011 RSUs, will vest. If his employment is terminated by us without cause or by him for good reason within 12 months of a change in control, the amount of his base salary-related payment will increase to three times, instead of two times, his base salary then in effect. On a change in control, that portion of his 2008 PSUs that would vest in the year of the change in control or in the future based on performance goals achieved as of the date of the change of control, and all of his unvested 2008 RSUs will vest. Additionally, upon a change in control any remaining unvested 2011 PSUs and 2011 RSUs shall vest immediately.

If Mr. Cole's employment terminates as a result of his disability or death, he or his estate will be entitled to any previously earned and unpaid compensation then due to him plus any previously earned but unpaid annual bonus for the prior fiscal year and a pro-rata portion of the annual bonus for the year of such termination. In addition, in respect of termination as result of a disability, that portion of his 2008 PSUs and 2011 PSUs subject to vesting in the year of termination based on performance goals achieved as of the date of termination, and 50% of his unvested 2008 RSUs and 2011 RSUs, will vest. In respect of a termination as a result of death, that portion of Mr. Cole's 2008 PSUs subject to vesting in the year of termination based on performance goals achieved as of the date of termination and 100% of the remaining unvested 2011 PSUs, 2008 RSUs and 2011 RSUs, shall vest.

The employment agreement with Mr. Cole also contains certain non-competition and non-solicitation covenants restricting certain activities for periods equal to the term of the agreement and any renewal period plus one and two years, respectively, after the agreement is terminated for any reason.

Warren Clamen and Andrew Tarshis

On October 7, 2011, we entered into amendments of the employment agreements dated November 11, 2008, with each of the following executive officers: (i) Andrew Tarshis (this employment agreement, as amended through October 7, 2011, is referred to as the Tarshis employment agreement) and (ii) Warren Clamen (this employment agreement, as amended through October 7, 2011, is referred to as the Clamen employment agreement and, together with the Tarshis employment agreement, the Clamen/Tarshis employment agreements, and each of Mr. Tarshis and Mr. Clamen are referred to in the description of the Clamen/Tarshis employment agreements below as an executive). The Clamen/Tarshis employment agreements provide for the employment of Mr. Tarshis as our executive vice president and general counsel through December 31, 2015 and of Mr. Clamen as our executive vice president and chief financial officer through December 31, 2013.

Under the Clamen employment agreement, Mr. Clamen is entitled to an annual base salary of not less than $450,000 from November 11, 2011 through December 2012 and $475,000 during 2013. Under the Tarshis employment agreement, Mr. Tarshis is entitled to an annual base salary of not less than $450,000 from November 11, 2011 through December 2012 and $475,000, $500,000 and $525,000, during 2013, 2014 and 2015. In addition, each executive is entitled to participate in our executive bonus program and is eligible to receive bonuses of up to 100% of his base salary or such maximum amount available under any executive bonus program generally applicable to our senior executives.

Pursuant to the terms of the Clamen/Tarshis employment agreements, each executive received an award of 3,145 shares of our common stock in 2010. In 2011, Mr. Clamen and Mr. Tarshis received 4,581 shares and 6,871 shares, respectively, of our common stock. In 2012, each executive received 13,405 restricted shares of our common stock, all of which vested immediately. Each executive is also entitled to various benefits, including benefits available to our other senior executives and certain automobile, life insurance and medical benefits.

In addition, pursuant to the Clamen/Tarshis employment agreements, (i) Mr. Clamen was granted an award of 57,648 time-vested 2011 RSUs of the Company's common stock, which will vest in three equal annual installments on December 31, 2012, 2013 and 2014, and an award of 57,648 performance-based 2011 PSUs and (ii) Mr. Tarshis received an award of 76,864 2011 RSUs of the Company's common stock, which will vest in four equal annual installments on December 31 of 2012, 2013, 2014 and 2015, and an award of 76,864 PSUs. Under the Clamen/Tarshis employment agreements, the 2011 RSUs are subject to each executive's continuous employment with the Company on the applicable vesting date, and are also subject to acceleration under certain circumstances. The 2011 PSUs will be subject to vesting based on the Company's achievement of certain designated performance goals. Both the 2011 RSUs and 2011 PSUs are subject to forfeiture upon the termination of the executive's employment under certain circumstances. Upon a change in control, any unvested 2011 PSUs and 2011 RSUs shall vest. Upon termination for death or disability, any unvested 2011 PSUs and 2011 RSUs shall vest. Upon termination by the Company for cause or the executive without good reason, unvested 2011 RSUs and 2011 PSUs shall be forfeited. Upon termination by the Company without cause or by the executive with good reason, that portion of the 2011 PSUs subject to vesting in the year of termination based on performance goals achieved as of the termination, and any unvested 2011 RSUs, shall vest. Additionally, if Mr. Clamen's employment agreement is not renewed at the end of its term for at least a year, any remaining unvested 2011 PSUs and 2011 RSUs shall vest. The performance goals for the 2011 PSUs are related to the achievement of EBITDA growth, diluted earnings per share growth and Free Cash Flow and the performance goals for 2012 are discussed in "Compensation Discussion & Analysis—2011 PSUs".

Under the Clamen/Tarshis employment agreements, if the executive's employment is terminated by us for "cause" or by the executive without "good reason" (as defined in the Clamen/Tarshis employment agreements), he will receive his earned and unpaid base salary through the date of termination and shares of common stock in respect of any of his already vested stock awards. If an executive's employment is terminated by us without cause or by the executive for good reason, he will receive, in addition to the foregoing, an amount equal to his applicable base salary for the remaining term of the Clamen/Tarshis employment agreement plus any earned but unpaid annual bonus for a prior year ("prior year bonus") and a pro-rata portion of any bonus for the year of termination ("pro rata bonus"). In addition, any unvested portion of his stock award will vest. If the employment of an executive is terminated by us without cause or by him for good reason within 12 months of a "change in control" (as defined in the Clamen/Tarshis employment agreements), in addition to the foregoing payments he will also receive an amount equal to $100 less than three times the executive's "annualized includable compensation for the base period" (as defined in the Internal Revenue Code). If an executive's employment terminates as a result of his disability or death, the executive or his estate will be entitled to any earned and unpaid base salary, plus any prior year bonus and pro rata bonus. In addition, any unvested portion of his stock award will vest.

The Clamen/Tarshis employment agreements also contain confidentiality provisions for specified periods.

David Blumberg

On February 26, 2009, we entered into an employment agreement with Mr. David Blumberg, effective as of January 1, 2009 (referred to as the 2009 employment agreement), that provided for the employment of Mr. Blumberg as our Head of Strategic Development for a three-year term. From November 2006 until the commencement of his employment with us in 2009, Mr. Blumberg provided consulting services to us.

Pursuant to the 2009 employment agreement, Mr. Blumberg was entitled to an annual base salary of not less than $400,000. In addition, Mr. Blumberg was entitled to payments after the closing by us or our subsidiaries of an "acquisition" (as defined in the 2009 employment agreement) in or of any entity, business, brand, trademark, service mark, patent, license, revenue stream or other asset during the term of the 2009 employment agreement and, under certain circumstances, for a 90 day period after termination of the 2009 employment agreement. Subject to an annual acquisition payment cap of 2.5 times his then current base salary, Mr. Blumberg was to receive $500,000 for acquisitions that had a "value" (as defined in the 2009 employment agreement), of $30 million or more and $250,000 for acquisitions with a lesser "value". Under Mr. Blumberg's 2009 employment agreement, the value of an acquisition generally meant the projected gross revenue stream to be derived by us from such acquisition during the first complete year following the closing of the acquisition, subject to certain adjustments such as deductions for operational and transaction expenses.

In addition, under the 2009 employment agreement Mr. Blumberg was also entitled to receive an award of up to 107,476 shares of our common stock, referred to as the award shares. For each acquisition that closed during a calendar year one sixth of the shares will vest at the end of such calendar year subject to an annual vesting cap specified in the 2009 employment agreement. On December 31, 2011 and 2010, a total of 35,826 and 17,913, respectively, of the award shares were granted to Mr. Blumberg and vested pursuant to the 2009 employment agreement. Mr. Blumberg is also entitled to various benefits, including benefits available to our other senior employees including an automobile allowance and certain life insurance and medical and dental benefits.

If Mr. Blumberg's 2009 employment were terminated by us for "cause" or by him without "good reason" (each as defined in the 2009 employment agreement), he would have received his earned and unpaid base salary through the date of termination and shares of common stock in respect of any already vested stock awards, including award shares, or, if the award shares had not been granted, the vested portion of the alternate payment described below. In addition, subject to the acquisition cap, Mr. Blumberg would have received the acquisition payment for any acquisition that closed within 90 days of his termination. If his employment were terminated by us without cause or by him for good reason, he would have received, in addition to the foregoing, an amount equal to his base salary for the remaining 2009 agreement term plus any earned but unpaid annual bonus for a prior year or other completed period (the prior year bonus) and any unvested portion of his stock award would have vested. In addition, subject to the acquisition cap, he would have received the acquisition payment for any acquisition that closed within 90 days of such termination. If his employment is terminated by us without cause or by him for good reason within 12 months of a "change in control" (as defined in the 2009 employment agreement), in addition to the foregoing payments he would have received had he been terminated without a change of control, he would also have received an amount equal to equal to $100 less than three (3) times the greater of (i) $400,000 or (ii) the average of the annual cash compensation received by him on or after January 1, 2009 in his capacity as an employee of the Company during the "base period" (as defined in Section 280G of the Internal Revenue Code) subject to an "excess parachute" payment limitation (as defined in Section 280G). Annual cash compensation includes base salary plus any acquisition payments and acquisition bonus payments paid to him. If Mr. Blumberg's employment had terminated as a result of his disability or death, he or his estate would have been entitled to any earned and unpaid base salary, any prior year bonus, any unvested portion of his stock award (which would have vested) and, subject to the acquisition cap, the acquisition payment for any acquisition that closes within 90 days of the date of death or disability.

On March 5, 2012, we entered into a new employment agreement with Mr. David Blumberg, effective as of January 1, 2012 (referred to as the 2012 employment agreement), that provided for the employment of Mr. Blumberg as our Head of Strategic Development for a slightly greater than one-year term. The 2012 employment agreement replaced the 2009 employment agreement and provided for the continued employment of Mr. Blumberg until January 31, 2013.

Under the 2012 employment agreement, Mr. Blumberg was entitled to an annual base salary of not less than $400,000 and he was eligible to receive cash bonuses based on the achievement of certain designated performance goals related to acquisitions. In addition, Mr. Blumberg was granted an award of 37,800 performance-based restricted shares of the Company's common stock, subject to vesting upon the closing of eligible acquisitions (as defined in the 2012 employment agreement) during the term of the 2012 employment agreement. The 2012 employment agreement provided for no other share-based awards. The other terms and conditions of the new employment agreement are materially consistent with the 2009 employment agreement.

For a discussion of performance goals and what Mr. Blumberg received for 2012, see "Compensation Discussion and Analysis—Mr. Blumberg's Performance Based Restricted Stock Awards and—Cash Bonus Compensation."

In February 2013, we entered into an amendment to the 2012 employment agreement, effective as of February 1, 2013 (referred to as the 2013 amendment), that provides for the employment of Mr. Blumberg as our Head of Strategic Development through January 31, 2016. Pursuant to the 2013 amendment, Mr. Blumberg is entitled to an annual base salary that is not less than $550,000. In addition, Mr. Blumberg was granted an award of 50,000 time-vested restricted stock units which vest in three equal annual installments on December 31, 2013, 2014 and 2015, subject to Mr. Blumberg's continued employment on the applicable vesting date. Mr. Blumberg also received 200,000 performance-based restricted shares of the Company's common stock, subject to vesting upon the closing of eligible acquisitions during the term of the 2013 amendment and the attainment of specified levels of EBITDA, adjusted earnings per share (diluted) and free cash flow. For a description of these performance goals, see "Compensation Discussion and Analysis—Mr. Blumberg's Performance Based Restricted Stock Awards" and—"Cash Bonus Compensation." Both the RSUs and PSUs granted to Mr. Blumberg are subject to forfeiture upon the termination of the executive's employment under certain circumstances. Upon a change in control, all of Mr. Blumberg's unvested PSUs and RSUs shall vest. Upon termination for death or disability, all of Mr. Blumberg's unvested PSUs and RSUs shall vest. Upon termination by the Company for cause or the executive without good reason, Mr. Blumberg's unvested RSUs and PSUs shall be forfeited. Upon termination by the Company without cause or by the executive with good reason, that portion of Mr. Blumberg's PSUs subject to vesting in the year of termination based on performance goals achieved as of the termination, and all of Mr. Blumberg's unvested RSUs, shall vest. Additionally, pursuant to the 2013 amendment, Mr. Blumberg is no longer entitled to cash bonuses upon closing of acquisitions, with certain exceptions, including with respect to any acquisition of a target acquisition company (as defined in the 2013 amendment) if such acquisitions close after entering into the 2013 amendment, and prior to July 31, 2013. The cash bonus related to these acquisitions shall not exceed $750,000. All Acquisitions are approved by our Board of Directors. We believe this mitigates any risk related to Mr. Blumberg's compensation upon completion of acquisitions.

Yehuda Shmidman

On November 17, 2009 we entered into a new employment agreement with Yehuda Shmidman, herein referred to as the Shmidman employment agreement. The Shmidman employment agreement provides for the employment of Mr. Shmidman as our executive vice president of operations for a term of three years. In July 2010, Mr. Shmidman was promoted to chief operating officer.

Under the Shmidman employment agreement, Mr. Shmidman was entitled to an annual base salary of not less than $350,000, $375,000 and $400,000, during the first, second and third years of the term of his employment agreement. In addition, under the employment agreement Mr. Shmidman received a bonus of $300,000 in 2012 and $150,000 in 2009 and commencing in 2010 he became eligible to participate in our executive bonus program and was eligible to receive bonuses of up to 100% of his base salary or such maximum amount available under any executive bonus program generally applicable to our senior executives.

Pursuant to the terms of the Shmidman employment agreement, in 2009, Mr. Shmidman received an award of 74,788 shares of our common stock. The shares vest in three equal annual installments with the first installment vesting on November 16, 2010, subject to acceleration under certain circumstances set forth in the Shmidman employment agreement. In 2012, Mr. Shmidman received a discretionary cash bonus of $300,000 pursuant to his employment agreement. Mr. Shmidman was also entitled to various benefits, including benefits available to our other senior executives and certain automobile, life insurance and medical benefits.

On October 26, 2012 Mr. Shmidman's employment with the Company ceased.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information with respect to outstanding equity-based awards at December 31, 2012 for our named executive officers. Yehuda Shmidman ceased being an employee in October 2012, and therefore is not included in the chart.

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exerciseable	Number of Securities Underlying Unexercised Options Unexerciseable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Vesting Date of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	(#)	(#)	(#)	($)		(#)		($)	(#)	($)
Neil Cole(1)	800,000	—	—	4.62	3/29/2015	68,306	12/31/2013	$1,524,590	65,119(2)	$1,453,456
	200,000	—	—	10.00	12/28/2015	68,306	12/31/2014	1,524,590	341,530	7,622,950
	—	—	—	—	—	68,306	12/31/2015	1,524,590	341,530	7,622,950
	—	—	—	—	—	—	—	—	341,530	7,622,950
Warren Clamen										
						2,290	4/7/2013	51,113	6,403	$ 142,915
						19,216	12/31/2013	428,901	19,216	428,901
						19,216	12/31/2014	428,901	19,216	428,901
						6,703	10/17/2013	149,611	—	—
						6,702	10/17/2014	149,589	—	—
Andrew Tarshis										
						3,435	4/7/2013	76,669	6,403	$ 142,915
						19,216	12/31/2013	428,901	19,216	428,901
						19,216	12/31/2014	428,901	19,216	428,901
						19,216	12/31/2015	428,901	19,216	428,901
						6,703	10/17/2013	149,611	—	—
						6,702	10/17/2014	149,589	—	—
David Blumberg	30,000	—	—	$20.18	3/9/2017	—	—	—	—	—
	55,000	—	—	20.40	3/30/2017	—	—	—	—	—
	55,000	—	—	23.66	10/3/2017	—	—	—	—	—
	30,000	—	—	20.02	12/17/2017	—	—	—	—	—
	20,000	—	—	6.65	10/2/2018	—	—	—	—	—
	15,000	—	—	17.16	9/22/2019	—	—	—	—	—
	15,000	—	—	11.66	10/30/2019	—	—	—	—	—
	15,000	—	—	16.33	6/3/2020	—	—	—	—	—
	15,000	—	—	22.51	4/26/2016	—	—	—	—	—
	15,000	—	—	18.36	10/26/2016	—	—	—	—	—

(1) Mr. Cole was granted 1,181,684 2008 RSUs, and 571,150 2008 PSUs, on February 19, 2008 pursuant to his employment agreement with us. On December 24, 2008, Mr. Cole agreed, in an amendment to his employment agreement, to defer the issuance of 1,181,684 shares of common stock underlying the 2008 RSUs until the earlier of (i) the date Mr. Cole is no longer employed by either (a) us or (b) any corporation or other entity owning, directly or indirectly, 50% or more of our outstanding common stock, or in which we or any such corporation or other entity owns, directly or indirectly, 50% or more of the outstanding capital stock (determined by aggregate voting rights) or other voting interests or (ii) a change in control (as defined in the employment agreement). In consideration of Mr. Cole's agreement to delay the distribution to him of such shares of our common stock to which he will be entitled to receive under the 2008 RSUs as noted above, the agreement also provided for the award to Mr. Cole of an annual cash bonus to be granted under our executive incentive bonus plan, in the amount equal to $500,000 for each of the four completed calendar years commencing with the calendar year from January 1, 2009 through December 31, 2009, and ending with the calendar year from January 1, 2012 through December 31, 2012 if either one of two performance measures specified in the agreement have been satisfied. For a discussion of the performance measures, see our "Compensation Discussion and Analysis." The 1,181,684 2008 RSUs vested in five substantially equal installments on each December 31st, beginning on December 31, 2008, ending on December 31, 2012. The delivery of the shares underlying such RSUs has been deferred as described above. Mr. Cole was granted 204,918 2011 RSUs and 1,219,945 2011 PSUs on June 17, 2011 pursuant to the June 2011 amendment to his employment agreement with us.

(2) As noted above, Mr. Cole was granted 1,181,684 2008 RSUs and 571,150 2008 PSUs on February 19, 2008 pursuant to his 2008 employment agreement with us. At that time he was also entitled to receive an additional 216,639 2008 PSUs under his 2008 employment agreement. On May 21, 2008, Mr. Cole entered into an agreement with us that provided for the rescission of 256,034 of the previously granted 571,150 2008 PSUs, which rescinded PSUs were then added to 216,639 additional 2008 PSUs he was entitled to under his employment agreement (a total of 472,673 2008 PSUs). These 472,673 2008 PSUs were granted to Mr. Cole in 2009. As noted above, Mr. Cole was granted 204,918 2011 RSUs and 1,219,945 2011 PSUs on June 17, 2011 pursuant to an amendment to his employment agreement with us. In 2013, the Compensation Committee determined that none of the 2008 PSUs were earned and such 2008 PSUs were

forfeited. In 2012, the Compensation Committee determined that the $227.8 million EBITDA target was achieved, and, therefore, Mr. Cole earned 78,779 of the 157,558 2008 PSUs that he was eligible to earn for the year ended December 31, 2011. In February 2011, the Compensation Committee determined that the $194.0 million EBITDA target was achieved, and, therefore, Mr. Cole earned 118,169 of the 157,558 2008 PSUs that he was eligible to earn for the year ended December 31, 2010. In February 2010, the Compensation Committee determined that the $160 million EBITDA target was achieved, and, therefore, Mr. Cole earned 39,390 of 157,558 2008 PSU's that he was eligible to receive for the year ended December 31, 2009. The other performance goals for the 2008 PSUs involving market capitalization and share price were not achieved with respect to the years ended December 31, 2012, 2011 and 2010.

Grant dates and vesting dates for all outstanding equity awards at December 31, 2012 are as follows:

	Number of Securities Underlying Unvested Restricted Stock (#)	Number of Securities Underlying Unexercised Options Exercisable (#)	Grant Date	Vesting Date
Neil Cole	—	800,000	3/29/2005	3/29/2005
	—	200,000	12/28/2005	12/28/2005
	65,119	—	6/17/2011	12/31/2012
	68,306	—	6/17/2011	12/31/2013
	341,530	—	6/17/2011	12/31/2013
	68,306	—	6/17/2011	12/31/2014
	341,530	—	6/17/2011	12/31/2014
	68,306	—	6/17/2011	12/31/2015
	341,530	—	6/17/2011	12/31/2015
Warren Clamen	2,290	—	4/7/2011	4/7/2013
	6,403	—	10/7/2011	12/31/2012
	19,216	—	10/7/2011	12/31/2013
	19,216	—	10/7/2011	12/31/2013
	19,216	—	10/7/2011	12/31/2014
	19,216	—	10/7/2011	12/31/2014
	6,703	—	10/17/2012	10/17/2013
	6,702	—	10/17/2012	10/17/2014
Andrew Tarshis	3,435	—	4/7/2011	4/7/2013
	6,403	—	10/7/2011	12/31/2012
	19,216	—	10/7/2011	12/31/2013
	19,216	—	10/7/2011	12/31/2013
	19,216	—	10/7/2011	12/31/2014
	19,216	—	10/7/2011	12/31/2014
	19,216	—	10/7/2011	12/31/2015
	19,216	—	10/7/2011	12/31/2015
	6,703	—	10/17/2012	10/17/2013
	6,702	—	10/17/2012	10/17/2014
David Blumberg	—	30,000	3/9/2007	3/9/2007
	—	55,000	3/30/2007	3/30/2007
	—	55,000	10/3/2007	10/3/2007
	—	30,000	12/17/2007	12/17/2007
	—	20,000	10/2/2008	10/2/2008
	—	15,000	9/22/2009	9/22/2009
	—	15,000	10/30/2009	10/30/2009
	—	15,000	6/3/2010	6/3/2010
	—	15,000	4/26/2011	4/26/2011
	—	15,000	10/26/2011	10/26/2011

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding exercise of options and vesting of restricted stock held by our named executive officers during the year ended December 31, 2012.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise(1) (#)	Value Realized on Exercise(2) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Neil Cole(3)	149,549	$2,161,039	236,337	$5,275,042
	102,309	1,481,615	65,118	1,453,433
	15,000	159,750	—	—
Warren Clamen(4)	—	—	2,291	38,076
	—	—	19,216	428,901
	—	—	6,410	143,071
Andrew Tarshis(5)	—	—	3,436	57,106
	—	—	19,216	428,901
	—	—	6,410	143,071
David Blumberg	—	—	10,000	201,600
Yehuda Shmidman(6)	—	—	4,581	76,136
	—	—	5,931	106,224

(1) The number of shares reflects the gross amount issued upon the exercise of the options and does not give effect to the withholding of a portion of the shares by us to satisfy certain withholding tax liability of the person exercising the options.

(2) Included in this column is the aggregate dollar amount realized by the named executive officer upon exercise of the options.

(3) Includes 236,337 shares of common stock underlying 2008 RSUs that vested on December 31, 2012 and 65,118 shares of common stock underlying 2011 PSUs that were deemed earned by the compensation committee for the year ended December 31, 2012 as more fully discussed in footnote 2 to the table of Outstanding Equity Awards at Fiscal Year-End and "Compensation Discussion and Analysis—2011 PSUs". The delivery of the 236,337 shares of common stock underlying the 2008 RSUs was deferred, as more fully discussed in footnote 1 to the table of Outstanding Equity Awards at Fiscal Year-End.

(4) Includes 19,216 shares of common stock underlying the 2011 RSUs that vested on December 31, 2012 and 6,410 shares of common stock underlying the 2011 PSUs that were deemed earned by the compensation committee for the year ended December 31, 2012 as more fully discussed in "Compensation Discussion and Analysis—2011 PSUs." Also includes discretionary grant of 2,291 shares of restricted stock.

(5) Includes 19,216 shares of common stock underlying the 2011 RSUs that vested on December 31, 2012 and 6,410 shares of common stock underlying the 2011 PSUs that were deemed earned by the compensation committee for the year ended December 31, 2012 as more fully discussed in "Compensation Discussion and Analysis—2011 PSUs." Also includes discretionary grant of 3,436 shares of restricted stock.

(6) Mr. Shmidman ceased being an officer of the Company in October 2012.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As noted under "—Narrative to Summary Compensation Table-and Plan-Based Awards Table—Employment Agreements", we have entered into employment agreements with each of our named executive officers. These agreements provide for certain payments and other benefits if a named executive officer's employment with us is terminated under circumstances specified in his or her respective agreement, including a "change in control" of the Company. A named executive officer's rights upon the termination of his or her employment will depend upon the circumstances of the termination.

The receipt of the payments and benefits to the named executive officers under their employment agreements are generally conditioned upon their complying with customary non-solicitation, non-competition, confidentiality, non-interference or non-disparagement provisions. By the terms of such agreements, the executives acknowledge that a breach of some or all of the covenants described herein will entitle us to injunctive relief restraining the commission or continuance of any such breach, in addition to any other available remedies.

Except as provided in the footnotes below, the following table provides the term of such covenants following the termination of employment as it relates to each named executive officer:

Covenant	Neil Cole	Warren Clamen	Andrew Tarshis	David Blumberg	Yehuda Shmidman(4)
Confidentiality	Infinite duration	Infinite duration	Infinite duration	Infinite duration	Infinite duration
Non-solicitation	Two years(1)	None	None	Two years(1)	(3)
Non-competition	One year(1)	None	None	Two years(1)	(3)
Non-interference	(2)	None	None	Two years(1)	(3)
Non-disparagement	Five years(1)	None	None	None	None

(1) Covenant runs from the date the executive's employment agreement is terminated.

(2) Mr. Cole's employment agreement with us provides that during the term and a period of (i) two years thereafter, Mr. Cole cannot solicit our employees, (ii) one year thereafter, Mr. Cole cannot solicit our customers and (iii) one year thereafter, Mr. Cole may not interfere in any manner with our relationship with our vendors.

(3) Covenant term ended on November 16, 2012.

(4) Mr. Shmidman ceased being an officer of the Company in October 2012.

Termination Payments (without a change in control)

The table below includes a description and the amount of estimated payments and benefits that would be provided by us (or our successor) to each of the named executive officers under each employment agreement, assuming that a termination circumstance occurred as of December 31, 2012 and a "change in control" had not occurred:

		Estimated Amount of Termination Payment to:				
Type of Payment	Termination Event	Neil Cole(1)	Warren Clamen(1)	Andrew Tarshis(1)	Yehuda Shmidman	David Blumberg
Payment of earned but unpaid salary, unreimbursed expense, and accrued but unused vacation time(2)	Termination for Cause or by executive without Good Reason	none	none	none	none	none
Earned but unpaid bonuses(2)	Termination without Cause or by executive for Good Reason, death or disability	none	none	none	none	none
Lump Sum Severance Payment	Termination without Cause or by executive for Good Reason	$3,000,000(3)	$925,000(4)	$1,950,000(4)	$ — (4)	$33,333(4)
Pro rata portion of current year bonuses	Death, Disability termination without Cause, or termination by executive for Good Reason	$1,625,000(6)	none(5)	none(5)	none(5)	none(6)
Continued coverage under medical, dental, hospitalization and life insurance plans	Disability, termination without Cause, or termination by executive for Good Reason	$ 53,628	$ 1,502	$ 52,764	$ —	$52,620

(1) See employment agreement descriptions beginning on page 16 for information regarding acceleration of vesting and forfeiture of PSUs and RSUs.
(2) At December 31, 2012, each named executive officer is assumed to have received all such payments.
(3) Payable one half in monthly installments, and half on December 31, 2013.
(4) These amounts are payable in lump sum within 30 days of termination. Assumes that all earned bonuses have been paid.
(5) All such bonuses are discretionary.
(6) All such bonuses are performance based.

Payments Upon Termination Following a Change of Control

In lieu of the lump sum severance payment upon termination without a change of control, Mr. Cole is entitled upon termination following a change in control to a lump sum payment equal to three times his base salary as then in effect plus any annual bonus earned but unpaid for a prior fiscal year and, if such termination occurs following the Company's first fiscal quarter, a pro-rata portion of the annual bonus Mr. Cole would have earned for the fiscal year in which the termination occurs based on actual results for such year. Such payment is due within 60 days of the date of such termination. Mr. Cole would also be eligible in such circumstances for the continuation of certain medical benefits.

In addition to the payments made upon termination by the Company without cause or termination by the executive for good reason, the employment agreements with Messrs. Tarshis and Clamen provide that, if, within twelve months of a "change in control," their employment is terminated by us without "cause" or they terminate their employment with us for "good reason," as all such terms are defined in each employment agreement, we are obligated to make a lump-sum severance payment to each such named executive officer equal to $100 less than three times the named executive officer's "annualized includable compensation for the base period" (as defined in Section 280G of the Internal Revenue Code). Under the same circumstances, the employment agreement with Mr. Blumberg obligates us to make a lump-sum severance payment to Mr. Blumberg equal to $100 less than three times the greater of (i) $400,000 or (ii) the average of the annual cash compensation received by Mr. Blumberg on or after the effective date of his employment agreement in his capacity as an employee of the Company during the "base period" (also as defined in Section 280G of the Internal Revenue Code).

Under the circumstances described in the preceding paragraph, all of the named executive officers would be entitled to an accelerated vesting and payment of stock options and restricted stock awards granted to that named executive officer. However, the sum of any lump sum payments, the value of any accelerated vesting of stock options and restricted stock awards, and the value of any other benefits payable to the named executive officer, with the exception of Mr. Cole, may not equal or exceed an amount that would constitute an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code). In respect of these named executive officers (again excluding Mr. Cole), such payment is due within 15 days of the date of such termination.

The following table quantifies the estimated maximum amount of payments and benefits under our employment agreements and agreements relating to awards granted under our equity incentive and stock option plans to which the named executive officers would have been entitled upon termination of employment if we had terminated their employment without cause within twelve (12) months following a "change in control" of our Company that (by assumption) occurred on December 31, 2012 and prior to the expiration of any employment agreements.

	Cash Severance Payment ($)	Continuation of Medical/Welfare Benefits (Present Value) ($)	Present Value of Accelerated Vesting of Equity Awards ($)(1)	Present Value of Accelerated Payment of Bonus ($)	Total Termination Benefits ($)
Neil Cole	4,500,000(2)	53,628	23,992,973(6)	1,657,500(7)	29,204,101
Warren Clamen	2,385,237(3)	1,502	1,315,126	0	3,701,865
Andrew Tarshis	1,045,312(4)	52,764	1,902,144	0	3,000,220
David Blumberg	1,233,333(5)	52,620	622,728	0	1,908,681
Yehuda Shmidman	—	—	—	—	—

(1) This amount represents: (a) with respect to all PSUs, or RSUs granted during the 2012 calendar year, the unrealized value of the unvested portion of the respective named executive officer's PSUs and/or such RSUs based upon the closing price of our common stock on December 31, 2012, and (b) with respect to all other RSUs, the present value of the accelerated vesting of such RSUs. See the descriptions of the employment agreements beginning on page 16 regarding accelerated vesting of and forfeiture of PSUs and RSUs. For 280G purposes, we have assumed that the accelerated vesting of RSUs on a change in control is a "change in control payment".

(2) Payable within 60 days of termination.

(3) $475,000 is payable within 30 days of termination. The difference is due within 15 days of termination.

(4) Payable within 30 days of termination.

(5) $33,333 is payable within 30 days of termination. The difference is due within 15 days of termination.

(6) Assumes no "catch-up" vesting of any PSUs.

(7) Represents 2012 bonus payable plus the present value of the accelerated payment date of such bonus due to a change in control.

VOTING SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common stock as the Record Date by each of our directors and our named executive officers, all of our executive officers and directors, as a group, and each person known by us to beneficially hold more than five percent of our common stock, based on information obtained from such persons.

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned, subject to community property laws where applicable. The shares "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC and, accordingly, shares of our common stock underlying options, warrants, restricted stock units and other convertible securities that are exercisable or convertible within 60 days of the Record Date and shares of our common stock underlying restricted stock awards that vest within 60 days of Record Date are deemed to be beneficially owned by the purposes of determining such holder's percentage ownership. The same securities may be beneficially owned by more than one person. Percentage ownership is based on 55,430,378 shares of our common stock outstanding as of the Record Date. The address for each beneficial owner, unless otherwise noted, is c/o Iconix Brand Group, Inc. at 1450 Broadway, New York, New York 10018.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Company's Outstanding Common Stock Beneficially Owned
Neil Cole	2,659,092(1)	4.7%
Warren Clamen	57,197(2)	*
Andrew Tarshis	46,770(3)	*
David Blumberg	292,482(4)	*
Barry Emanuel	104,357(5)	*
Drew Cohen	79,561(6)	*
F. Peter Cuneo	135,337	*
Mark Friedman	49,701	*
James A. Marcum	41,881	*
Laurence N. Charney	13,598	*
Blackrock, Inc. 40 East 42nd Street New York, NY 10022	5,387,759(7)	9.5%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	3,943,271(8)	6.9%
Dimensional Fund 6300 Bee Cave Road Palisades West, Building One Austin, TX 78746	5,093,607(9)	9.0%
Michael W. Cook Asset Management, Inc. d/b/a SouthernSun Asset Management 6070 Poplar Avenue, Suite 300 Memphis, TN 38119	4,286,354(10)	7.5%
All directors and executive officers as a group (10 persons)	3,479,976(11)	6.1%

* Less than 1%

(1) Includes (i) 1,000,000 shares of common stock issuable upon exercise of options, (ii) 1,181,614 shares of common stock underlying 2008 RSUs that have vested but the delivery of which Mr. Cole has agreed to defer and (iii) 20,000 shares of common stock owned by Mr. Cole's children. Does not include (i) shares held in Mr. Cole's account under the Company's 401(k) savings plan, (ii) 204,918 shares of common stock underlying 2011 RSUs that have not yet vested and (iii) 1,154,827 2011 PSUs that have not yet vested.

(2) Does not include (i) 38,432 2011 RSUs that have not yet vested and 51,238 2011 PSUs that have not yet vested.

(3) Does not include (i) 57,648 2011 RSUs that have not yet vested and 70,454 2011 PSUs that have not yet vested.

(4) Includes (i) 75,000 shares of common stock issuable upon exercise of options owned by Mr. Blumberg and (ii) 190,000 shares of common stock issuable upon exercise of options owned by Blumberg Associates, LLC.

(5) Includes 70,250 shares of common stock issuable upon exercise of options.

(6) Includes 50,000 shares of common stock issuable upon exercise of options.

(7) Based on a Schedule 13G/A filed on February 8, 2013, BlackRock, Inc. is deemed to have beneficial ownership of these shares. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. The BlackRock, Inc., subsidiaries which acquired these shares are BlackRock Japan Co. Ltd.; BlackRock Institutional Trust Company, N.A.; BlackRock Fund Advisors; BlackRock Asset Management Canada Limited; BlackRock Asset Management Australia Limited; BlackRock Advisors, LLC; BlackRock Asset Management Ireland Limited; BlackRock International Limited; BlackRock Investment Management, LLC; BlackRock Advisors (UK) Limited and BlackRock Investment Management (UK) Limited. BlackRock, Inc. has sole voting and dispositive power in respect of these shares.

(8) Based on a Schedule 13G/A filed on February 11, 2013, The Vanguard Group, Inc. (the "Vanguard Group") is deemed to have beneficial ownership of these shares, of which (i) 104,536 shares are owned beneficially by Vanguard Fiduciary Trust Company, a wholly owned subsidiary of the Vanguard Group, as a result of its serving as investment manager of collective trust accounts and (ii) 3,800 shares are owned beneficially by Vanguard Investments Australia, Ltd, a wholly owned subsidiary of The Vanguard Group, Inc., as a result of its serving as an investment manager of Australian investment offerings. The Vanguard Group has the sole power to vote or direct the vote of 108,336 shares of common stock, sole power to dispose of or to direct the disposition of 3,838,735 shares and shared power to dispose or to direct the disposition of 104,536 shares.

(9) Based on a Schedule 13G/A filed on February 11, 2013, Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the Company's shares of common stock that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company held by the Funds. However, all securities reported in the referenced Schedule 13G/A are owned by the Funds and the Funds have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock held in their respective accounts. Dimensional disclaims beneficial ownership of such securities.

(10) Based on a Schedule 13G filed on February 13, 2013, Michael W. Cook Asset Management, Inc. d/b/a SouthernSun Asset Management, LLC, is deemed to beneficially own these shares.

(11) Includes (i) 1,385,250 shares of common stock issuable upon exercise of options and (ii) 2,068,050 shares underlying restricted stock and restricted stock unit awards.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to its charter, our audit committee must review and approve, where appropriate, all related party transactions.

The Candie's Foundation

The Candie's Foundation, a charitable foundation founded by Neil Cole, our chairman, chief executive officer and president, for the purpose of raising national awareness about the consequences of teenage pregnancy, owed us $0.6 million and $0.7 million at December 31, 2012 and December 31, 2011, respectively. The Candie's Foundation intends to pay off the entire borrowing from us during 2013, although additional advances will be made as and when necessary.

Travel

We recorded expenses of approximately $155,000, $114,000 and $116,000 for fiscal years 2012, 2011 and 2010, respectively, for the hire and use of aircraft solely for business purposes owned by a company in which Neil Cole, our chairman, chief executive officer and president, is the sole owner. We believe that all transactions were made on terms and conditions no less favorable than those available in the marketplace from unrelated parties.

AUDIT COMMITTEE REPORT

In 2012 the Audit Committee met with management and representatives of BDO USA, LLP to review preparations for the audit including review of control procedures required pursuant to implementation of Section 404 of the Sarbanes-Oxley Act of 2002, and the procedures and timing of the audit of our financial statements. Following completion of the audit of the financial statements, the Audit Committee met with representatives of BDO USA, LLP and management to review the audit findings. The Audit Committee also discussed with representatives of BDO USA, LLP the matters required to be discussed by Statement on Auditing Standards 61, as amended, "Communication with Audit Committees", as adopted by the Public Company Accounting Oversight Board.

The Audit Committee received the written disclosures and the confirming letter from BDO USA, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and discussed with BDO USA, LLP its independence from the Company.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for 2012.

THE AUDIT COMMITTEE

F. Peter Cuneo, Chairperson
Drew Cohen
James A. Marcum
Laurence N. Charney

PROPOSAL II

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

BDO USA, LLP has audited and reported upon our financial statements for our fiscal year ended December 31, 2012. The audit committee of the Board of Directors has re-appointed BDO USA, LLP as our independent registered public accountants for 2013. Although stockholder approval of the appointment of BDO USA, LLP is not required by law, the audit committee and the Board of Directors believe that it is advisable to give stockholders an opportunity to ratify this appointment. Furthermore, although the appointment of BDO USA, LLP is being submitted for stockholder ratification, the audit committee reserves the right, even after ratification by stockholders, to change the appointment of BDO USA, LLP our independent registered public accountants, at any time during the 2013 fiscal year, if it deems such change to be in our best interest. A representative of BDO USA, LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

In addition to retaining BDO USA, LLP to audit our financial statements, we engage BDO USA, LLP from time to time to perform other services.

Audit Fees. The aggregate fees billed by BDO USA, LLP for professional services rendered for the audit of the Company's annual financial statements for 2012 and 2011, internal controls over financial reporting and the reviews of the financial statements included in the Company's Forms 10-Q, comfort letters and consents related to SEC registration statements and other capital raising activities for 2012 and 2011 totaled approximately $826,500 and $785,000, respectively.

Audit-Related Fees. There were approximately $90,000 and $78,000 aggregate fees billed by BDO USA, LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements for 2012 and 2011, respectively, and that are not disclosed in the paragraph captioned "Audit Fees" above. The majority of the audit-related fees in 2012 and 2011 were related to acquisitions.

Tax Fees. The aggregate fees billed by BDO USA, LLP for professional services rendered for tax compliance, for 2012 and 2011, were approximately $55,000 and $50,000, respectively. There were no fees billed by BDO USA, LLP for professional services rendered for tax advice and tax planning for 2012 and 2011.

All Other Fees. There were no fees billed by BDO USA, LLP, for products and services other than the services described in the paragraphs captioned "Audit Fees", "Audit-Related Fees", and "Tax Fees" above for 2012 and 2011.

The Audit Committee has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit services provided by BDO USA, LLP in 2012. Consistent with the Audit Committee's responsibility for engaging the Company's independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. The Audit Committee chairperson or their designee has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee. Services approved by the Audit Committee chairperson are communicated to the full Audit Committee at its next regular meeting and the Audit Committee reviews services and fees for the fiscal year at each such meeting. Pursuant to these procedures, the Audit Committee approved all the foregoing audit services and permissible non-audit services provided by BDO USA, LLP.

Recommendation

The Board of Directors recommends that you vote FOR approval of Proposal II and the ratification of the appointment of BDO USA, LLP as our independent registered public accountants for the fiscal year ending December 31, 2013.

PROPOSAL III

TO APPROVE, BY NON-BINDING ADVISORY VOTE, THE RESOLUTION APPROVING NAMED EXECUTIVE OFFICER COMPENSATION

We are asking stockholders to approve a non-binding advisory resolution on its named executive officer compensation as reported in this Proxy Statement. As described within the "Executive Compensation—Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured the Company's named executive officer compensation program to achieve the following objectives:

- Attract, motivate and retain a talented, entrepreneurial and creative team of executives who will provide leadership for the Company's success in dynamic and competitive markets.
- Align pay with performance—as well as with the long-term interests of stockholders—by linking payouts to performance measures that promote long-term stockholder value, including EBITDA, Free Cash Flow and Diluted Earnings Per Share, as well as acquisitions in the case of Mr. Blumberg.
- Ensure continuity of the services of named executive officers so that they will contribute to, and be a part of, the Company's long-term success and to promote and sustain stability in the executive team.

The Company and the Compensation Committee of our Board of Directors consistently review our executive compensation program to ensure that it reflects the competition in the market place for talented individuals so that we can attract and retain skilled and committed long-term executives who we believe will contribute to accomplishing our vision.

We urge stockholders to read the "Executive Compensation—Compensation Discussion and Analysis" within, which describes in more detail how the Company's named executive officer compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving the Company's goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to the Company's success.

For 2012, our revenue declined to $353.8 million, representing a decrease of 4% from the prior year. EBITDA attributable to the Company declined to $217.0 million in 2012, representing a 5% decrease from the prior year. Net income attributable to the Company declined to $109.4 million in 2012, a decrease of 13% from the prior year. Our still strong earnings and operational excellence contributed to Free Cash Flow attributable to the Company of $180.5 million, an increase of 1% from the prior year. Please refer to Exhibit A for unaudited reconciliation tables from U.S. GAAP amounts to non-GAAP amounts relating to EBITDA and Free Cash Flow.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, the Company is asking stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the stockholders of Iconix Brand Group, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2013 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board of Directors and the Compensation Committee will carefully review and consider the voting results when evaluating our named executive officer compensation program.

Board Recommendation

The affirmative vote of the holders of record of a majority in voting interest of the shares of stock entitled to be voted at the Annual Meeting, present in person or by proxy are required for approval of this proposal. **The Board of Directors unanimously recommends a vote "FOR" the approval of the non-binding advisory resolution on the Company's named executive officer compensation.**

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Proxy Proposals Brought Under Rule 14a-8

Stockholders who wish to present proposals appropriate for consideration at our annual meeting of stockholders to be held in the year 2014 must submit the proposal in proper form consistent with our By-Laws to us at our address set forth on the first page of this proxy statement and in accordance with applicable regulations under Rule 14a-8 of the Exchange Act not later than February 12, 2014 in order for the proposition to be considered for inclusion in our proxy statement and form of proxy relating to such annual meeting. Any such proposals, should contain the name and record address of the stockholder, the class and number of shares of our common stock beneficially owned as of the record date established for the meeting, a description of, and reasons for, the proposal and all information that would be require to be included in the proxy statement file with the SEC if such stockholder was a participant in the solicitation subject to Section 14 of the Securities Exchange Act of 1934. The proposal and as well as any questions related thereto, should be directed to the Company's Secretary.

Director Nominations, Proposals for Action and Other Business Brought Before the Annual Meeting.

Our bylaws require that proposals of stockholders made outside of the processes of Rule 14a-8 under the Exchange Act must be submitted, in accordance with the requirements of the bylaws, including providing all of the information specified in the bylaws no earlier than March 25, 2014 and not later than April 23, 2014; provided, however, that in the event that the annual meeting is called for a date that is more than 30 calendar days earlier or more than 60 calendar days later than July 22, 2014, notice by the stockholder in order to be timely must be so delivered or received no earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and not later than the close of businesses on the later of the 90th calendar day prior to the date of such annual meeting or, if the first public disclosure of the date of such annual meeting is less than 100 calendar days prior to the date of such annual meeting, the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made. Stockholders are advised to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

We did not receive notice of any proposed matter to be submitted by stockholders for a vote at this Annual Meeting and, therefore, in accordance with Exchange Act Rule 14a-4(c) any proxies held by persons designated as proxies by our Board of Directors and received in respect of this Annual Meeting will be voted in the discretion of our management on such other matter which may properly come before the Annual Meeting.

WHERE YOU CAN FIND MORE INFORMATION

Our 2012 annual report to stockholders is being made available to stockholders via the Internet. If you would like to receive printed copy of our proxy statement and annual report, you should follow the instructions for requesting such information in the notice you receive.

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 will be provided upon written request to Iconix Brand Group, Inc. at 1450 Broadway, 3rd Floor, NY, NY 10018, Attention: Corporate Secretary. The Form 10-K also is available on our website at www.iconixbrand.com.

OTHER INFORMATION

Proxies for the Annual Meeting will be solicited by mail and through brokerage institutions and all expenses involved, including printing and postage, will be paid by us. We have engaged Morrow & Co., LLC, referred to as Morrow to assist in the administration, distribution and solicitation of proxies for the annual meeting and we expect that their fees will not exceed $15,000. Morrow's address is 470 West Avenue, Stamford, CT 06902. Stockholders can reach Morrow at (855) 289-3516. Banks and Brokerage Firms can reach Morrow at (203) 658-9400. Further solicitation of proxies from some stockholders may be made by our directors, officers and regular employees personally, by telephone, telegraph or special letter. In addition, we may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers whose shares of common stock are registered in nominee name. We will reimburse such persons for their reasonable out-of-pocket costs.

The Board of Directors is aware of no other matters, except for those incident to the conduct of the Annual Meeting, that are to be presented to stockholders for formal action at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting or any adjournments thereof, it is the intention of the persons named in the proxy to vote the proxy in accordance with their judgment.

By order of the Board of Directors,

Neil Cole,
Chairman of the Board,
President and Chief Executive Officer

June 7, 2013

Exhibit A

(in thousands)		(Unaudited) Year ended	
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
EBITDA(1)	$216,963	$229,558	$209,567
Reconciliation of EBITDA:			
Net Income	109,408	126,105	98,847
Add: Income taxes	58,963	71,286	52,409
Add: Interest expense and other, net, the Ed Hardy gain and loss on marketable securities	41,826	24,194	49,552
Add: Depreciation and amortization of certain intangibles	6,766	7,973	8,759
EBITDA	$216,963	$229,558	$209,567

(1) EBITDA, a non-GAAP financial measure, represents net income before income taxes, interest, other non-operating gains and losses, depreciation and amortization expenses. The Company believes EBITDA provides additional information for determining its ability to meet future debt service requirements, investing and capital expenditures.

(in thousands)		(Unaudited) Year ended	
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Free Cash Flow(2)	$180,485	$179,213	$166,571
Reconciliation of Free Cash Flow:			
Net Income	109,408	126,105	98,847
Add: Non-cash income taxes, non-cash interest related to convertible debt, depreciation, amortization of certain intangibles and finance fees, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash gain/loss from sale of trademarks, re-measurement of investments and loss on marketable securities	72,675	56,350	70,914
Less: Capital expenditures	(1,598)	(3,242)	(3,190)
Free Cash Flow	$180,485	$179,213	$166,571

(2) Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash non-recurring gains and charges, less capital expenditures. The Free Cash Flow also excludes any changes in Balance Sheet items. The Company believes Free Cash Flow is useful in evaluating its financial condition because it is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures.